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As filed with the Securities and Exchange Commission on November 15, 2004

Registration No. 333-118193

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 3
to
FORM S-1
REGISTRATION STATEMENT
Under the Securities Act of 1933

COMSTOCK HOMEBUILDING COMPANIES, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	1531 (Primary Standard Industrial Classification Code Number)	20-1164345 (I.R.S. Employer Identification Number)

11465 Sunset Hills Road, Suite 510
Reston, Virginia 20190
(703) 883-1700
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Christopher Clemente
Chief Executive Officer
Comstock Homebuilding Companies, Inc.
11465 Sunset Hills Road, Suite 510
Reston, Virginia 20190
(703) 883-1700
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Stephen A. Riddick, Esq. Jason T. Simon, Esq. Greenberg Traurig, LLP 800 Connecticut Avenue, N.W. Suite 500 Washington, D.C. 20006 (202) 331-3100	Randall S. Parks, Esq. Gerald P. McCartin, Esq. Hunton & Williams LLP Riverfront Plaza, East Tower 951 East Byrd Street Richmond, Virginia 23219 (804) 788-8200

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated            , 2004.

                        Shares

[LOGO]

Comstock Homebuilding Companies, Inc.

Class A Common Stock

        This is an initial public offering of shares of our Class A common stock. All of the    shares of Class A common stock to be sold are being sold by us.

        Each share of our Class A common stock has one vote and each share of our Class B common stock has 10 votes. Following this offering, Christopher Clemente, our Chairman and Chief Executive Officer, and Gregory Benson, our President and Chief Operating Officer, will hold Class A and Class B common stock representing    % of the combined voting power of our Class A and Class B common stock. Prior to this offering, no public market existed for our Class A common stock. We estimate that the initial public offering price per share will be between $    and $    . We have applied for quotation of our Class A common stock on the Nasdaq National Market under the symbol "CHCI" upon completion of this offering.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 8 to read about factors you should consider before buying shares of our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds before expenses, to us	$	$

        To the extent that the underwriters sell more than    shares of Class A common stock, the underwriters have the option to purchase up to an additional     shares from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares on or about                        , 2004.

BB&T Capital Markets

Robert W. Baird & Co.	Ferris, Baker Watts Incorporated

Prospectus dated                        , 2004.

[COVER GATEFOLD: COVER ART]

[Outside of gatefold:

        The top three quarters of the page is occupied by a collage of pictures of Comstock's developments. At the center of the collage is the slogan "Building on a Solid Foundation Since 1985." Centered on the bottom quarter of the page is Comstock's logo with the slogan "Worthy of the Investment."

Inside of gatefold:

        Across the top three quarters of the gatefold is a collage of pictures of Comstock's developments. At the center of the left page of the gatefold is the slogan "Diversified Products for Diverse Markets." Centered across the bottom quarter of the gatefold is Comstock's logo with the slogan "Worthy of the Investment."]

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read the following summary together with the more detailed information regarding us, the common stock being sold in this offering and our combined consolidated financial statements, including the notes to those statements, appearing elsewhere in this prospectus. In this summary and elsewhere in this prospectus, the narrative description of our business and our pro forma financial information incorporates the business and operations of Comstock Service Corp., Inc., also referred to in this prospectus as Comstock Service, which has not been otherwise combined and consolidated in our financial statements and related notes. Discussion of our historical financial statements and results of operations does not include Comstock Service unless otherwise indicated. As part of this offering, we intend to substantially restructure our current corporate organization. We refer to this restructuring as the "Consolidation." This restructuring will include the merger of Comstock Service with and into one of our subsidiaries, which will be accounted for as an acquisition. See "Corporate Consolidation" on page 25. For information on how we derive our pro forma information, please see "Unaudited Pro Forma Combined Consolidated Financial Information" on page 30.

  When we refer to

  •
  the "Company," "we," "us" or "our," for periods prior to the completion of the Consolidation, we are referring to Comstock Holding Company, Inc., Comstock Homes, Inc., Sunset Investment Corp., Inc. and Comstock Service Corp., Inc., and as of the completion of the Consolidation and thereafter, we are referring to Comstock Homebuilding Companies, Inc., together in each case with our subsidiaries and any predecessor entities unless the context suggests otherwise;

  •
  "The Comstock Companies," we are referring to Comstock Holding Company, Inc., Comstock Homes, Inc. and Sunset Investment Corp., Inc., in each case together with their respective subsidiaries;

  •
  "homes," we are referring to single-family homes, townhouses and condominium units;

  •
  the "Washington, D.C. market," we are referring to the Washington, D.C. Primary Metropolitan Statistical Area, as defined by the U.S. Census Bureau, which includes the District of Columbia, 17 counties and cities in northern Virginia, five counties in Maryland and Berkeley and Jefferson counties in the eastern panhandle of West Virginia;

  •
  the "Raleigh, North Carolina market," we are referring to the six counties included in the Raleigh-Durham-Chapel Hill, North Carolina Metropolitan Statistical Area, as defined by the U.S. Census Bureau;

  •
  "orders" or "sales," we are referring to fully executed contracts with buyers of our homes, excluding contracts that were executed and cancelled;

  •
  "settlements" or "deliveries," we are referring to the transfer of title of a home to a buyer; and

  •
  "backlog," we are referring to orders for homes for which there has not yet been a settlement. Our backlog equals total orders less total deliveries.

Our Business

        We are a production home builder that develops, builds and markets single-family homes, townhouses and condominiums. We focus on geographic areas, products and price points where we believe there is significant demand and high profit potential. We currently operate in the Washington, D.C. and Raleigh, North Carolina markets where we target a diverse range of buyers, including first-time, early move-up, secondary move-up, empty nester move-down and active adult home buyers. We believe that these demographics represent a significant and stable segment of home buyers in our markets. Since our founding in 1985, we have built and delivered over 2,500 homes valued at over $565 million.

        Over the past several years we have expanded our business model to include the development of land for our home building operations as a complement to the purchase of finished building lots developed by others. We are currently experiencing the benefits of this expansion. For the year ended December 31, 2003, our revenue and operating income increased over 2002 by 59.7% and 91.4%, respectively. For the nine months ended September 30, 2004, our revenue and operating income increased by $51.4 million and $12.6 million, respectively, to $74.6 million and $15.2 million, respectively, as compared to the nine months ended September 30, 2003. The book value of our real estate held for development and sale has increased by $71.8 million from $20.2 million at December 31, 2002 to $92.0 million at September 30, 2004. On October 31, 2004 our backlog, including Comstock Service, was $142.0 million.

Our Markets

        We operate in the Washington, D.C. and Raleigh, North Carolina markets. We believe that in the home building industry, local economic trends and influences have a more significant impact on supply and demand, and therefore on profitability, than national economic trends and influences. While national economic indicators are influential, they may not show a direct correlation to the performance of a home builder in a particular market. According to the National Association of Home Builders, the Washington, D.C. and Raleigh, North Carolina metropolitan areas are both ranked in the top 20 housing markets in the country, based upon total residential building permits issued in 2003.

        Greater Washington, D.C. Metropolitan Market. Our current and anticipated projects for the Washington, D.C. market are in Arlington, Culpeper, Fairfax, Fauquier, Loudoun, Prince William and Stafford counties in Virginia, and Anne Arundel, Frederick, Howard, Montgomery and Prince Georges counties in Maryland and in the District of Columbia. The Washington, D.C. metropolitan area has typically experienced strong population and economic growth. The strength of this employment market and the stability and resilience of the local economy result in part from the size of the federal government workforce. The presence of the federal government historically has served as a buffer for the local economy against market downturns in the private sector. According to the Bureau of Labor Statistics, the Washington, D.C. market is also characterized by a large professional and business services sector, such as legal, consulting and lobbying services, that employs about 21% of the metropolitan workforce. According to the U.S. Department of Commerce, the Washington, D.C. market enjoyed the fourth highest per capita income among metropolitan areas in the country in 2002—138% of the national per capita income.

        Raleigh, North Carolina Market. Our current and anticipated projects for the Raleigh, North Carolina market are in Durham, Franklin, Johnston and Wake counties, which includes the city of Raleigh. From 1990 to 2000, the Raleigh, North Carolina market was the 12th fastest growing metropolitan area in the United States and was the second fastest growing area in the Southeast in terms of population growth, according to the U.S. Census Bureau. The area experienced population growth of 38.9% during that period, according to the U.S. Census Bureau. Similar to the Washington, D.C. market, the local economy in the Raleigh, North Carolina market is relatively stable and less sensitive to national economic trends because of large public sector employment. Raleigh is the state capital of North Carolina. According to the Bureau of Labor Statistics, the state and local governments constitute 18.7% of the area's aggregate employment. The area is home to Research Triangle Park, a public/private, planned research park containing over nine million square feet of office space, and the headquarters of many technology and research companies. Duke University, the University of North Carolina-Chapel Hill and North Carolina State University are also located in the Raleigh, North Carolina market. According to the U.S. Department of Commerce, the Raleigh, North Carolina market ranked 41st among 361 metropolitan areas in 2002 in terms of per capita income, or 108% of the national per capita income.

Our Strategy

        Our business strategy is to focus on geographic areas, products and price points where we believe there is significant demand for new housing and high profit potential. Our strategy has the following key elements:

        Build in and expand within the strong growth markets in which we currently operate. We plan to maintain and expand our business in the Washington, D.C. and Raleigh, North Carolina markets to capitalize on their robust economies and continued population growth.

        Expand into selected new geographic markets within our region. We intend to expand into selected new geographic markets in the eastern United States through both start-up operations and acquisitions of other home builders that have strategic land positions, strong local management teams and sound operating principles.

        Acquire and develop a high-margin land inventory. We believe that our market knowledge and experience in land entitlement and development enable us to successfully identify attractive land acquisition opportunities, efficiently manage the process of obtaining development rights and maximize land value.

        Create opportunities in areas overlooked by our competitors. We believe that our townhouse and condominium products, along with our substantial experience in dealing with both the market and regulatory requirements of urban mixed-use developments, enable us to identify and create value in land parcels often overlooked by larger production home builders.

        Focus on a broad segment of the home buying market. Our single-family homes, townhouses and condominiums are designed and priced to appeal to a wide segment of the home buying market, including first-time, early move-up, secondary move-up, empty nester move-down and active adult home buyers.

        Expand into the growing active adult market. We expect the large and aging baby boom population in the United States to fuel growth in the active adult market of the home building industry, and we believe that we are well positioned to take advantage of this growing market.

        Maximize our economies of scale. As a production home builder, we are able to realize economies of scale in the purchase of raw materials, supplies, manufactured inputs and labor.

Our Company

        We were incorporated in May 2004. Our business was started in 1985 by Christopher Clemente, our Chief Executive Officer, as a residential land developer and home builder focused on the upscale home market in the northern Virginia suburbs of Washington, D.C. Immediately prior to this offering, we operated our business through four primary holding companies. As part of this offering, we intend to substantially consolidate our current corporate structure. Please see "Corporate Consolidation" on page 25.

        Our principal executive offices are located at 11465 Sunset Hills Road, Suite 510, Reston, Virginia 20190, and our telephone number is (703) 883-1700. Our Web site is www.comstockhomebuilding.com. Information contained on our Web site does not constitute a part of this prospectus.

The Offering

Class A common stock offered	shares
Class A common stock to be outstanding after this offering	shares
Class B common stock to be outstanding after this offering	shares
Voting and conversion rights
Our Class A and Class B common stock generally have identical rights, except for voting and conversion rights. The holders of Class A common stock are entitled to one vote per share and the holders of Class B common stock are entitled to 10 votes per share. Holders of Class A common stock have no conversion rights. Holders of Class B common stock may convert some or all of their shares into the same number of shares of Class A common stock at any time. Under certain circumstances, a share of Class B common stock may automatically convert into a share of Class A common stock. For more information, please see "Description of Capital Stock" on page 92.
Use of proceeds
Approximately $7.3 million to purchase outstanding minority membership interests in certain of our subsidiaries; approximately $3.0 million to repay certain indebtedness; approximately $8.5 million to fund the payment of all or a portion of certain S corporation distributions, undistributed tax partnership profits and other amounts owed to our current stockholders by certain of our subsidiaries in connection with our Consolidation; for general corporate purposes, including working capital; and to fund new projects and acquisitions of assets and/or companies.
Proposed Nasdaq National Market symbol for Class A common stock	CHCI

Except as otherwise noted, the number of shares to be outstanding after this offering excludes:

  •
          shares of Class A common stock reserved for future issuance under our equity incentive plan; and

  •
          shares of Class A common stock reserved for future issuance under our employee stock purchase plan.

Except as otherwise noted, all information in this prospectus is based on the following assumptions:

  •
  the underwriters do not exercise their over-allotment option; and

  •
  the completion of our Consolidation immediately prior to the closing of this offering.

SUMMARY HISTORICAL AND PRO FORMA
FINANCIAL AND OTHER DATA

        We derived the selected historical financial data shown below for 1999, 2000, 2001, 2002 and 2003 and for the interim periods in 2003 and 2004 from our audited and unaudited financial statements. You should read the following financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and our combined consolidated financial statements and the related notes, included elsewhere in this prospectus.

        We have derived the summary pro forma financial data shown below from our unaudited pro forma combined consolidated financial information included elsewhere in this prospectus. The summary unaudited pro forma combined consolidated financial data is not necessarily indicative of either future results of operations or the results that would have occurred if the events we describe had occurred on the indicated dates. You should read the summary historical and pro forma financial data in conjunction with our audited combined consolidated financial statements, the unaudited pro forma combined consolidated financial information and, in each case, the related notes included elsewhere in this prospectus.

        The unaudited pro forma combined consolidated financial statements as adjusted give pro forma effect to a number of factors, including the following:

  •
  the Consolidation;

  •
  the deemed acquisition of Comstock Service;

  •
  the acquisition of certain minority membership interests in certain of our subsidiaries;

  •
  the repayment of certain indebtedness;

  •
  funding of the payment of certain S corporation distributions owed to our current stockholders by our four primary holding companies in conjunction with our Consolidation; and

  •
  this offering.

The unaudited pro forma combined consolidated statements of operations as adjusted were prepared as if the foregoing transactions had occurred on January 1, 2003. The unaudited pro forma combined consolidated balance sheet as adjusted was prepared as if the foregoing transactions had occurred on September 30, 2004.

	Years Ended December 31,								Nine Months Ended September 30,
	Actual						Pro Forma as Adjusted(d)		Actual			Pro Forma as Adjusted(d)
	1999	2000	2001	2002	2003		2003		2003	2004		2004
	(in thousands, except share data)
Operating Data:
Revenues	$44,898	$49,439	$50,929	$34,752	$55,521		$65,864		$23,173	$74,567		$85,881
Cost of sales	39,296	43,199	40,853	26,820	41,756		48,419		17,648	50,084		59,735
Selling, general and administrative	3,821	1,603	3,900	3,725	5,712		8,996		2,958	9,317		11,766

Operating income	1,781	4,637	6,176	4,207	8,053		8,449		2,567	15,166		14,380
Other (income) expense, net	(217)	(62)	(302)	10	(44)		(70)		(70)	283		434

Income before minority interests and equity in earnings of real estate partnerships	1,998	4,699	6,478	4,197	8,097		8,519		2,637	14,883		13,946
Minority interest	1,167	1,861	1,965	664	2,297		(61)		907	4,360		67

Income before equity in earnings of real estate partnerships	831	2,838	4,513	3,533	5,800		8,580		1,730	10,523		13,879
Equity in earnings of real estate partnerships	—	—	6	51	139		19		98	93		60

Net income (a)	$831	$2,838	$4,519	$3,584	5,939		8,599		$1,828	10,616		13,939

Pro forma provision for income taxes, net of minority interests					2,373	(b)	3,354			2,287	(b)	3,966

Pro forma net income					$3,566	(b)	$5,245	(d)		$8,329	(b)	$9,973	(d)

Historical earnings per share:
Historical basic and diluted earnings per share	$325	$1,109	$1,767	$1,172	$1,669		—		$514	$2,984		—

Historical weighted-average common shares outstanding	2,558	2,558	2,558	3,058	3,558		—		3,558	3,558		—

Pro forma earnings per share:
Pro forma basic and diluted earnings per share					—	(b)	—	(d)		—	(b)	—	(d)

Pro forma weighted-average common shares outstanding					—	(c)		(e)		—	(c)	—	(e)

	Years Ended December 31,						Nine Months Ended September 30,
	Actual					Pro Forma	Actual		Pro Forma
	1999	2000	2001	2002	2003	2003(f)	2003	2004	2004(f)
	(in thousands, except homes)
Supplemental Data:
New sales contracts, net of cancellations (homes)	192	305	161	101	216	258	166	490	540
New sales contracts, value net of cancellations	$37,471	$57,161	$36,251	$28,918	$69,086	$81,278	$51,931	$170,644	$185,280
Average sales price per home ordered	$195	$187	$225	$286	$320	$315	$313	$348	$343
Homes delivered (homes)	223	234	220	124	162	211	64	208	256
Homes delivered, settlement revenue	$44,898	$41,009	$48,058	$29,397	$49,081	$62,359	$19,295	$67,649	$79,584
Average settlement revenue of homes delivered	$201	$175	$218	$237	$303	$296	$301	$325	$311
Backlog at end of period, contract value (homes)	$10,177	$23,680	$12,259	$11,480	$31,526	$36,401	$43,929	$135,442	$141,959
	December 31,					September 30,
	Actual					Actual	Pro Forma as Adjusted(d)
	1999	2000	2001	2002	2003	2004	2004
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,544	$6,664	$7,086	$8,695	$17,160	$15,349	$(10,801)
Real estate held for development and sale	10,779	12,889	8,573	20,192	65,272	92,067	111,765
Total assets	15,946	20,959	18,402	33,971	90,184	117,780	112,914
Notes payable	9,087	11,855	9,439	17,203	61,062	72,180	80,679
Total liabilities	12,884	17,033	13,035	21,574	71,746	88,146	99,330
Minority interest	2,433	1,318	2,390	8,790	11,413	17,526	13,710
Stockholders' equity	629	2,608	2,937	3,607	7,025	12,108	(126)

(a)
Historical data does not reflect any provision for income taxes. The Comstock Companies were S corporations during the periods indicated and therefore were not subject to income tax. See "Corporate Consolidation."

(b)
Pro forma net income and earnings per share reflect the application of statutory corporate income tax rates to net income as if the termination of the S corporation status of The Comstock Companies had occurred on January 1, 2003 (excluding the deemed acquisition of Comstock Service). The effective derived income tax rates for the year ended December 31, 2003 and the nine months ended September 30, 2004 were 40.0% and 38.9%, respectively.

(c)
The historical shares outstanding have been adjusted to reflect the additional number of shares, on an equivalent basis, which are necessary to pay the $    million S corporation distributions.

(d)
Gives effect to (i) the Consolidation, (ii) the deemed acquisition of Comstock Service, (iii) the acquisition of certain minority membership interests in certain of our subsidiaries, (iv) the repayment of certain indebtedness, (v) funding of the payment of certain S corporation distributions and other amounts owed to our current stockholders by certain of our subsidiaries in conjunction with the Consolidation and (vi) this offering. See "Unaudited Pro Forma Combined Consolidated Financial Information."

(e)
Represents the number of (i) shares of Class A common stock to be issued to existing shareholders in connection with the Consolidation, (ii) shares of Class B common stock to be issued to certain existing shareholders and (iii) shares of Class A common stock to be issued in connection with this offering to the extent the proceeds from which will be used to acquire certain minority membership interests of certain of our subsidiaries, repay certain indebtedness existing as of September 30, 2004 and pay certain S corporation distributions and other amounts in conjunction with our Consolidation. See "Unaudited Pro Forma Combined Consolidated Financial Information."

(f)
Includes both The Comstock Companies and Comstock Service.

RISK FACTORS

        This offering and an investment in our Class A common stock involve a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus before purchasing our Class A common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected, the value of our stock could decline, and you may lose all or part of your investment. The risks and uncertainties described below are those that we currently believe may materially affect us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Relating to Our Business

We engage in construction and real estate activities which are speculative and involve a high degree of risk.

        The home building industry is speculative and is significantly affected by changes in economic and other conditions, such as:

  •
  employment levels;

  •
  availability of financing;

  •
  interest rates; and

  •
  consumer confidence.

These factors can negatively affect the demand for and pricing of our homes and our margin on sale. We are also subject to a number of risks, many of which are beyond our control, including:

  •
  delays in construction schedules;

  •
  costs overruns;

  •
  changes in governmental regulations (such as slow- or no-growth initiatives);

  •
  increases in real estate taxes and other local government fees;

  •
  labor strikes;

  •
  transportation costs for delivery of materials; and

  •
  increases and/or shortages in raw materials and labor costs.

Fluctuations in market conditions may affect our ability to sell our land and home inventories at expected prices, if at all, which could adversely affect our revenues and earnings.

        We are subject to the potential for significant fluctuations in the market value of our land and home inventories. We must constantly locate and acquire new tracts of undeveloped and developed land to support our home building operations. There is a lag between the time we acquire control of undeveloped land or developed home sites and the time that we can bring the communities built on that land to market and deliver our homes. This lag time varies from site to site as it is impossible to determine in advance the length of time it will take to obtain governmental approvals and building permits. The risk of owning undeveloped land, developed land and homes can be substantial. The market value of undeveloped land, buildable lots and housing inventories can fluctuate significantly as a result of changing economic and market conditions. Inventory carrying costs can be significant and can result in losses in a poorly performing development or market. Material write-downs of the estimated value of our land and home inventories could occur if market conditions deteriorate or if we purchase land or build home inventories at higher prices during stronger economic periods and the value of those land or home inventories subsequently declines during weaker economic periods. We could also be forced to sell homes, land or lots for prices that generate lower profit than we anticipate, or at a loss, and may not be able to dispose of an investment in a timely manner when we find dispositions advantageous or necessary. Furthermore, a decline in the market value of our land or home inventories may give rise to a breach of financial covenants contained in one or more of our credit facilities, which could cause a default under those credit facilities.

Because our business depends on the acquisition of new land, the potential limitations on the supply of land could reduce our revenues or negatively impact our results of operations.

        Due to increased demand for new homes, we have experienced an increase in competition for available land and developed home sites in the Washington, D.C. and Raleigh, North Carolina markets. In these markets, we have experienced competition for home sites from other, sometimes better capitalized, home builders. In the Raleigh, North Carolina market, we have recently experienced competition from large, national home builders entering the market. Our ability to continue our home building activities over the long term depends upon our ability to locate and acquire suitable parcels of land or developed home sites to support our home building operations. As competition for land increases, the cost of acquiring it may rise, and the availability of suitable parcels at acceptable prices may decline. The increased cost of land requires us to increase the prices of our homes. This increased pricing could reduce demand for our homes and, consequently, reduce the number of homes we sell and lead to a decrease in our revenues and earnings.

Our business is subject to governmental regulations that may delay, increase the cost of, prohibit or severely restrict our development and home building projects and reduce our revenues and growth.

        We are subject to extensive and complex laws and regulations that affect the land development and home building process, including laws and regulations related to zoning, permitted land uses, levels of density (number of dwelling units per acre), building design, access to water and other utilities, water and waste disposal and use of open spaces. In addition, we and our subcontractors are subject to laws and regulations relating to worker health and safety. We also are subject to a variety of local, state and federal laws and regulations concerning the protection of health and the environment. In some of our markets, we are required to pay environmental impact fees, use energy saving construction materials and give commitments to provide certain infrastructure such as roads and sewage systems. We must also obtain permits and approvals from local authorities to complete residential development or home construction. The laws and regulations under which we and our subcontractors operate, and our and their obligations to comply with them, may result in delays in construction and development, cause us to incur substantial compliance and other increased costs, and prohibit or severely restrict development and home building activity in certain areas in which we operate. If we are unable to continue to develop communities and build and deliver homes as a result of these restrictions or if our compliance costs increase substantially, our revenues and earnings may be reduced and we may not be able to continue our current level of growth.

Cities and counties in which we operate have adopted, or may adopt, slow or no-growth initiatives that would reduce our ability to build and sell homes in these areas and could adversely affect our revenues and earnings.

        From time to time, certain cities and counties in which we operate have approved, and others in which we operate may approve, various "slow-growth" or "no-growth" initiatives and other similar ballot measures. Such initiatives restrict development within localities by, for example, limiting the number of building permits available in a given year. Approval of slow- or no-growth measures could reduce our ability to acquire land, obtain building permits and build and sell homes in the affected markets and could create additional costs and administration requirements, which in turn could have an adverse effect on our revenues and earnings.

        Increased regulation in the housing industry increases the time required to obtain the necessary approvals to begin construction and has prolonged the time between the initial acquisition of land or land options and the commencement and completion of construction. These delays increase our costs, decrease our profitability and increase the risks associated with the land inventories we maintain.

        Municipalities may restrict or place moratoriums on the availability of utilities, such as water and sewer taps. If municipalities in which we operate take actions like these, it could have an adverse effect on our business by causing delays, increasing our costs or limiting our ability to build in those municipalities. This, in turn, could reduce the number of homes we sell and decrease our revenues and earnings.

Our ability to sell homes, and, accordingly, our results of operations, will be affected by the availability of financing to potential home buyers.

        Most home buyers finance their purchases through third-party mortgage financing. Real estate demand is generally adversely affected by:

  •
  increases in interest rates and/or related fees;

  •
  increases in real estate transaction closing costs;

  •
  decreases in the availability of mortgage financing;

  •
  increasing housing costs;

  •
  unemployment; and

  •
  changes in federally sponsored financing programs.

Increases in interest rates or decreases in the availability of mortgage financing could depress the market for new homes because of the increased monthly mortgage costs or the unavailability of financing to potential home buyers. Even if potential home buyers do not need financing, increases in interest rates and decreased mortgage availability could make it harder for them to sell their homes. This could adversely affect our operating results and financial condition.

The competitive conditions in the home building industry could increase our costs, reduce our revenues and earnings and otherwise adversely affect our results of operations or limit our growth.

        The home building industry is highly competitive and fragmented. We compete in each of our markets with a number of national, regional and local builders for customers, undeveloped land and home sites, raw materials and labor. In the Washington, D.C. market, we compete against approximately 15 to 20 publicly-traded national home builders, approximately 10 to 15 privately-owned regional home builders, and many local home builders, some of whom are very small and may build as few as five to 25 homes per year. In the Raleigh, North Carolina market, we compete against approximately 10 to 15 publicly-traded national home builders, approximately 10 to 15 privately-owned regional home builders, and a large number of small, local home builders. We do not compete against all of the builders in our geographic markets in all of our product types or submarkets, as some builders focus on particular types of projects within those markets, such as large estate homes, that are not in competition with our projects.

        We compete primarily on the basis of price, location, design, quality, service and reputation. Some of our competitors have greater financial resources, more established market positions and better opportunities for land and home site acquisitions than we do and have lower costs of capital, labor and material than us. The competitive conditions in the home building industry could, among other things:

  •
  make it difficult for us to acquire suitable land or home sites in desirable locations at acceptable prices and terms, which could adversely affect our ability to build homes;

  •
  require us to increase selling commissions and other incentives, which could reduce our profit margins;

  •
  result in delays in construction if we experience delays in procuring materials or hiring trades people or laborers;

  •
  result in lower sales volume and revenues; and

  •
  increase our costs and reduce our earnings.

        We also compete with resales of existing homes and condominiums and available rental housing. An oversupply of competitively priced resale or rental homes in our markets could adversely affect our ability to sell homes profitably.

Our business is concentrated in two geographic areas which increases our exposure to localized risks.

        We currently develop and sell homes principally in the Washington, D.C. and Raleigh, North Carolina markets. Our limited geographic diversity means that adverse general economic, weather or other conditions in either of these markets could adversely affect our results of operations or our ability to grow our business.

Our growth strategy to expand into new geographic areas poses risks.

        We may expand our business to new geographic areas outside of the Washington, D.C. and Raleigh-Durham, North Carolina metropolitan areas. We will face additional risks if we develop communities in geographic areas or climates in which we do not have experience or if we develop a different size or style of community than those currently being developed, including:

  •
  adjusting our construction methods to different geographies and climates;

  •
  obtaining the necessary construction materials and labor in sufficient amounts and on acceptable terms;

  •
  obtaining necessary entitlements and permits under unfamiliar regulatory regimes;

  •
  attracting potential customers in a market in which we do not have significant experience; and

  •
  the cost of hiring new employees and increased infrastructure costs.

        We may not be able to successfully manage the risks of such an expansion, which could have a material adverse effect on our revenues, earnings and financial condition.

We may not be able to successfully identify, complete or integrate acquisitions.

        As part of our business strategy, we expect to review acquisition prospects in our existing markets and in new markets in the Mid-Atlantic region or elsewhere that would complement our existing business, or that might otherwise offer growth opportunities. We have not currently identified any acquisition targets, and we may not be successful in identifying suitable acquisition targets or in completing acquisitions. Further, to the extent we complete acquisitions, we may be unable to realize the anticipated benefits because of operational factors or difficulties in integrating the acquisitions with our existing business. Acquisitions entail numerous risks, including, but not limited to:

  •
  difficulties in assimilating acquired management and operations;

  •
  risks associated with investing the necessary resources in order to achieve profitability;

  •
  the incurrence of significant due diligence expenses relating to acquisitions that are not completed;

  •
  unforeseen expenses and liabilities;

  •
  risks associated with entering new markets or sub-markets in which we have limited or no prior experience;

  •
  the diversion of our management's attention from our current business;

  •
  the potential loss of key employees of acquired organizations; and

  •
  risks associated with transferred assets and liabilities.

        We may not be able to acquire or manage profitably additional businesses, or to integrate successfully any acquired businesses, properties or personnel into our business, without substantial costs, delays or other operational or financial difficulties. Our failure to do so could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on the services of certain key employees and the loss of their services could harm our business.

        Our success largely depends on the continuing services of certain key employees, including our Chairman and Chief Executive Officer, Christopher Clemente, Gregory Benson, our President and Chief Operating Officer, and Bruce Labovitz, our Chief Financial Officer. Our continued success also depends on our ability to attract and retain qualified personnel. We believe that Messrs. Clemente, Benson and Labovitz each possesses valuable industry knowledge, experience and leadership abilities that would be difficult in the short term to replicate. The loss of these or other key employees could harm our operations and business plans.

Our significant level of debt could adversely affect our financial condition and prevent us from fulfilling our debt service obligations.

        We currently have a significant amount of debt, and our ability to meet our debt service obligations will depend on our future performance. Numerous factors outside of our control, including changes in economic or other business conditions generally, such as employment levels, population growth and consumer confidence, or in the markets or industry in which we do business, may adversely affect our operating results and cash flows, which in turn may affect our ability to meet our debt service obligations. As of September 30, 2004, on an unaudited pro forma as adjusted basis, we had $80.7 million aggregate principal amount of total debt outstanding, or      % of our total pro forma as adjusted shareholders' equity as of that date. We may incur additional debt to fund our operations.

        For the nine months ended September 30, 2004, our interest payments on account of outstanding indebtedness totaled $3.0 million or 4.0% of our total revenues for that period. Our total anticipated interest payment obligations for the 12 months beginning January 1, 2004 are $5.0 million on a pro forma basis, after giving effect to the consummation of this offering, including the anticipated repayment of approximately $3.0 million of indebtedness from the net proceeds of this offering. If we are unable to meet our debt service obligations, we may need to restructure or refinance our debt, seek additional equity financing or sell assets. We may be unable to restructure or refinance our debt, obtain additional equity financing or sell assets on satisfactory terms or at all. In addition, a substantial portion of our cash flow from operations must be dedicated to the repayment of debt, including interest, thereby reducing the funds available to us for other purposes. Our level of debt may limit our flexibility to adjust to changing economic or market conditions, reduce our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions.

Our growth requires additional capital, which may not be available.

        The real estate development industry is capital intensive and requires significant expenditures for land purchases, land development and construction. We intend to pursue a strategy of continued investment in additional real estate related projects. We anticipate that we will need to obtain additional financing as we expand our operations. These funds may be obtained through public or private debt or equity financings, additional bank borrowings or from strategic alliances or joint ventures. We may not be successful in obtaining additional funds in a timely manner, on favorable terms or at all. Moreover, certain of our bank financing agreements contain provisions that limit the type and amount of debt we may incur in the future without our lenders' consent. In addition, the availability of borrowed funds, especially for land acquisition and construction financing, may be greatly reduced, and lenders may require us to invest increased amounts of equity in a project in connection with both new loans and the extension of existing loans. If we do not have access to additional capital, we may be required to delay, scale back or abandon some or all of our acquisition plans or growth strategies or reduce capital expenditures and the size of our operations.

Our growth depends on the availability of construction, acquisition and development loans.

        Currently, we have multiple construction, acquisition and development loans. We plan to replace these credit facilities with one or more larger facilities, which is expected to reduce our aggregate debt financing costs. If we are unable to obtain a larger facility, we will need to continue to rely on our smaller credit facilities. These smaller credit facilities generally have higher costs and require significant management time to administer them. Additionally, if financial institutions decide to discontinue providing these facilities to us, we would lose our primary source of financing our operations or the cost of retaining or replacing these credit facilities could increase dramatically. Further, this type of financing is typically characterized by short-term loans which are subject to call. If our primary financing becomes unavailable or accelerated repayment is demanded, we may not be able to meet our obligations.

Our bank credit facilities impose restrictions on our operations, which, if violated, could result in our indebtedness being immediately due and payable and the loss of our assets.

        Our bank credit facilities impose restrictions on our operations and activities. The most significant restrictions relate to debt incurrence, lien incurrence, sales of significant assets and cash distributions and require us to comply with certain financial covenants. If we fail to comply with any of these restrictions or covenants, the banks could cause our debt to become payable immediately. In addition, some of our debt instruments contain cross-default provisions, which could cause a default under a number of debt instruments if we default on only one debt instrument. Most of our credit facilities are secured by the land, improvements and fixtures owned by the entity that is party to the facility. If we were unable to repay indebtedness owed to our secured creditors, they could foreclose on the collateral securing that indebtedness.

A significant portion of our business plan involves construction of mixed-use developments and high-rise projects with which we have less experience.

        We expect to increase our construction and development of mixed-use and high-rise residential projects. Our experience is largely based on smaller wood-framed structures that are less complex than high-rise construction or the development of mixed-use projects. A mixed-use project is one that integrates residential and non-residential uses in the same structure or in close proximity to each other, on the same land. As we expand into these new product types, we expect to encounter operating, marketing, customer service, warranty and management challenges with which we have less familiarity. Although we have expanded our management team to include individuals with significant experience in this type of real estate development, we have not completed any projects managed by these persons. If we are unable to successfully manage the challenges of this portion of our business, we may incur additional costs and our results of operations could be adversely affected.

If we experience shortages of labor or supplies or other circumstances beyond our control, there could be delays or increased costs in developing our projects, which would adversely affect our operating results.

        We and the home building industry from time to time may be affected by circumstances beyond our control, including:

  •
  work stoppages, labor disputes and shortages of qualified trades people, such as carpenters, roofers, electricians and plumbers;

  •
  lack of availability of adequate utility infrastructure and services;

  •
  transportation cost increases;

  •
  our need to rely on local subcontractors who may not be adequately capitalized or insured; and

  •
  shortages or fluctuations in prices of building materials.

        These difficulties have caused and likely will cause unexpected construction delays and short-term increases in construction costs. In an attempt to protect the margins on our projects, we often purchase certain building materials with commitments that lock in the prices of these materials for 90 to 120 days or more. However, once the supply of building materials subject to these commitments is exhausted, we are again subject to market fluctuations and shortages. We may not be able to recover unexpected increases in construction or materials costs by raising our home prices because, typically, the price of each home is established at the time a customer executes a home sale contract. Furthermore, sustained increases in construction costs may, over time, erode our profit margins.

We depend on the availability and skill of subcontractors.

        Substantially all of our construction work is done by subcontractors with us acting as the general contractor or by subcontractors working for a general contractor we select for a particular project. Accordingly, the timing and quality of our construction depends on the availability and skill of those subcontractors. We do not have long-term contractual commitments with subcontractors or suppliers. Although we believe that our relationships with our suppliers and subcontractors are good, we cannot assure you that skilled subcontractors will continue to be available at reasonable rates and in the areas in which we conduct our operations. The inability to contract with skilled subcontractors or general contractors at reasonable costs on a timely basis could limit our ability to build and deliver homes and could erode our profit margins.

Product liability litigation and claims that arise in the ordinary course of business may be costly or negatively impact sales, which could adversely affect our results of operations.

        Our home building business is subject to construction defect and product liability claims arising in the ordinary course of business. These claims are common in the home building industry and can be costly. Among the claims for which developers and builders have financial exposure are property damage, environmental claims and bodily injury claims. Damages awarded under these suits may include the costs of remediation, loss of property and health-related bodily injury. In response to increased litigation, insurance underwriters have attempted to limit their risk by excluding coverage for certain claims associated with environmental conditions, pollution and product and workmanship defects. As a developer and a home builder, we may be at risk of loss for mold-related property, bodily injury and other claims in amounts that exceed available limits on our comprehensive general liability policies. In addition, the costs of insuring against construction defect and product liability claims are high and the amount of coverage offered by insurance companies is limited. Uninsured product liability and similar claims, claims in excess of the limits under our insurance policies and the costs of obtaining insurance to cover such claims could have a material adverse effect on our revenues and earnings.

Increased insurance risk could negatively affect our business.

        Insurance and surety companies have reassessed many aspects of their business and, as a result, may take actions that could negatively affect our business. These actions could include increasing insurance premiums, requiring higher self-insured retentions and deductibles, requiring additional collateral on surety bonds, reducing limits, restricting coverages, imposing exclusions, and refusing to underwrite certain risks and classes of business. Any of these actions may adversely affect our ability to obtain appropriate insurance coverage at reasonable costs, which could have a material adverse effect on our business. Additionally, coverage for certain types of claims, such as claims relating to mold, is generally unavailable. Further, we rely on surety bonds, typically provided by insurance companies, as a means of limiting the amount of capital utilized in connection with the public improvement sureties that we are required to post with governmental authorities in connection with land development and construction activities. The cost of obtaining these surety bonds is, from time to time, unpredictable and on occasion these surety bonds are unavailable. These factors can delay commencement of development projects and adversely affect revenue and earnings.

We are subject to warranty claims arising in the ordinary course of business that could be costly.

        We provide service warranties on our homes for a period of one year or more post closing and a structural warranty for five years post closing. We self-insure all of our warranties and reserve an amount we believe will be sufficient to satisfy any warranty claims on homes we sell. We also attempt to pass much of the risk associated with potential defects in materials and workmanship on to the subcontractors performing the work and the suppliers and manufacturers of the materials. In such cases, we still may incur unanticipated costs if a subcontractor, supplier or manufacturer fails to honor its obligations regarding the work or materials it supplies to our projects. If the amount of actual claims materially exceeds our aggregate warranty reserves and/or the amounts we can recover from our subcontractors and suppliers, our operating results would be adversely affected.

Our business, revenues and earnings may be adversely affected by adverse weather conditions or natural disasters.

        Adverse weather conditions, such as extended periods of rain, snow or cold temperatures, and natural disasters, such as hurricanes, tornadoes, floods and fires, can delay completion and sale of homes, damage partially complete or other unsold homes in our inventory and/or decrease the demand for homes or increase the cost of building homes. To the extent that natural disasters or adverse weather events occur, our business and results may be adversely affected. To the extent our insurance is not adequate to cover business interruption losses or repair costs resulting from these events, our revenues and earnings may be adversely affected.

We are subject to certain environmental laws and the cost of compliance could adversely affect our business.

        As a current or previous owner or operator of real property, we may be liable under federal, state, and local environmental laws, ordinances and regulations for the costs of removal or remediation of hazardous or toxic substances on, under or in the properties or in the proximity of the properties we develop. These laws often impose liability whether or not we knew of, or were responsible for, the presence of such hazardous or toxic substances. The cost of investigating, remediating or removing such hazardous or toxic substances may be substantial. The presence of any such substance, or the failure promptly to remediate any such substance, may adversely affect our ability to sell the property, to use the property for our intended purpose, or to borrow funds using the property as collateral. In addition, the construction process involves the use of hazardous and toxic materials. We could be held liable under environmental laws for the costs of removal or remediation of such materials. In addition, our existing credit facilities also restrict our access to the loan proceeds if the properties that are used to collateralize the loans are contaminated by hazardous substances and require us to indemnify the bank against losses resulting from such occurrence for significant periods of time, even after the loan is fully repaid.

        Our Eclipse project is part of a larger development located at Potomac Yard in northern Virginia. Potomac Yard was formerly part of a railroad switching yard contaminated by rail-related activities. Remediation of the property was conducted under supervision of the U.S. Environmental Protection Agency, or EPA, in coordination with state and local authorities. In 1998, federal, state and local government agencies authorized redevelopment of the property. Our plans for development of our portion of the project are consistent with those authorizations. Although concentrations of contaminants remain on the property under the EPA-approved remediation work plan, the EPA has determined that they do not present an unacceptable risk to human health or the environment. However, it is possible that we could incur some costs to defend against any claims that might be brought in the future relating to any such contaminants.

If we are not able to develop our communities successfully, our earnings could be diminished.

        Before a community generates any revenues, material expenditures are required to acquire land, to obtain development approvals and to construct significant portions of project infrastructure, amenities, model homes and sales facilities. It can take a year or more for a community development to achieve cumulative positive cash flow. Our inability to develop and market our communities successfully and to generate positive cash flows from these operations in a timely manner would have a material adverse effect on our ability to service our debt and to meet our working capital requirements.

Our operating results may vary.

        We expect to experience variability in our revenues and net income. Factors expected to contribute to this variability include, among other things:

  •
  the uncertain timing of real estate closings;

  •
  our ability to continue to acquire additional land or options thereon on acceptable terms and the timing of all necessary regulatory approvals required for development;

  •
  the condition of the real estate market and the general economy in the Washington D.C. and Raleigh, North Carolina markets, and other markets we may enter;

  •
  the cyclical nature of the home building industry;

  •
  the changing regulatory environment concerning real estate development and home building;

  •
  changes in prevailing interests rates and the availability of mortgage financing; and

  •
  costs of material and labor and delays in construction schedules.

        The volume of sales contracts and closings typically varies from month to month and from quarter to quarter depending on several factors, including the stages of development of our projects, weather and other factors beyond our control. In the early stages of a project's development, we incur significant start-up costs associated with, among other things, project design, land acquisition and development, construction and marketing expenses. Since revenues from sales of properties are generally recognized only upon the transfer of title at the closing of a sale, no revenue is recognized during the early stages of a project unless land parcels or residential homesites are sold to other developers. Periodic sales of properties may be insufficient to fund operating expenses. Further, if sales and other revenues are not adequate to cover operating expenses, we will be required to seek sources of additional operating funds. Accordingly, our financial results will vary from community to community and from time to time.

Acts of war or terrorism may seriously harm our business.

        Acts of war, any outbreak or escalation of hostilities between the United States and any foreign power or acts of terrorism, may cause disruption to the U.S. economy, or the local economies of either the Washington, D.C. or Raleigh, North Carolina market, cause shortages of building materials, increase costs associated with obtaining building materials, result in building code changes that could increase costs of construction, affect job growth and consumer confidence, or cause economic changes that we cannot anticipate, all of which could reduce demand for our homes and adversely impact our revenues and earnings.

Being a public company will increase our administrative costs.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission, have required changes in corporate governance practices of public companies. In addition to final rules and rule proposals already made by the Securities and Exchange Commission, the National Association of Securities Dealers, or NASD, has adopted revisions to its requirements for companies that are listed on the Nasdaq National Market. We expect these new rules and regulations to increase our legal and financial compliance costs, and to make some activities more time consuming and/or costly. For example, in anticipation of becoming a public company we will add personnel, particularly accounting staff, add independent directors, create board committees, adopt additional internal controls and disclosure controls and procedures, retain a transfer agent and a financial printer, adopt an insider trading policy and other corporate governance policies, and will have all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Being a public company will require us to significantly enhance our controls over the preparation of financial statements in order to ensure the detection, in a timely manner, of misstatements that could occur in our financial statements in amounts that may be material.

        Our independent auditors have reported material weaknesses in our internal controls that, if not remedied, could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our stock. In connection with the audit of the combined consolidated financial statements of our three holding companies for the three years ended December 31, 2003, in July 2004 our independent auditors reported to our Board of Directors several matters that are "reportable conditions" and "material weaknesses" in our internal controls as defined in standards established by the American Institute of Certified Public Accountants. In general, the reportable conditions are significant deficiencies in our internal controls that, if not addressed, could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. A material weakness is a reportable condition in which internal controls do not reduce to a low level the risk that undetected misstatements caused by error or fraud may occur in amounts that are material to audited financial statements.

        The conditions resulting in the material weaknesses gave rise to a number of adjustments under generally acceptable accounting principles, and adjustments relating to the completeness and accuracy of certain underlying data, which materially changed our financial statements between initial presentation and issued audit. The material weaknesses reported in July 2004 to our Board of Directors in connection with their audit of our financial statements for the three years ended December 31, 2003, are summarized below:

  •
  Our accounting software system had significant limitations with respect to the process of preparing combined consolidated financial statements.

  •
  Our policies and procedures with respect to record retention were deemed inadequate. In addition, we needed to enhance our policies and procedures with respect to the formal review and documentation by management of business performance.

  •
  We needed to improve our in-house accounting staff in preparation for the requirements of financial reporting as a public company.

  •
  Our policies and procedures with respect to the capitalization of selling, general and administrative costs as real estate held for development and sale and released into cost of sales at settlement were deemed to be inaccurate. The result of the inaccurate capitalization of selling, general and administrative expenses was that accurate reporting of expenses was delayed. This change in policy affected the timing of reported profits, not cumulative project profits. Since the three-year audit presented herein is the first combined consolidated audit of the Comstock Companies there was no restatement associated with this change in policy and procedure.

  •
  Our policies and procedures for period end cut-off were deemed to be insufficient to properly present the financial position of the company with respect to accrued expenses. The result of the inaccurate accrual and release of completion expenses was that accurate reporting of profits was delayed. This change in policy affected the timing of reported profits, not cumulative project profits. Since the three-year audit presented herein is the first combined consolidated audit of the Comstock Companies there was no restatement associated with this change in policy and procedure.

  •
  Our policies and procedures with respect to the approval and documentation of related party transactions needed to be formalized so that we could ensure the fairness of these transactions and proper disclosure of these transactions in our financial statements.

        As described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting," we have employed additional qualified personnel and adopted and implemented policies and procedures to address the material weaknesses which include the promotion of our Vice President of Finance to the position of Chief Financial Officer and the hiring of a Chief Accounting Officer. However, the process of designing and implementing effective internal controls and procedures is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.

        Upon completion of this offering, we will have had only limited operating experience with the remedial measures we have made to date and we cannot be certain that the measures we have taken to date or any future measures will adequately remediate the material weaknesses reported by our independent auditors or that the measures we implement will enable us to maintain adequate controls over our financial processes and reporting in the future. Our independent auditors have not formally evaluated the measures we have taken to address the material weaknesses described above. In addition, we cannot be certain that additional material weaknesses or significant deficiencies in our internal controls will not be discovered in the future. Any failure to remediate the material weaknesses reported by our independent auditors or to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations, subject us to increased risk of errors and fraud related to our financial statements or result in material misstatements in our financial statements. Any such failure also could adversely affect the results of the periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our "internal control over financial reporting" that will be required when the Securities and Exchange Commission's rules under Section 404 of the Sarbanes-Oxley Act of 2002 become applicable to us beginning with our Annual Report on Form 10-K for the year ending December 31, 2005 to be filed in early 2006. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Risks Related to this Offering

There has been no public market, and it is possible that no trading market will develop or be maintained, for our Class A common stock, and you may not be able to resell shares of our Class A common stock for an amount equal to or more than your purchase price.

        Prior to this offering there has not been a public market for our Class A common stock. Although it is anticipated that the Class A common stock will be approved for quotation on the Nasdaq National Market, there can be no assurance that a trading market will develop or, if such a market does develop, how liquid that market might become, or whether it will be maintained. The initial public offering price will be determined by negotiation between the representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market. If an active trading market fails to develop or be maintained you may be unable to sell the shares of Class A common stock purchased in this offering at an acceptable price or at all.

Volatility of our stock price could adversely affect stockholders.

        The market price of our Class A common stock could fluctuate significantly as a result of:

  •
  quarterly variations in our operating results;

  •
  general conditions in the home building industry;

  •
  interest rate changes;

  •
  changes in the market's expectations about our operating results;

  •
  our operating results failing to meet the expectation of securities analysts or investors in a particular period;

  •
  changes in financial estimates and recommendations by securities analysts concerning our company or the home building industry in general;

  •
  operating and stock price performance of other companies that investors deem comparable to us;

  •
  news reports relating to trends in our markets;

  •
  changes in laws and regulations affecting our business;

  •
  material announcements by us or our competitors;

  •
  material announcements by our construction lenders or the manufacturers and suppliers we use;

  •
  sales of substantial amounts of common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

  •
  general economic and political conditions such as recessions and acts of war or terrorism.

        Fluctuations in the price of our Class A common stock could contribute to the loss of all or part of your investment. Furthermore, any of the factors listed above could have a material adverse effect on your investment in our Class A common stock and our Class A common stock may trade at prices significantly below the offering price.

You will experience immediate and significant dilution in the book value per share and will experience further dilution with the future exercise of stock options and the grant of restricted stock.

        If you purchase Class A common stock in this offering, you will incur immediate dilution, which means that:

  •
  you will pay a price per share that exceeds by $        the per share net tangible book value of our assets immediately following the offering (on a pro forma basis as of                        , 2004); and

  •
  the investors in the offering will have contributed    % of the total amount to fund us (before deducting the estimated underwriting discounts and commissions and offering expenses) but will own only    % of our outstanding shares of our common stock.

        From time to time, we may issue stock options or restricted stock grants to employees and non-employee directors pursuant to our equity incentive plan. We expect that these options or restricted stock grants will generally vest commencing one year from the date of grant and continue vesting over a three-year period. You will experience further dilution as the options vest and are exercised by their holders and the restrictions lapse on the restricted stock grants.

Future sales, or the availability for sale, of our common stock may cause our stock price to decline.

        In connection with this offering, we, along with our officers, directors and stockholders, will have agreed prior to the commencement of this offering, subject to limited exceptions, not to sell or transfer any shares of common stock for 180 days after the date of this prospectus without the underwriters' consent. However, the underwriters may release these shares from these restrictions at any time. In evaluating whether to grant such a request, the underwriters may consider a number of factors with a view toward maintaining an orderly market for, and minimizing volatility in the market price of, our Class A common stock. These factors include, among others, the number of shares involved, recent trading volume and prices of the stock, the length of time before the lock-up expires and the reasons for, and the timing of, the request. We cannot predict what effect, if any, market sales of shares held by any stockholder or the availability of these shares for future sale will have on the market price of our Class A common stock.

        Based on shares outstanding as of                        , 2004, a total of        shares of common stock may be sold in the public market by existing stockholders 181 days after the date of this prospectus, subject to applicable volume and other limitations imposed under federal securities laws. Sales of substantial amounts of our Class A common stock in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our Class A common stock and could materially impair our future ability to raise capital through offerings of our common stock. See "Shares Eligible for Future Sale" on page 96 for a more detailed description of the restrictions on selling shares of our common stock after this offering.

There may be conflicts of interest arising out of relationships and transactions between us and third-party entities in which certain of our directors and officers have interests.

        We have entered into a number of transactions with related parties, including with entities in which certain of our directors and executive officers have interests. For example, effective October 1, 2004 we lease our corporate headquarters facility from an entity in which Christopher Clemente, our Chairman and Chief Executive Officer, owns a 100% interest. We have also entered into other transactions with related parties. These related party transactions could cause conflicts of interest between us and the other parties to the transaction, which could lead to less favorable results than if the transactions had been with unrelated parties. See "Certain Transactions."

The holders of our Class B common stock will continue to control us after this offering, which will limit your ability to influence corporate matters.

        After this offering, Messrs. Clemente and Benson will own 100% of our outstanding Class B common stock, which will represent    % of the combined voting power of all classes of our voting stock, or    % of the combined voting power of all classes of our voting stock if the underwriters exercise their over-allotment option in full. As a result, Messrs. Clemente and Benson, acting together, will have control over us, the election of our board of directors and our management and policies. Messrs. Clemente and Benson, acting together, will also have control over all matters requiring stockholder approval, including the amendment of certain provisions of our certificate of incorporation and bylaws, the approval of any equity-based employee compensation plans and the approval of fundamental corporate transactions, including mergers. In light of this control, other companies could be discouraged from initiating a potential merger, takeover or any other transaction resulting in a change of control. Such a transaction potentially could be beneficial to our business or to our stockholders. This may in turn reduce the price that investors are willing to pay in the future for shares of our Class A common stock.

The limited voting rights of our Class A common stock could impact its attractiveness to investors and its liquidity and, as a result, its market value.

        The holders of our Class A and Class B common stock generally have identical rights, except that holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to 10 votes per share on all matters to be voted on by stockholders. We will be selling our Class A common stock in this offering. The difference in the voting rights of the Class A and Class B common stock could diminish the value of the Class A common stock to the extent that investors or any potential future purchasers of our Class A common stock ascribe value to the superior voting rights of the Class B common stock.

It may be difficult for a third party to acquire us, which could inhibit stockholders from realizing a premium on their stock price.

        We are subject to the Delaware anti-takeover laws regulating corporate takeovers. These anti-takeover laws prevent Delaware corporations from engaging in business combinations with any stockholder, including all affiliates and employees of the stockholder, who owns 15% or more of the corporation's outstanding voting stock, for three years following the date that the stockholder acquired 15% or more of the corporation's voting stock unless specified conditions are met, as further described in "Description of Capital Stock."

        Our amended and restated certificate of incorporation and bylaws will contain provisions that could have the effect of delaying, deferring or preventing a change in control of us that stockholders may consider favorable or beneficial. These provisions could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

  •
  a staggered board of directors, so that it would take three successive annual meetings to replace all directors;

  •
  a prohibition of stockholder action by written consent; and

  •
  advance notice requirements for the submission by stockholders of nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

Our issuance of shares of preferred stock could delay or prevent a change of control of us.

        Our board of directors has the authority to cause us to issue, without any further vote or action by the stockholders, up to    shares of preferred stock, par value $.01 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders, even where stockholders are offered a premium for their shares. The issuance of shares of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of Class A common stock, including the loss of voting control. We have no present plans to issue any shares of preferred stock.

We have broad discretion in how we use the net proceeds from this offering and ultimately may not use them effectively.

        We expect to use the net proceeds received from this offering to acquire minority membership interests in certain of our subsidiaries, to repay certain indebtedness, to fund the payment of all or a portion of certain S corporation distributions and other amounts owed to our current stockholders by certain of our subsidiaries in conjunction with our Consolidation, to fund future acquisitions and for general corporate purposes. We could use these proceeds in ways which our stockholders may not desire and the failure of our management to use such funds effectively could result in unfavorable returns. This could have a material adverse effect on our financial condition, results of operations and stock price.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements contained in this prospectus include forward-looking statements. These forward-looking statements can be identified by the use of words such as "anticipate," "believe," "estimate," "may," "intend," "expect," "will," "should," "seeks" or other similar expressions. Forward-looking statements are based largely on our expectations and involve inherent risks and uncertainties including certain risks described in this prospectus. When considering those forward-looking statements, you should keep in mind the risks, uncertainties and other cautionary statements made in this prospectus. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. Some factors which may affect the accuracy of the forward-looking statements apply generally to the real estate industry, while other factors apply directly to us. Any number of important factors which could cause actual results to differ materially from those in the forward-looking statements include:

  •
  general economic and market conditions, including interest rate levels;

  •
  our ability to service our substantial debt;

  •
  inherent risks in investment in real estate;

  •
  our ability to compete in the Washington, D.C. and Raleigh, North Carolina real estate and home building markets;

  •
  regulatory actions;

  •
  fluctuations in operating results;

  •
  our anticipated growth strategies;

  •
  shortages and increased costs of labor or building materials;

  •
  the availability and cost of land in desirable areas;

  •
  natural disasters;

  •
  our ability to raise debt and equity capital and grow our operations on a profitable basis;

  •
  our continuing relationship with affiliates; and

  •
  the other risks described under the heading "Risk Factors."

        Many of these factors are beyond our control. For a discussion of factors that could cause actual results to differ, please see the discussion in the section of this prospectus entitled "Risk Factors."

USE OF PROCEEDS

        We expect to receive approximately $     million in net proceeds from the sale of the    shares of Class A common stock in this offering, assuming that the initial public offering price is $     per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We expect to receive approximately $     million in net proceeds if the underwriters' over-allotment option is exercised in full.

        We intend to use the net proceeds of this offering as follows:

  •
  approximately $7.3 million to purchase certain outstanding minority membership interests of certain of our subsidiaries, of which approximately $150,000 will be paid to Gary Martin, one of our director-nominees, approximately $120,000 will be paid to the mother-in-law of Christopher Clemente, our Chairman and Chief Executive Officer, and approximately $60,000 will be paid to Lawrence Golub, one of our four current shareholders;

  •
  approximately $8.5 million to fund payment of all or a portion of certain S corporation distributions and other amounts owed to our current shareholders by our four primary holding companies in conjunction with our Consolidation, as more fully discussed under "S Corporation Distributions" on page 27;

  •
  approximately $3.0 million to repay indebtedness and premium interest to an unsecured lender consisting of $2.5 million of principal of a $5.0 million loan incurred on April 30, 2004 for the purpose of providing us working capital, accruing interest at 12% per annum and due upon the earlier of April 30, 2007 or, at the option of the lender, at the closing of our Consolidation with a 10% early retirement premium, or $500,000, if our Consolidation occurs within 12 months of the date of the loan;

  •
  to fund existing projects and to acquire new land for development and home building purposes; and

  •
  general corporate purposes, including working capital, and capital expenditures made in the ordinary course of business.

        We may also use a portion of the net proceeds of this offering to acquire companies or to establish joint ventures that we believe will complement our current or future business. However, we have no specific plans, agreements or commitments, oral or written, to do so. We are not currently engaged in any substantive negotiations for any acquisition or joint venture. The amounts that we actually expend for working capital purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash we generate from operations. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering.

        Pending the uses described above, we will invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

        We are a recently organized entity and have never paid cash dividends on our Class A common stock. We intend to retain any future earnings to fund the development and growth of our business, and we do not anticipate paying any cash dividends in the future.

CORPORATE CONSOLIDATION

        Current operations. Immediately prior to this offering, we operated our business through four primary holding companies, each of which has been taxed as a Subchapter S corporation since its formation. Each of these companies is owned by our four current stockholders in unequal percentages that are substantially similar in the case of each of the four companies. Our primary holding companies immediately prior to this offering were:

  •
  Comstock Holding Company, Inc.,

  •
  Comstock Homes, Inc.,

  •
  Sunset Investment Corp., Inc., and

  •
  Comstock Service Corp., Inc.

        Each of these primary holding companies is a Virginia corporation. As of September 30, 2004, these companies owned, directly or indirectly, either all or a majority of the outstanding membership interests in 18 active project level limited liability companies (LLCs) which in turn operated one or more projects. Immediately prior to this offering, seven of these LLCs were wholly owned by one of our primary holding companies and 11 were majority owned by one of our primary holding companies. The owners of the minority interests, directly or indirectly, in the applicable LLCs are individuals or financial institutions that have invested in one or more of our real estate projects. Proceeds raised from these investors have represented an important part of our working capital funding to date. Pursuant to the terms of the operating agreements of the parent entities of the applicable LLCs, we intend to purchase all of the minority interests in four of the eleven majority-owned LLCs at purchase prices set forth in the operating agreements. We intend to use approximately $7.3 million of the net proceeds of this offering to fund the purchases of the minority interests. Of this amount, approximately $150,000 will be paid to Gary Martin, one of our director-nominees, approximately $120,000 will be paid to Christopher Clemente's mother-in-law, and approximately $60,000 will be paid to Lawrence Golub, one of our four current shareholders.

        Consolidation. Prior to the closing of this offering, Comstock Homebuilding Companies, Inc., a Delaware corporation, which is selling shares of Class A common stock to the public in this offering, will acquire Comstock Holding Company, Inc. by merger following the Consolidation. The Consolidation will be effected through the mergers of Comstock Service Corp., Inc., Sunset Investment Corp., Inc. and Comstock Homes, Inc. with and into Comstock Holding Company, Inc. As a result of the Consolidation, the number of our primary holding companies will be reduced from four to one. The Consolidation will not materially affect our operations, which we will continue to conduct through LLCs and holding companies, as applicable, wholly owned by us. In connection with the Consolidation, each of the four primary holding companies will distribute promissory notes to its shareholders in an amount equal to its S corporation accumulated adjustments account and undistributed tax basis in affiliated entities, if any, as of the date on which the notes are issued and certain other amounts advanced by the shareholders to these companies relating to costs incurred by the companies in connection with this offering. We intend to use a portion of the net proceeds of this offering to fund distributions to the shareholders of the primary holding companies in payment of all or a portion of the amounts that are due and payable under the promissory notes. If we were to pay the entire outstanding balance of the promissory notes, the aggregate payment would be approximately $18.6 million. See "S Corporation Distributions." The Subchapter S tax elections of the four primary holding companies will automatically be terminated as a result of the Consolidation.

        Accounting. Statement of Financial Accounting Standards No. 141, "Business Combinations," or SFAS No. 141, and common practice exclude transfers of net assets or exchanges of shares between entities under common control and situations where transfers lack substance. Comstock Holding Company, Inc., Comstock Homes, Inc., and Sunset Investment Corp., Inc. are wholly owned by our common stockholders with identical ownership interests and accordingly, we will account for the net assets received at the historical carrying amounts at the date of transfer.

        Although Comstock Service is also wholly owned by our common stockholders, the individual ownership percentages are different from those in Comstock Holding Company, Inc., Comstock Homes, Inc. and Sunset Investment Corp., Inc., as follows:

	Comstock Holding Company, Inc. Comstock Homes, Inc. Sunset Investment Corp., Inc.	Comstock Service Corp., Inc.
Christopher Clemente	37.5%	40.0%
Gregory Benson	37.5%	40.0%
Lawrence Golub	15.0%	15.0%
James Keena	10.0%	5.0%

Because of the disparity between the individual ownership percentages, we believe the merger of Comstock Service Corp., Inc. to be a substantive exchange, which would be more appropriately accounted for as a purchase under SFAS No. 141, rather than at historical carrying amounts.

        The following charts illustrate our organizational structure immediately before and after the Consolidation:

S CORPORATION DISTRIBUTIONS

        Our four primary holding companies prior to this offering have elected to be treated for U.S. federal and certain state income tax purposes as S corporations under Subchapter S of the Internal Revenue Code of 1986 and comparable state laws. As a result, our earnings have been taxed for U.S. federal and, in the case of certain states, state income tax purposes directly to the shareholders of these companies rather than to the companies, leaving the shareholders responsible for paying income taxes on these earnings.

        In connection with the Consolidation, the four primary holding companies expect to make distributions to their current shareholders representing payment of undistributed S corporation accumulated adjustment accounts and undistributed tax basis in affiliated entities, if any, and certain amounts advanced by the shareholders to the four primary holding companies relating to costs incurred by those companies in connection with this offering. The distributions will be in the form of promissory notes issued by the four primary holding companies to their current shareholders. The notes will be due and payable 12 months from the date of issuance and will accrue interest at the applicable federal rate, as computed for federal income tax purposes. We estimate that the distribution from the proceeds of this offering will be approximately $8.5 million. The actual amount of the distribution will depend on the amount of our earnings through the promissory note issuance date. We intend to use a portion of the net proceeds of this offering to fund distributions to the shareholders of the primary holding companies in payment of all or a portion of the amounts that are due and payable under the promissory notes. If we were to pay the entire outstanding balance of the promissory notes, the aggregate payment would be approximately $18.6 million.

        We will also enter into a tax indemnification agreement with the shareholders of the four primary operating subsidiaries, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Although we believe that the four primary operating subsidiaries have met the requirements for S corporation status, the agreement will provide for, among other things, the shareholders of the four primary operating subsidiaries to indemnify us for any additional U.S. federal and state income taxes, including interest and penalties, incurred by us if for any reason any of the primary operating subsidiaries are deemed to have been a C corporation during any period in which they reported taxable income as an S corporation. The tax indemnification obligation of the shareholders of the four primary operating subsidiaries will be limited to the aggregate amount of all distributions made to them by any of the primary operating subsidiaries to pay taxes during any time that they were reporting taxable income as an S corporation but are deemed to have been a C corporation. The agreement will also provide for payment by the shareholders of the four primary operating subsidiaries to any of the primary operating subsidiaries and by any of the primary operating subsidiaries to the shareholders of the four primary operating subsidiaries to adjust for any increases or decreases in tax liability arising from a tax audit that affects our tax liability and results in a corresponding adjustment to the tax liability of the shareholders of the four primary operating subsidiaries. The amount of any payment cannot exceed the amount of refund received by any of the primary operating subsidiaries or the shareholders of the four primary operating subsidiaries attributable to the adjustment in tax liability. If we are required to make substantial payments under this tax indemnification agreement, it could adversely affect our financial condition.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2004. We present capitalization:

  •
  On an actual basis;

  •
  On a pro forma basis reflecting adjustments to our historical financial data to give effect to the Consolidation, the deemed acquisition of Comstock Service and recognition of a liability for the estimated amount of previously recognized and undistributed S corporation income accumulated through September 30, 2004 to be paid from the proceeds of the offering, but without giving effect to the offering proceeds, as if each had occurred on September 30, 2004;

  •
  On a pro forma as adjusted basis reflecting additional pro forma adjustments to give effect to the acquisition of certain minority interests, repayment of certain indebtedness, payment of certain S corporation distributions and the consummation of the offering as if each had occurred on September 30, 2004. See "Unaudited Pro Forma Combined Consolidated Financial Information."

	September 30, 2004
	Actual	Pro Forma	Pro Forma as Adjusted
	(amounts in thousands, except share data)
Cash and cash equivalents	$15,349	$17,047	$

Minority interest	17,526	19,966
Notes payable	72,180	103,666
Stockholders' equity:
Common stock				—
Common stock, $1.00 par value, 5,000 shares authorized (actual), no shares authorized (pro forma) and no shares authorized (pro forma as adjusted); 3,558 shares issued and outstanding (actual), no shares issued and outstanding (pro forma) and no shares issued and outstanding (pro forma as adjusted)	3	3		—
Class A common stock, $.01 par value, no shares authorized (actual), shares authorized (pro forma) and shares authorized (pro forma as adjusted); no shares issued and outstanding (actual), shares issued and outstanding (pro forma) and shares issued and outstanding (pro forma as adjusted)	—	—
Class B common stock, $.01 par value, no shares authorized (actual), shares authorized (pro forma) and shares authorized (pro forma as adjusted); no shares issued and outstanding (actual), shares issued and outstanding (pro forma) and shares issued and outstanding (pro forma as adjusted)	—	—
Preferred stock, $.01 par value, no shares authorized (actual), shares authorized (pro forma) and shares authorized (pro forma as adjusted); no shares issued and outstanding (actual), no shares issued and outstanding (pro forma) and shares issued and outstanding (pro forma as adjusted)	—	—
Additional paid-in capital	1,493	6,594
Retained earnings (accumulated deficit)	10,612	(6,723)

Total stockholders' equity	12,108	(126)

Total capitalization	$101,814	$123,506	$

        Our capitalization information represented above excludes:

  •
  shares of Class A common stock available for issuance pursuant to our equity incentive plan, of which no shares are subject to outstanding options as of            , 2004; and

  •
  shares of Class A common stock reserved for future issuances under our employee stock purchase plan.

DILUTION

        If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of Class A common stock after giving effect to this offering.

        As of September 30, 2004, our net tangible book value was approximately $12.1 million or $3,403 per share of common stock. "Net tangible book value" per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the number of shares of common stock outstanding. As of September 30, 2004, our net tangible book value, on a pro forma as adjusted basis for the sale of    shares of our Class A common stock, based on an assumed initial public offering price of $    per share and after deducting the underwriting discounts and commissions and other estimated offering expenses, would have been approximately $    per share. This represents an immediate increase of $    per share to existing stockholders and an immediate dilution of $    per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share at September 30, 2004	$
Increase per share attributable to new investors	$
Pro forma net tangible book value per share after the offering		$
Dilution per share to new investors		$

        The following summarizes on a pro forma basis as of September 30, 2004, the differences between the total consideration paid and the average price per share paid by the existing stockholders and the new investors with respect to the number of shares of Class A common stock purchased from us based on an assumed initial public offering price of $    per share.

	Shares Purchased		Pro Forma
Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders
New investors
Total

        The preceding table excludes:

  •
  shares of Class A common stock available for issuance pursuant to our equity incentive plan, none of which are subject to outstanding options as of                         , 2004; and

  •
  shares of Class A common stock reserved for future issuances under our employee stock purchase plan.

UNAUDITED PRO FORMA COMBINED
CONSOLIDATED FINANCIAL INFORMATION

        We have derived the unaudited pro forma combined consolidated financial information from the audited and unaudited combined consolidated financial statements of Comstock Holding Company, Inc. and Subsidiaries ("Comstock Holdings"), Comstock Homes, Inc. and Subsidiary ("Comstock Homes") and Sunset Investment Corporation, Inc. and Subsidiary ("Sunset") (collectively, "The Comstock Companies"), and the audited and unaudited consolidated financial statements of Comstock Service Corp., Inc. and Subsidiary ("Comstock Service"). You should read the unaudited pro forma combined consolidated financial information and accompanying notes in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements described above, all appearing elsewhere in this prospectus.

        As described more fully in "Corporate Consolidation," we will consolidate with The Comstock Companies and Comstock Service immediately prior to the closing of this offering. SFAS No. 141 excludes transfers of net assets or exchanges of shares between entities under common control. Comstock Holdings, Comstock Homes and Sunset are all wholly owned by our common stockholders with identical ownership interests and accordingly, we will account for the net assets received at the carrying amounts of The Comstock Companies at the date of transfer.

        Although Comstock Service is also wholly owned by our four common stockholders, the individual ownership percentages are different from those in The Comstock Companies, as follows:

(as of September 30, 2004)	The Comstock Companies	Comstock Service
Christopher Clemente	37.5%	40.0%
Gregory Benson	37.5%	40.0%
Lawrence Golub	15.0%	15.0%
James Keena	10.0%	5.0%

	100.0%	100.0%

        Because of the disparity between the individual ownership percentages of The Comstock Companies and Comstock Service, we believe the merger of Comstock Service to be a substantive exchange, which would be more appropriately accounted for as a purchase under SFAS No. 141, rather than at the historical carrying amounts.

        The unaudited pro forma combined consolidated financial statements as adjusted give pro forma effect to a number of events, including the following:

  •
  the Consolidation;

  •
  the deemed acquisition of Comstock Service;

  •
  the acquisition of certain minority membership interests of certain of our subsidiaries;

  •
  the repayment of certain indebtedness;

  •
  funding of the payment of certain S corporation distributions and other amounts owed to our current stockholders by our four primary holding companies in conjunction with our Consolidation; and

  •
  this offering.

The unaudited pro forma combined consolidated statements of operations as adjusted were prepared as if the foregoing transactions had occurred on January 1, 2003. The unaudited pro forma combined consolidated balance sheet as adjusted was prepared as if the foregoing transactions had occurred on September 30, 2004.

        We have based the unaudited pro forma adjustments upon available information and assumptions that we consider reasonable. The unaudited pro forma combined consolidated financial information is illustrative only and not indicative of, nor does it purport to present, either future results of operations or the results that might have been achieved if these transactions had been consummated on the indicated dates.

        We have used the purchase method of accounting to account for acquisitions. Under the purchase method, the aggregate purchase price of the acquisition is allocated to the tangible and intangible assets and liabilities acquired based upon their respective fair values. The allocation of the aggregate purchase price reflected in the unaudited pro forma combined consolidated financial information is preliminary for transactions to be closed subsequent to September 30, 2004. The final allocation of the purchase price is contingent upon finalization of estimates including receipt of appraisals; however, we do not expect the final allocation to differ materially from the preliminary allocation.

COMSTOCK HOMEBUILDING COMPANIES, INC. AND SUBSIDIARIES

Unaudited Pro Forma Combined Consolidated Balance Sheet
as of September 30, 2004

(in thousands)

	Historical for The Comstock Companies(1)	Historical for Comstock Service(2)	Acquisition of Comstock Service			Pro Forma	Offering Adjustments			Pro Forma as Adjusted
Assets
Cash and cash equivalents	$15,349	$1,698	$			$17,047		$(27,848)	(13)	$(10,801)
Receivables	868	404				1,272				1,272
Due from related parties	3,897	851		(2,429	)(3)	2,319				2,319
Real estate held for development and sale	92,067	18,022		1,676	(4)	111,765				111,765
Property, plant and equipment, net	335					335				335
Notes receivable				1,395	(8)	1,395		(1,395	)(14)	—
Investment in real estate partnerships	1,142			(144	)(5)	998				998
Deferred income tax				3,223	(6)	3,223		(369	)(6)	2,854
Other assets	4,122	50		—	(3)	4,172				4,172

Total assets	$117,780	$21,025		$3,721		$142,526		$(29,612)		$112,914

Liabilities and Stockholders' Equity
Accounts payable and accrued liabilities	$15,760	$2,065		$(92	)(3)	$17,733	$			$17,733
Due to related parties	206	2,585		(1,873	)(3)	918				918
Notes payable	54,196	11,499		19,987	(8)	85,682		(22,987	)(14)	62,695
Notes payable to related parties	17,984	464		(464	)(3)	17,984				17,984
Deferred income tax				369	(6)	369		369	(6)	—

Total liabilities	88,146	16,613		17,927		122,686		(23,356)		99,330
Minority interest	17,526	3,017		(577	)(9)	19,966		(6,256	)(15)	13,710
Stockholders' equity:
Common stock	3	1		(1	)(10)	3			(16)	3
Class A common stock						—			(17)	—
Class B common stock						—			(16)	—
Additional paid-in capital	1,493	3,024		2,077	(11)	6,594		—	(18)	6,594
Retained earnings (note (27))	10,612	(1,630)		(15,705	)(12)	(6,723)				(6,723)

Total stockholders' equity	12,108	1,395		(13,629)		(126)		—		(126)

Total liabilities and stockholders' equity	$117,780	$21,025		$3,721		$142,526		$(29,612)		$112,914

See Notes to the Unaudited Pro Forma Combined Consolidated Financial Information.

COMSTOCK HOMEBUILDING COMPANIES, INC. AND SUBSIDIARIES

Unaudited Pro Forma Combined Consolidated Statement of Operations
For the Year Ended December 31, 2003

(in thousands, except per share amounts)

	Historical for The Comstock Companies(19)		Historical for Comstock Service(20)	Acquisition of Comstock Service		Pro Forma	Offering Adjustments		Pro Forma as Adjusted
Revenues	$55,521		$13,390	$(3,047	)(21)	$65,864	$—		$65,864
Expenses:
Cost of sales	41,756		9,464	(3,047 246	)(21) (22)	48,419			48,419
Selling, general and administrative	5,712		3,284		(21)	8,996			8,996

Operating income	8,053		642	(246)		8,449	—		8,449
Other (income) expense, net	(44)		(26)	—		(70)			(70)

Income before income taxes, minority interest and equity in earnings of real estate partnerships	8,097		668	(246)		8,519	—		8,519
Provision for income taxes	—		—	3,354	(6)	3,354			3,354

Income before minority interest and equity in earnings of real estate partnerships	8,097		668	(3,600)		5,165	—		5,165
Minority interest	2,297		1,416	(1,540	)(23)	2,173	(2,234	)(24)	(61)

Income (loss) before equity in earnings of real estate partnerships	5,800		(748)	(2,060)		2,992	2,234		5,226
Equity in earnings of real estate partnerships	139		—	(120	)(5)	19			19

Net income (loss)	$5,939		$(748)	$(2,180)		$3,011	$2,234		$5,245

Earnings per share:
Basic and diluted	$1,669.20	(25)								$(25)

Weighted average number of shares:
Basic and diluted	3,558	(25)								(25)

See Notes to the Unaudited Pro Forma Combined Consolidated Financial Information.

COMSTOCK HOMEBUILDING COMPANIES, INC. AND SUBSIDIARIES

Unaudited Pro Forma Combined Consolidated Statement of Operations
For the Nine Months Ended September 30, 2004

(in thousands, except per share amounts)

	Historical for The Comstock Companies(19)		Historical for Comstock Service(20)	Acquisition of Comstock Service		Pro Forma	Offering Adjustments		Pro Forma as Adjusted
Revenues	$74,567		$12,114	$(800	)(21)	$85,881	$—		$85,881
Expenses:
Cost of sales	50,084		10,161	(800	)(21)	59,735			59,735
				290	(22)
Selling, general and administrative	9,317		2,449			11,766			11,766

Operating income	15,166		(496)	(290)		14,380	—		14,380
Other (income) expense, net	283		151			434			434

Income (loss) before income taxes, minority interest and equity in earnings of real estate partnerships	14,883		(647)	(290)		13,946	—		13,946
Provision for income taxes	—		—	3,966	(6)	3,966			3,966

Income before minority interest and equity in earnings of real estate partnerships	14,883		(647)	(4,256)		9,980	—		9,980
Minority interest	4,360		197	(1,788	)(23)	2,769	(2,702	)(24)	67

Income (loss) before equity in earnings of real estate partnerships	10,523		(844)	(2,468)		7,211	2,702		9,913
Equity in earnings of real estate partnerships	93		—	(33	)(5)	60			60

Net income (loss)	$10,616		$(844)	$(2,501)		$7,271	$2,702		$9,973

Earnings per share:
Basic and diluted	$2,983.70	(25)							$2,803.09	(25)

Weighted average number of shares:
Basic and diluted	3,558	(25)							3,558	(25)

See Notes to the Unaudited Pro Forma Combined Consolidated Financial Information.

COMSTOCK HOMEBUILDING COMPANIES, INC. AND SUBSIDIARIES

Notes to Unaudited Pro Forma Combined Consolidated Financial Information

(in thousands, except per share data)

(1)
Represents the historical combined consolidated balance sheet of The Comstock Companies.

(2)
Represents the historical consolidated balance sheet of Comstock Service.

(3)
Represents the elimination of inter-company balances between The Comstock Companies and Comstock Service.

(4)
Reflects the purchase accounting adjustment to step-up Comstock Service's historical carrying amount of real estate held for development and sale to their estimated fair value.

(5)
The Comstock Companies has a 1.36% membership interest in Comstock North Carolina, LLC ("Comstock North Carolina"). The remaining 98.64% membership interest is held by 18 individual investors, including Comstock Service acting as general partner and owning a 75% membership interest. Comstock Service consolidates its investment in Comstock North Carolina and, accordingly, this pro forma adjustment eliminates the equity investment in Comstock North Carolina, as well as the equity in earnings of Comstock North Carolina, recorded by The Comstock Companies against minority interest recorded by Comstock Service.

(6)
The historical financial statements of The Comstock Companies and Comstock Service do not include a provision for income taxes because the taxable income of the companies were included in the income tax returns of the stockholders, pursuant to elections to be treated as S corporations.

In connection with the formation of Comstock Homebuilding Companies, Inc. and the transactions described above, The Comstock Companies will no longer be treated as S corporations for income tax purposes. Instead, we will be subject to federal and state corporate income taxes and will recognize deferred taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," or SFAS No. 109. SFAS No. 109 requires us to adjust our deferred tax assets and liabilities based on temporary differences between financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse. Based on our temporary differences existing as of September 30, 2004, the net deferred income taxes are as follows:

	The Comstock Companies	Comstock Service	Pro Forma
Deferred tax assets:
Real estate held for development and sale	$3,491	$—	$3,491
Warranty reserve	263	59	322
Accrued expenses and other	148		148
Net operating loss		887	887
Less valuation allowance	(1,625)		(1,625)

Total deferred tax assets	$2,277	$946	$3,223

Deferred tax liabilities:
Real estate held for development and sale	$58	$311	$369

Total deferred tax liabilities	$58	$311	$369

Net deferred tax assets	$2,219	$635	$2,854

        The components of the pro forma income tax provisions are as follows:

	Year Ended December 31, 2003			Nine Months Ended September 30, 2004
	The Comstock Companies	Comstock Service	Pro Forma	The Comstock Companies	Comstock Service	Pro Forma
Current
Federal	$3,439	$—	$3,439	$4,327	$(63)	$4,264
State	700	—	700	877	(13)	864
Deferred	(887)	102	(785)	(1,063)	(99)	(1,162)

	$3,252	$102	$3,354	$4,141	$(175)	$3,966

  The effective pro forma income tax rate differs from the 34% statutory federal rate principally as a result of state income taxes.

(7)
The pro forma adjustment reflects the estimated adjustment to goodwill as a result of the following assumed purchase price allocation related to the acquisition of Comstock Service. Under purchase accounting, the estimated purchase price is allocated to identifiable tangible and intangible assets acquired and liabilities assumed based on their relative fair values, with the excess, if any, allocated to goodwill. The pro forma adjustments are based upon our initial assessment of the fair values of identifiable tangible and intangible assets acquired and liabilities assumed. The amount ultimately allocated to these assets and liabilities, including the excess allocated to goodwill, may differ from this preliminary allocation.

Estimated purchase consideration (a)	$5,101
Historical equity of Comstock Service	1,395

Initial purchase allocation adjustment	3,706
Less amounts allocated to:
Real estate held for development and sale (note (4))	1,676
Promissory note receivable from our existing stockholders (note (8))	1,395
Deferred income tax liability (note (6))	635

Excess of cost over the fair value of acquired net assets allocated to goodwill	$—

  (a)
  Represents the estimated fair value of Comstock Service.

(8)
Represents the promissory notes that will be issued to our existing stockholders in connection with the Consolidation. The promissory notes will be in an amount equal to the sum of (i) the primary holding companies' S corporation accumulated adjustments account and undistributed tax basis in affiliated entities, and (ii) certain other amounts owed to existing shareholders:

Promissory note payable to existing shareholders in respect of The Comstock Companies	$19,987

Promissory note receivable from existing shareholders in respect of Comstock Service	$1,395

(9)
Represents the pro forma adjustment to minority interest, as follows:

Adjustment in respect of equity in Comstock North Carolina described in note (5) above	$(144)
Minority interest in deferred tax adjustments described in note (6) above	(433)

$(577)

(10)
Represents the elimination of the historical common stock of Comstock Service.

(11)
Represents the adjustment to additional paid-in capital, as follows:

Assumed purchase price of Comstock Service (note (7))	$5,101
Elimination of historical additional paid-in capital of Comstock Service (note (7))	(3,024)

$2,077

(12)
Represents the adjustment to retained earnings, as follows:

Elimination of historical equity of Comstock Service (note (7))	$1,630
Promissory notes issued in respect of The Comstock Companies (note (8))	(19,987)
Adjustment for deferred taxes in The Comstock Companies, net of minority interest (notes (6) and (9))	2,652

$(15,705)

(13)
Reflects the estimated sources and uses of cash for the transactions, as follows:

Sources
Net proceeds from the offering (a)	$
Proceeds from promissory notes receivable (note (8))		1,395
Uses
Repayment of certain indebtedness to our debtholders (b)		(3,000)
Purchase of certain outstanding minority membership interests (note (15))		(6,256)
Payment of promissory notes payable (note (8))		(19,987)
Estimated expenses

Net adjustment to cash		$(27,848)

  (a)
  Represents the estimated proceeds from the issuance of Class A common stock, after underwriter's fees of $          .

  (b)
  Represents subordinated second trust loans.

(14)
Represents the adjustment to notes payable and notes receivable, as follows:

Repayment of promissory notes receivable (note (8))	$(1,395)

Repayment of certain indebtedness to one of our debtholders (note (13))	(3,000)
Payment of promissory notes payable (note (8))	(19,987)

$(22,987)

(15)
Represents the pro forma adjustment to minority interest as a result of the acquisition of certain minority membership interests of certain of our subsidiaries. The operating agreements for these subsidiaries generally provide us with the right to purchase the minority membership interests. We estimate the amounts to be paid under the operating agreements to approximate the underlying net book values and fair values at the date of acquisitions. The purchase price allocation is preliminary and finalization is contingent on the finalization of estimates including receipt of appraisals.

(16)
Represents the issuance of Class B common stock to our existing stockholders.

(17)
Represents the issuance of approximately     shares of our Class A common stock as part of this offering, at par or stated value.

(18)
Represents the pro forma adjustment to additional paid-in capital as a result of the offering, as follows:

Excess of proceeds from the offering of our Class A common stock over par value (note (13))	$—
Estimated expenses relating to the offering

$—

(19)
Represents the historical combined consolidated statement of operations of The Comstock Companies.

(20)
Represents the historical consolidated statement of operations of Comstock Service.

(21)
Represents the elimination of inter-company transactions between The Comstock Companies and Comstock Service. In particular, Comstock Homes provides general and administrative services, construction management, marketing, and sales services for homebuilding projects owned by Comstock Service. The adjustment eliminates the revenue and costs generated by Comstock Homes for services provided to Comstock Service.

(22)
Represents the adjustment to cost of sales as a result of the step-up to fair value of Comstock Service's real estate held for development and sale described in note (4) above.

(23)
Represents the pro forma adjustment to minority interest, as follows:

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
Minority membership interests in the tax adjustments in note (6) above	$(1,420)	$(1,755)
Elimination of The Comstock Companies' equity in earnings of Comstock North Carolina (note (5))	(120)	(33)

	$(1,540)	$(1,788)

(24)
Represents the pro forma adjustment to minority interest as a result of the acquisition of certain minority membership interests of certain of our subsidiaries described in note (9) above.

(25)
Basic and diluted earnings per share are calculated as follows:

	Actual		Pro Forma, as Adjusted
	Year Ended December 31, 2003	Nine Months Ended September 30, 2004	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
Net income	$5,939	$10,616	$5,245	$9,973
Weighted average number of shares outstanding	3,558	3,558	9,724,390	9,724,390
Basic and diluted earning per share	$1,669.20	$2,983.70	0.54	1.03

  For the purposes of the pro forma earnings per share calculation, the weighted average shares outstanding, basic and diluted, were calculated as set forth below:

	Pro Forma, as Adjusted
	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
Shares of Class A common stock issued pursuant to this offering (a)	9,724,387	9,724,387
Shares of Class B common stock (note (16))	3	3

	9,724,390	9,724,390

  (a)
  Represents the number of shares of Class A common stock issued, the proceeds of which will be used to acquire certain minority membership interests of certain of our subsidiaries (refer to note (15) above), repay certain indebtedness existing as of September 30, 2004 (note (14) above) to certain of our debtholders, and payment of the promissory notes that will be issued to our existing stockholders in connection with the Consolidation (notes (8) and (14) above). The balance of the proceeds from the offering will be used for general corporate purposes, including capital expenditures in the ordinary course of business. The unaudited pro forma combined consolidated statement of operations does not give effect to these transactions and, as such, the Class A common stock relating to such proceeds are not taken into account in the determination of unaudited pro forma basic and diluted earnings per share.

(26)
Reclassification upon consolidation.

(27)
A reconciliation of historical retained earnings of The Comstock Companies at September 30, 2004 to pro forma as adjusted accumulated deficit follows:

Historical retained earnings of The Comstock Companies	$10,612
Distribution payable to the shareholders of The Comstock Companies (note (8))	(19,987)
Deferred income taxes recorded, net of minority interest (note (12))	2,652

Pro forma accumulated deficit	$(6,723)

SELECTED FINANCIAL AND OTHER DATA

        We derived the selected historical financial data shown below for 1999, 2000, 2001, 2002 and 2003 and for the interim periods in 2003 and 2004 from our audited and unaudited financial statements. You should read the following financial information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and our combined consolidated financial statements and the related notes, included elsewhere in this prospectus. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of operating results to be expected for the full year.

	Years Ended December 31,						Nine Months Ended September 30,
	1999	2000	2001	2002	2003		2003	2004
	(in thousands, except homes and share data)
Operating Data:
Revenues	$44,898	$49,439	$50,929	$34,752	$55,521		$23,173	$74,567
Cost of sales	39,296	43,199	40,853	26,820	41,756		17,648	50,084
Selling, general and administrative	3,821	1,603	3,900	3,725	5,712		2,958	9,317

Operating income	1,781	4,637	6,176	4,207	8,053		2,567	15,166
Other (income) expense, net	(217)	(62)	(302)	10	(44)		(70)	283

Income before minority interests and equity in earnings of affiliates	1,998	4,699	6,478	4,197	8,097		2,637	14,883
Minority interest	1,167	1,861	1,965	664	2,297		907	4,360

Income before equity in earnings of affiliates	831	2,838	4,513	3,533	5,800		1,730	10,523
Equity in earnings of affiliates	—	—	6	51	139		98	93

Net income (a)	$831	$2,838	$4,519	$3,584	5,939		$1,828	10,616

Pro forma provision for income taxes					2,373	(b)		2,287	(b)

Pro forma net income					$3,566			$8,329

Historical earnings per share:
Historical basic and diluted earnings per share	$325	$1,109	$1,767	$1,172	$1,669		$514	$2,984

Historical weighted average common shares outstanding	2,558	2,558	2,558	3,058	3,558		3,558	3,558

Pro forma earnings per share:
Pro forma basic and diluted earnings per share						(b)			(b)

Pro forma weighted average common shares outstanding						(c)			(c)

	Years Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands except homes)
Supplemental Data:
New sales contracts, net of cancellations (homes)	192	305	161	101	216	166	490
New sales contracts, value net of cancellations	$37,471	$57,161	$36,251	$28,918	$69,086	$51,931	$170,644
Average sales price per home ordered	$195	$187	$225	$286	$320	$313	$348
Homes delivered (homes)	223	234	220	124	162	64	208
Homes delivered, settlement revenue	$44,898	$41,009	$48,058	$29,397	$49,081	$19,295	$67,649
Average settlement revenue of homes delivered	$201	$175	$218	$237	$303	$301	$325
Backlog at end of period, contract value (homes)	$10,177	$23,680	$12,259	$11,480	$31,526	$43,929	$135,442
	December 31,					September 30,
	Actual					Actual	Pro Forma
	1999	2000	2001	2002	2003	2004	2004(d)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$2,544	$6,664	$7,086	$8,695	$17,160	$15,349	$17,047
Real estate held for development and sale	10,779	12,889	8,573	20,192	65,272	92,067	111,765
Total assets	15,946	20,959	18,402	33,971	90,184	117,780	142,526
Notes payable	9,087	11,855	9,439	17,203	61,062	72,180	103,666
Total liabilities	12,884	17,033	13,035	21,574	71,746	88,146	122,686
Minority interest	2,433	1,318	2,390	8,790	11,413	17,526	19,966
Stockholders' equity (deficit)	629	2,608	2,937	3,607	7,025	12,108	(126)

(a)
Historical data does not reflect any provision for income taxes. The Comstock Companies were S corporations during the periods indicated and therefore were not subject to income tax. See "Corporate Consolidation."

(b)
Pro forma net income and earnings per share reflects the application of statutory corporate income tax rates to net income as if the termination of the S corporation status of The Comstock Companies had occurred on January 1, 2003 (excluding the deemed acquisition of Comstock Service). The effective derived income tax rates for the year ended December 31, 2003 and the nine months ended September 30, 2004 were 40.0% and 38.9%, respectively.

(c)
The historical shares outstanding have been adjusted to reflect the additional number of shares, on an equivalent basis, which are necessary to pay the $    million S corporation distributions.

(d)
Reflects an adjustment for (i) recognition of a liability for the estimated amount of previously recognized and undistributed S corporation income accumulated through September 30, 2004 of $18.6 million to be paid from proceeds of the offering, but without giving effect to the offering proceeds and (ii) the recognition of net deferred tax assets, upon the automatic termination of the Subchapter S tax elections of our four primary holding companies, as if these terminations had occurred on September 30, 2004. See "S Corporation Distributions" on page 27.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Financial and Other Data" and our combined consolidated financial statements and related notes appearing elsewhere in this prospectus. Other than in the "Overview" below, this discussion and analysis does not incorporate the financial condition and results of operations of Comstock Service. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Please see "Special Note Regarding Forward-looking Statements" for more information. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors including, but not limited to, those discussed below and elsewhere in this prospectus, particularly under the headings "Risk Factors" and "Special Note Regarding Forward-looking Statements."

Overview

        We engage in the business of residential land development, production home building and high-rise condominium development in the greater Washington, D.C. and Raleigh, North Carolina markets. Our business was started in 1985 by Christopher Clemente, our Chief Executive Officer, as a residential land developer and home builder focused on the luxury home market in the northern Virginia suburbs of Washington, D.C. In 1992, we repositioned ourselves as a production home builder focused on moderately priced homes in areas where we could more readily purchase finished building lots through option contracts. In 1997, we entered the Raleigh, North Carolina market.

        In the late 1990s, in response to increasing competition for finished lots, we diversified our product base to include multiple product types and home designs, and we rebuilt our in-house land development department to include significant experience in both land development operations and land entitlement expertise. Our strategic goal was to secure and control a pipeline of diversified land inventory at various stages of entitlement, thus reducing our dependence on other land developers for finished building lots and improving our ability to control our growth.

        In recent years, our financial results have been influenced significantly by the availability of building lots, the timing of entitlement processes, the mix of products available for sale and the timing of settlements.

        The amount of time that it takes to bring a new development to market varies greatly depending on, among other things, the location and jurisdiction, governmental zoning and permitting processes, site development conditions, weather conditions, and the type of product to be constructed on the subject site. There can be a six- to 36-month lag time between the time we contract to purchase a site and the time we begin developing and/or delivering homes on the site. For example, a site that requires entitlement processing takes longer than a site where we purchase finished building lots. Additionally, condominium homes take longer to construct than townhouses and single-family homes and high-rise developments take longer to construct than low-rise developments. As a result of this lag, it has been our recent experience that an increasing lot inventory in one period does not necessarily correlate to increasing sales in the immediately following periods. Thus, there are both market risks and benefits associated with the lag time between controlling a property and realizing revenue from the property.

        We can experience significant variance from one period to the next with respect to average price per new order and average settlement revenue. This variance often results from shifts in the mix of products being sold during the period. While it is most typical that single-family homes are priced higher than townhouses or condominiums, it is possible that during a given period, orders and deliveries may include townhouses, based on location, that price higher than single-family homes. Likewise, in any project in any period, condominium units may produce higher average per unit sales prices and/or settlement revenues. Lower average per unit orders or settlements do not necessarily indicate that margins have been eroded or that profits have been reduced. Average settlement revenue can be both higher and lower than average price per new order in the prior period based on the mix of available product for sale.

        For the 12 month periods ended December 31 and the nine months ended September 30, 2004, the average order prices for our market rate homes (which excludes government mandated affordable housing program units sold at a discount) were as follows:

	12 month period ended December 31,
				Nine months ended September 30, 2004
	2001	2002	2003
Townhouse	$189,750	$226,700	$271,430	$356,800
Single-family	$339,440	$415,150	$443,400	$497,400
Condominium	—	$302,900	$343,560	$386,800

        We have made significant investments over the past three years to become a fully integrated and diversified home building operation with a wide spectrum of skills and a substantial pipeline of building lot inventory. The costs of our expansion and diversification were most evident in 2002 and 2003 as we experienced delays developing our inventory of land due to entitlement delays and extreme weather conditions. In 2002, these delays were principally caused by demand for development and construction entitlements and permitting at a pace that exceeded the ability of the local municipalities to respond. Severe weather exacerbated these delays. The result was a temporary shortage of building lot inventory from which we could sell homes and an increase in our land position and backlog. Consequently, we posted negative growth in 2002 and slower than expected growth in 2003. Towards the end of 2003 we began to realize the benefits of a replenished and diversified building lot inventory. At September 30, 2004, including Comstock Service, we either owned or controlled under option agreements over 3,600 building lots.

Critical Accounting Policies and Estimates

        Our combined consolidated financial statements are prepared in accordance with generally accepted accounting principles, which require us to make certain estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates, including those related to the consolidation of variable interest entities, revenue recognition, impairment of real estate held for development and sale, warranty reserve and our environmental liability exposure. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates.

        A summary of significant accounting policies is provided in Note 2 to our audited combined consolidated financial statements. The following section is a summary of certain aspects of those accounting policies that require our most difficult, subjective or complex judgments and estimates.

    Consolidation of Variable Interest Entities

        In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities," or FIN 46. FIN 46 requires the primary beneficiary of a variable interest entity to consolidate that entity. A variable interest entity is created when (i) the equity investment at risk is not sufficient to permit the entity from financing its activities without additional subordinated financial support from other parties or (ii) equity holders either (a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the variable interest entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Expected losses are the expected negative variability of an entity's net assets exclusive of its variable interests, and expected residual returns are the expected positive variability in the fair value of an entity's assets, exclusive of variable interests. Prior to the issuance of FIN 46, an enterprise generally consolidated an entity when the enterprise had a controlling financial interest in the entity through ownership of a majority voting interest.

        In December 2003, the FASB issued a revision of FIN 46 ("FIN 46-R"), clarifying certain provisions of FIN 46. We adopted the provisions of FIN 46-R on February 1, 2003 to the extent that they related to variable interest entities created on or after that date. For variable interest entities created before January 31, 2003, FIN 46-R was deferred to the end of the first interim or annual period ending after March 15, 2004. We fully adopted FIN 46-R effective March 31, 2004. Based on the provisions of FIN 46-R, we have concluded that whenever we option land or lots from an entity and pay a significant nonrefundable deposit, a variable interest entity is created under condition (ii) (b) of the previous paragraph. This is because we have been deemed to have provided subordinated financial support, which refers to variable interests that will absorb some or all of an entity's expected theoretical losses if they occur. Therefore, for each variable interest entity created, we compute the expected losses and residual returns based on the probability of future cash flows as outlined in FIN 46 to determine if we are deemed to be the primary beneficiary of the variable interest entity.

        The methodology used to evaluate our primary beneficiary status requires substantial management judgement and estimation. These judgments and estimates involve assigning probabilities to various estimated cash flow possibilities relative to the selling entity's expected profits and losses and the cash flows associated with changes in the fair value of the land under contract. Because we do not have any ownership interests in the entities with which we contract to buy land (such as LLCs), we may not have the ability to compel these entities to provide financial or other data to assist us in the performance of the primary beneficiary evaluation. This lack of direct information from the contracting entities may result in our evaluation being conducted solely based on the aforementioned management judgments and estimates. Further, where we deem ourselves to be the primary beneficiary of such an entity created after December 31, 2003 and that entity refuses to provide financial statements, we utilize estimation techniques to perform the consolidation. While management believes that our estimation techniques provide a reasonable basis for determining the financial condition of a entity that refuses to provide financial statements, the actual financial condition of the entity could differ from that reported. In addition, although management believes that our accounting policy is designed to properly assess our primary beneficiary status relative to our involvement with the entities from which we acquire land, changes to the probabilities and the cash flow possibilities used in our evaluation could produce different conclusions regarding our primary beneficiary status.

    Revenue Recognition

        We primarily derive our earned revenues from the sale of residential property. We recognize residential revenue and all related costs and expenses when full payment has been received, title and possession of the property has been conveyed and risks and rewards of ownership transfer to the buyer and other sale and profit recognition criteria are satisfied. Management estimates of future costs to be incurred after the completion of each sale are included in cost of sales. A change in circumstances that causes these estimates of future costs to increase or revenues to decrease would significantly affect the profit recognized on these sales.

    Impairment of Real Estate Held for Development and Sale

        Real estate held for development and sale includes land, land development costs, interest and other construction costs and is stated at cost or, when circumstances or events indicate that the real estate held for development or sale is impaired, at estimated fair value. Circumstances or events we consider important which could trigger an impairment review include the following:

  •
  significant negative industry or economic trends;

  •
  a significant underperformance relative to historical or projected future operating results;

  •
  a significant change in the manner in which an asset is used; and

  •
  an accumulation of costs significantly in excess of the amount originally expected to construct an asset.

        Real estate is stated at the lower of cost or estimated fair value using the methodology described as follows. A write-down to estimated fair value is recorded when we determine that the net book value exceeds the estimated selling prices less cost to sell. These evaluations are made on a property-by-property basis. When we determine that the net book value of an asset may not be recoverable based upon the estimated undiscounted cash flow, an impairment write-down is recorded. The evaluation of future cash flows and fair value of individual properties requires significant judgment and assumptions, including estimates regarding expected sales prices, development absorption and remaining development costs. Significant adverse changes in circumstances affecting these judgments and assumptions in future periods could cause a significant impairment adjustment to be recorded.

    Warranty Reserve

        Warranty reserves for houses sold are established to cover potential costs for materials and labor with regard to warranty-type claims expected to arise during the one-year warranty period provided by us or within the five-year statutorily mandated structural warranty period. Since we generally subcontract our home building work, subcontractors are required to provide us with an indemnity and a certificate of insurance prior to receiving payments for their work. Claims relating to workmanship and materials are generally the primary responsibility of the subcontractors and product manufacturers. The warranty reserve is established at the time of closing, and is calculated based upon historical warranty cost experience and current business factors. Variables used in the calculation of the reserve, as well as the adequacy of the reserve based on the number of homes still under warranty, are reviewed on a periodic basis. Although management considers the warranty reserve to be adequate, there can be no assurance that this reserve will prove to be adequate over time to cover losses due to increased costs for material and labor, the inability or refusal of manufacturers or subcontractors to financially participate in corrective action, unanticipated adverse legal settlements, or other unanticipated changes to the assumptions used to estimate the warranty reserve.

    Environmental Liability Exposure

        Development and sale of real property creates a potential for environmental liability on our part as owner and developer, for our own acts as well as the acts of prior owners of the subject property or owners or past owners of adjacent parcels. If hazardous substances are discovered on or emanating from any of our properties, we and prior owners may be held liable for costs and liabilities relating to those hazardous substances. We generally undertake environmental studies in connection with our property acquisitions, when warranted. If we incur environmental remediation costs in connection with properties we previously sold, including clean up costs, consulting fees for environmental studies and investigations, monitoring costs, and legal costs relating to clean up, litigation defense and the pursuit of responsible third parties, they are expensed. We capitalize costs relating to land under development and undeveloped land as part of development costs. Costs incurred for properties to be sold are deferred and charged to cost of sales when the properties are sold. Should a previously undetected, substantial environmental hazard be found on our properties, significant liquidity could be consumed by the resulting clean up requirements and a material expense may be recorded. Further, governmental regulation on environmental matters affecting residential development could impose substantial additional expense on us, which could adversely affect our results of operations or the value of properties owned under contract, or purchased by us. For additional information regarding risks associated with environmental hazards and environmental regulation, see "Risk Factors—We are Subject to Certain Environmental Laws and the Cost of Compliance Could Adversely Affect our Business."

Internal Control Over Financial Reporting

        Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, among other material adverse consequences, our operating results could be misstated and our reputation may be harmed. Prior to commencement of our preparations for this offering, we operated four primary independent privately held S-corporations and single purpose limited liability companies ("LLC"). In the past we had produced audited individual S-corporation and a number of LLC financial statements that did not contemplate eliminations for inter-company transactions. Early in the process of preparing for this offering we recognized the need to produce an audited combined consolidated financial statement. After having produced a combined consolidated financial statement for the four S-corporations, including Comstock Service, it was decided that based on lack of common control we would need to treat Comstock Service as an acquired company for accounting purposes and therefore produce a separate audit for that company. We then produced a combined consolidated financial statement for the remaining three S-corporations that now comprise the Comstock Companies as reported herein.

        Prior to this offering we had never needed to produce an audited combined consolidated financial statement for the Comstock Companies. As a result, we did not maintain a system of internal controls that was adequate for producing a combined consolidated financial statement such as is needed for a public company. In preparing the financial statements included in this prospectus we modified several of our policies and procedures and created numerous new policies and procedures to remedy problems identified with our internal control structure that existed prior to December 31, 2003. Subsequent to December 31, 2003, we have, among other things, supplemented our accounting staff with, among others, a Chief Financial Officer (promoted from Vice President of Finance), a Chief Accounting Officer, a Corporate Controller and an Assistant Controller, to attempt to establish an infrastructure appropriate for reporting as a combined consolidated public company.

        In connection with the audit of the combined consolidated financial statements of our three primary holding companies for the three years ended December 31, 2003, in July 2004 our independent auditors reported to our Board of Directors several matters that are "reportable conditions" and "material weaknesses" in our internal controls as defined in standards established by the American Institute of Certified Public Accountants. In general, reportable conditions are significant deficiencies in our internal controls that, if not addressed, could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. A material weakness is a reportable condition in which internal controls do not reduce to a low level the risk that undetected misstatements caused by error or fraud may occur in amounts that are material to audited financial statements.

        The conditions resulting in the material weaknesses gave rise to a number of adjustments under generally acceptable accounting principles, and adjustments relating to the completeness and accuracy of certain underlying data, which materially changed our financial statements between initial presentation and issued audit. The material weaknesses, as reported in July 2004 to our Board of

Directors in connection with their audit of our financial statements for the three years ended December 31, 2003, are summarized below:

  •
  Our accounting system had significant limitations with respect to the process of preparing combined consolidated financial statements. In response to this recommendation, as of September 2004, we have designed a tool to work with our existing accounting system which has the ability to generate more detailed reporting for the purpose of producing combined consolidated financial statements. We have evaluated upgrading our accounting software and have decided that in light of upcoming Sarbanes-Oxley Act systems and procedures documentation requirements, we would be better served to postpone a conversion until the beginning of 2006. In the interim we have initiated a search for and evaluation of new accounting software platforms that will better serve our needs as a public company. This search is being lead by our Chief Accounting Officer with assistance from our Director of Information Technology.

  •
  Our policies and procedures with respect to record retention were deemed inadequate. In addition, we needed to enhance our policies and procedures with respect to the formal review and documentation by management of business performance. In response to this recommendation we have initiated a formal policy for records retention and documentation by management of business performance. Subsequent to December 31, 2003 we began producing quarterly fluctuation reports and management discussion of the results of operations. We have formed a Disclosure Committee comprised of senior managers and initiated an internal reporting procedure for senior management that is to be completed prior to the release of financial statements in an effort to assure completeness of information with respect to the analyses prepared. The process of internal and external reporting is overseen by our Chief Financial Officer.

  •
  We needed to increase and improve our in-house accounting staff in preparation for the requirements of financial reporting as a public company. Subsequent to December 31, 2003 we promoted our Vice President of Finance to the position of Chief Financial Officer and hired a Chief Accounting Officer with extensive public company reporting experience. We reassigned the responsibility for accounting to our Chief Accounting Officer with day-to-day oversight by our Chief Financial Officer. In addition we created the position of Assistant Controller to work closely with the Corporate Controller who had been hired in late November 2003. We believe this additional staff, along with additional staff level personnel, provides the resources necessary to remedy the deficiencies in our controls identified by our auditors. We have retained internal auditors and consultants to work closely with our Chief Accounting Officer to prepare for compliance under Section 404 of the Sarbanes-Oxley Act. We have a timeline which provides us an opportunity to conduct internal audits of our controls and procedures prior to December 31, 2005 when we will be subject to an audit of our internal controls and procedures.

  •
  Our policies and procedures with respect to the capitalization of selling, general and administrative costs as real estate held for development and sale and released into cost of sales at settlement were deemed to be inaccurate. The result of the inaccurate capitalization of selling, general and administrative expenses was that accurate reporting of expenses was delayed. Since the three-year audit presented herein is the first combined consolidated audit of the Comstock Companies, there was no restatement associated with this change in policy and procedure. We have adjusted our policy with respect to the capitalization and recognition of selling, general and administrative expenses. The effect of this change in policy was on timing of profit recognition and resulted in increased gross margins from previously reported non-consolidated financial statements. This change in policy was effected historically throughout our three-year audited combined consolidated financial statements for the period ending December 31, 2003.

  •
  Our policies and procedures for accruals with respect to period end cut-off were deemed to be insufficient to properly present the financial position of the company with respect to accrued expenses. The result of the inaccurate accrual and release of completion expenses was that accurate reporting of profits was delayed. This change in policy affected the timing of reported profits, not cumulative reported profits. Since the three-year audit presented herein is the first combined consolidated audit of the Comstock Companies there was no restatement associated with this change in policy and procedure. We adjusted our policy with respect to accruals for estimable and probable expenses associated with unit settlements. We have established formal procedures for reviewing these estimates on a quarterly basis for completeness. This change in policy was effected retroactively and is reflected in our three-year audited combined consolidated financial statements.

  •
  Our policies and procedures with respect to the approval and documentation of related party transactions needed to be formalized so that we could ensure the fairness of these transactions and proper inclusion of these transactions in our financial statements. We have adopted a new procedure for presenting all related party transactions to our Board of Directors for approval by a majority of the disinterested members of our Board of Directors. Our procedure requires that our Chief Financial Officer, assuming he is not party to the related party transaction, coordinate with the independent members of our Board of Directors in evaluating the fairness of related party transactions.

        We believe that the remedial measures described above address the material weaknesses identified by our independent auditors. We were able to accurately report our financial condition and results of operations for the nine months ended September 30, 2004 without any reportable conditions or material weaknesses having been reported, and we believe that we will continue to be able to accurately report on a timely basis our financial condition and results of operations. However, the process of designing and implementing effective internal controls and procedures is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. Upon completion of this offering, we will have had only limited operating experience with the improvements we have made to date. We cannot be certain that the measures we have taken to date or any future measures will adequately remedy the material weaknesses reported by our independent auditors. Our independent auditors have not formally evaluated the measures we have taken or plan to take to address any material weaknesses. For a description of risks associated with our internal controls, please see "Risk Factors—Being a public company will require us to significantly enhance our controls over the preparation of financial statements in order to ensure the detection, in a timely manner, of misstatements that could occur in our financial statements in amounts that may be material."

Results of Operations

    Nine months ended September 30, 2004 compared to nine months ended September 30, 2003

  Orders and Backlog

        New orders for homes for the nine months ended September 30, 2004 increased $118.7 million, or 228.6%, to $170.6 million on 490 homes sold as compared to $51.9 million on 166 home sold for the nine months ended September 30, 2003. This increase in orders is primarily attributable to sales at The Eclipse on Center Park ($76.1 million), River Club at Belmont Bay 5 ($13.3 million), Blooms Mill ($22.8 million), Wescott Ridge Condominiums ($11.1 million) and Emerald Farm ($5.6 million) and was offset by reductions due to project completions at Ashland 23 and Riverside.

        The average sale price per new order for the nine months ended September 30, 2004 increased $35,000, or 11.2%, to $348,000 as compared to $313,000 for the nine months ended September 30,

2003. This increase is primarily attributable to general price appreciation in the Washington, DC market and a shift in mix of product sold to include more townhomes. The increase can be specifically attributed to increased average order price at Blooms Mill ($95,000 or 32.0%), Flynns Crossing ($28,000 or 11.2%) and Emerald Farm ($36,000 or 8.6%) and was offset by decreases at Wescott Ridge Condominiums (-$87,000 or 26.3%) as a result of the sale of affordable dwelling units (ADUs) to Fairfax County.

        The value of our backlog on home sales revenue sold but not yet delivered increased $91.4 million, or 208.3%, to $135.4 million for the period ended September 30, 2004 as compared to $43.9 million for the period ended September 30, 2003. This increase is generally attributable to a shift in product mix that includes more condominiums with longer periods between order and delivery. The increase can be specifically attributed to the initiation of sales at The Eclipse on Center Park ($76.1 million) and a slower than expected delivery of the first building at River Club at Belmont Bay 5 ($16.3 million) due to construction delays.

  Revenues.

        The number of homes delivered (settlements) in the nine months ended September 30, 2004 increased by 144 homes, or 225.0%, to 208 from 64 homes for the nine months ended September 30, 2003. This increase was derived from increases in settlement activity at Blooms Mill (95), Flynns Crossing (49) and Emerald Farm (20) and was offset by a decrease at Riverside (26) as result of the project having been completed in the interim. Average per settlement revenue increased by approximately $35,000 to $348,000 for the nine months ended September 30, 2004 as compared to $313,000 for the nine months ended September 30, 2003. Home building revenues increased by $48.3 million, or 250.6%, to $67.6 million for the nine months ended September 30, 2004 as compared with $19.3 million for the nine months ended September 30, 2003. This increase was generally attributable to increases in order prices during the period that generated higher revenue from home building. The increase was principally derived from increases in settlement revenue at Blooms Mill ($34.0 million), Flynns Crossing ($13.3 million) and Emerald Farm ($8.5 million) and was offset by reductions in revenue at Riverside ($7.1 million) and Wescott Ridge Condominiums ($1.4 million). Total revenue, which includes revenue derived from providing administrative and production management services to Comstock Service and the sale of finished lots to other home builders, increased $51.4 million, or 221.5%, to $74.6 million for the nine months ended September 30, 2004 as compared to $23.2 million for the nine months ended September 30, 2003. Other revenue increased $3.0 million, or 78.4%, to $6.9 million for the nine months ended September 30, 2004 as compared to $3.9 million for the nine months ended September 30, 2003. The increase in other revenue was primarily the result of an increase in revenues from lot sales at Blooms Mill ($2.7 million).

  Cost of sales and selling, general and administrative expenses.

        The cost of sales for the nine months ended September 30, 2004 increased $32.5 million, or 183.8%, to $50.1 million as compared to $17.6 million for the nine months ended September 30, 2003. All costs directly associated with development and construction are capitalized to real estate held for development and sale and are released on a pro-rata basis at settlement of a home (in the case of a residential customer) or a finished lot (in the case of a sale of a lot to another home builder). As a result, there is a direct correlation between revenue and cost of sales and increases in costs of sales are primarily attributable to increased settlements and revenue during the period. Because lot sales are included in other revenue, capitalized cost of sales can be associated with both revenue from homebuilding and other revenue. As a percentage of total revenue, cost of sales decreased by 9 percentage points to 67.2% for the nine months ended September 30, 2004 as compared to 76.2% for the nine months ended September 30, 2003. This decrease is primarily attributable to a reduction in cost of sales of real estate (2.5 percentage points) which is the result of price appreciation that outpaced cost of goods inflation and a reduction in cost of sales other (6.5 percentage points) which is the result of the delivery of 27 finished lots at Blooms Mill during the nine months ended September 30, 2004 as compared to 6 finished lots at Blooms Mill during the nine months ended September 30, 2003. The lot sales at Blooms Mill delivered gross margins in excess of 50%. While selling finished lots to other home builders is not part of our core business strategy we will, from time to time, sell finished lots to other home builders when there is a strategic rationale for such sales.

        Selling, general and administrative costs during the nine months ended September 30, 2004 increased $6.3 million, or 215%, to $9.3 million as compared to $3.0 million for the nine months ended September 30, 2003. The increase is the result of an increase in staffing costs ($2.6 million) related to hiring new executive and staff employees to accommodate our anticipated growth, audit fees related to the three year combined consolidated audit ($1.2 million), bonuses related to the Company's incentive bonus program ($1.3 million), marketing expenses resulting from the opening of our The Eclipse on Center Park project ($700,000), computer consulting and IT services and other miscellaneous costs such as health insurance recruiting and office rent ($500,000). As a percentage of revenue our selling, general and administrative costs remained consistent at 12.5% for the nine months ended September 30, 2004 as compared to 12.8% for the nine months ended September 30, 2003.

  Operating income.

        Operating income for the nine months ended September 30, 2004 increased $12.6 million to $15.2 million as compared to $2.6 million for the nine months ended September 30, 2003. Our operating margin for the nine months ended September 30, 2004 was 20.3% as compared with 11.1% for the nine months ended September 30, 2003. This increase in operating margin is attributable to an increase of 9.0 percentage points in gross margin for the nine months ended September 30, 2004 as compared to the nine months ended September 30, 2003.

  Income before minority interest.

        Income before minority interests increased $12.3 million, or 464.4%, to $14.9 million for the nine months ended September 30, 2004 as compared to $2.6 million for the nine months ended September 30, 2003. The increase in income before minority interest is a result of the increase in settlements and the associated increase in revenue. Net margins on income before minority interest increased 8.6 percentage points to 20.0% for the nine months ended September 30, 2004 as compared to 11.4% for the nine months ended September 30, 2003. This increase is the result of an increase of 9.2 percentage points in gross margin and a 0.6 percentage point increase in other expenses as a percent of total revenue. Average profit per settlement before minority interest increased $31,000 to $72,000 for the nine months ended September 30, 2004 as compared to $41,000 for the nine months ended September 30, 2003.

  Other (income) expense, net.

        Other (income) expense, net decreased by $400,000, or 504.5%, to a net expense of $300,000 for the nine months ended September 30, 2004 as compared to net income of $100,000 for the nine months ended September 30, 2003. This decrease is primarily attributable to an increase in financing fees associated with an unsecured corporate loan facility ($300,000).

  Minority interest.

        Minority interest for the nine months ended September 30, 2004 increased $3.4 million to $4.4 million as compared to $1.0 million for the nine months ended September 30, 2003. Minority interest expense for the nine months ended September 30, 2004 is primarily attributable to the earnings of the minority interest shareholders in Comstock Investors VI, L.C. ($5.6 million) and losses by the minority shareholders in Comstock Potomac Yard, L.C. (-$1.4 million).

    Year ended December 31, 2003 compared to year ended December 31, 2002

  Orders and backlog.

        New orders for the year ended December 31, 2003 increased $40.2 million, or 139%, to $69.1 million on 216 homes as compared to $28.9 million on 101 homes for the year ended December 31, 2002. This increase in new orders was primarily attributable to an increase in the demand for our products in the Washington, D.C. market and the increased availability of lots at our Blooms Mill, Emerald Farm and Flynns Crossing communities during the course of the year. Sales for the year ended December 31, 2002 were lower due in part to the shortage of inventory of building lots available for sale. This shortage resulted from the inability of the municipalities in which we operate to keep pace with new development and construction permitting requests. While we expect to continue to experience such delays, we do not anticipate such delays having a significant impact on us in the near future. The delays we experienced as a result of time spent processing land during 2002 created a natural opportunity for increased orders in 2003. Increases in saleable inventory during the period are partially attributable to the resolution of several infrastructure limitations within the counties in which we operate that had in the recent past restricted the release of development and building permits. For example, the water moratorium we experienced at our Emerald Farm and Riverside developments resulted in no new permits being issued for either development during late 2002 and early 2003.

        The average price per new order for the year ended December 31, 2003 increased by $34,000 to $320,000 as compared to $286,000 for the year ended December 31, 2002. This change was attributable to a shift in product mix that included a significant number of higher-priced townhouse sales derived from the opening of our Blooms Mill development during the year ended December 31, 2003 and higher average overall price points than was derived from inventory settled for the year ended December 31, 2002. On average, the sale price of townhouses increased $44,730 to $271,430 for the year ended December 31, 2003 as compared to the year ended December 31, 2002. Our single-family homes increased by approximately $28,250 during the year ended December 31, 2003 to $443,400 from $415,150 at December 31, 2002. The average sale price of our condominiums increased by $40,660 to $343,560 for the period ending December 31, 2003 as compared to $302,900 for the period ended December 31, 2002.

        Our backlog at December 31, 2003 increased $20.0 million, or 175%, to $31.5 million on 93 homes compared to our backlog at December 31, 2002 of $11.5 million on 39 homes. This increase in backlog is attributable to increases in orders during the second half of the year resulting from the increased demand for our products in the Washington, D.C. market and due to the increased availability of saleable building lots in our developments. Several projects that were in the approval review process at the beginning of the period received approvals necessary for initiation of development or construction during the second half of 2003, increasing inventory of building lots available for sale. As a result of the timing of sales and a year that experienced record rainfall, inventory under construction could not be converted into settlements by the end of 2003. Increased undelivered inventory increased our backlog at December 31, 2003.

  Revenues.

        The number of homes delivered in the year ended December 31, 2003 increased by 30.6% to 162 from 124 homes in the year ended December 31, 2002. Average per settlement revenue increased by approximately $66,000 to $303,000 for the year ended December 31, 2003 as compared to $237,000 for the year ended December 31, 2002. Home building revenues increased by $19.7 million, or 67.0%, to $49.0 million for the year ended December 31, 2003 as compared to $29.4 million for the year ended

December 31, 2002. Total revenue, which includes administrative and production management services revenue derived from Comstock Service, increased $20.8 million to $55.5 million for the year ended December 31, 2003 as compared to $34.8 million in the year ended December 31, 2002. The increase in deliveries and revenue from December 31, 2002 to December 31, 2003 are in large part attributable to the delivery in the quarter ended December 31, 2003 of homes sold during the quarters ended June 30, 2003 and September 30, 2003. Significant price appreciation in the Washington, D.C. market also led to increases in revenues during the year ended December 31, 2003. The addition of single-family homes at Blooms Mill and the conversion into revenue of the increases in order prices at Wescott Ridge Condominiums, where average settlement revenue increased approximately $25,660, increased settlement revenue during the year ended December 31, 2003 as compared to the year ended December 31, 2002.

  Cost of sales and selling, general and administrative expenses.

        Cost of sales for the year ended December 31, 2003 increased $15.0 million, or 55.7%, to $41.8 million, or 75.2% of revenue, as compared to $26.8 million, or 77.2% of revenue, for the year ended December 31, 2002. The two percentage point change in cost of sales as a percentage of home building revenues is attributable to the sale of finished lots during 2003. Increases in total cost of sales are primarily attributable to an increase in settlements during the year ended December 31, 2003 and the associated capitalized costs of sales of those settlements that were expensed during the year ended December 31, 2003 as cost of sales. Since costs associated with development and construction are capitalized into real estate held for development and resale as incurred and released pro rata as units and/or finished lots settle, cost of sales is directly related to revenue. As such, higher settlement revenues for the year ended December 31, 2003 resulted in an increased cost of sales. Extended construction and development periods resulting from severe weather during the second half of the year ended December 31, 2003 contributed to increased carrying costs on the homes and lots that were settled during the year ended December 31, 2003. In addition, the competition for skilled labor and subcontractors increased during the year ended December 31, 2003 causing an increase in per unit labor costs. Price appreciation in the market was sufficient, however, to offset these increases.

        Selling, general and administrative costs for the year ended December 31, 2003 increased $2.0 million to $5.7 million from $3.7 million for the year ended December 31, 2002. This increase was the result of additional staffing costs of $300,000 to support our growth, increased marketing expenses of $800,000, and general inflation with respect to the goods and services of $900,000. As a percentage of revenue, selling, general and administrative expenses decreased to 10.3% during the year ended December 31, 2003 from 10.7% during the year ended December 31, 2002.

  Operating income.

        Our operating income for the year ended December 31, 2003 increased $3.8 million to $8.1 million as compared to $4.2 million for the year ended December 31, 2002. Our operating margin for the year ended December 31, 2003 was 14.6% compared with 12.1% for the year ended December 31, 2002. The increase in operating margin in spite of increased cost of sales is attributable to selling, general and administrative expenses that did not experience a similar increase as a percentage of revenue during the year ended December 31, 2003. The increase in margin resulted in large part from leverage gains in our fixed cost structure, increased deliveries and price appreciation.

  Income before minority interest.

        Our income before minority interest increased by $3.9 million, or 93.0%, to $8.1 million for the year ended December 31, 2003 as compared to $4.2 million for the year ended December 31, 2002. Net margins as a percentage of revenues increased by 2.5% to 14.6% for the year ended December 31, 2003 from 12.1% for the year ended December 31, 2002. This increase is primarily attributable to the selling, general and administrative expenses that increased but did not increase pro rata to revenue growth during the year ended December 31, 2003. As a result, income increased due to leverage gains in our fixed price structure, increased deliveries and price appreciation.

  Other (income) expense, net.

        Other (income) expense, net increased by $54,000 to a net income of $44,000 for the year ended December 31, 2003 as compared to a net expense of $10,000 for the year ended December 31, 2002. Other (income) expense net is primarily comprised of miscellaneous items including financing fees and fees from the rental of model homes to mortgage brokers.

  Minority interest.

        Minority interest increased by $1.6 million, or 250%, to $2.3 million for the year ended December 31, 2003 as compared to $664,000 for the year ended December 31, 2002. This increase is primarily the result of increased income to the minority shareholders in Comstock Investors VI, L.C. of $1.0 million and Comstock Investors V, L.C. of $400,000.

    Year ended December 31, 2002 compared to year ended December 31, 2001

  Orders and backlog.

        New orders for the year ended December 31, 2002 decreased $7.3 million, or 20.2%, to $28.9 million on 101 homes as compared to $36.3 million on 161 homes for the year ended December 31, 2001. This decrease in new orders was primarily attributable to our shift in focus from primarily purchasing finished lots to developing our own inventory of building lots. Increased competition for finished lots and delays in generating building lot inventory caused a shortfall in our inventory of saleable building lots. As a result, sales for the year ended December 31, 2002 were depressed while we managed land inventory through the entitlement process and obtained building permits. We ended 2002 with a significant inventory of building lots in process but did not achieve completion of the permitting process in time for the building lots to be made available for sale during the period. The average price per new order for the year ended December 31, 2002 increased by $61,000 to $286,000 as compared to $225,000 for the year ended December 31, 2001. This change was primarily attributable to price inflation in the Washington, D.C. market and a shift in our product mix which increased our sales of higher-priced homes.

        Our backlog at December 31, 2002 decreased $780,000, or 6.4%, to $11.5 million on 39 homes compared to our backlog at December 31, 2001 of $12.3 million on 62 homes. This decrease in backlog is attributable to our decision to focus on generating inventory internally and the resultant lack of saleable lots.

  Revenues.

        The number of homes delivered in the year ended December 31, 2002 decreased by 43.6% to 124 from 220 homes in the year ended December 31, 2001. Average per settlement revenue increased by approximately $18,000 to $237,000 for the year ended December 31, 2002 from $219,000 for the year ended December 31, 2001. Home building revenues decreased by $18.7 million, or 38.8%, to $29.4 million for the year ended December 31, 2002 as compared to $48.1 million for the year ended December 31, 2001. Total revenue, which includes administrative and production management services revenue derived from Comstock Service, decreased $16.1 million to $34.8 million for the year ended December 31, 2002 as compared to $50.9 million in the year ended December 31, 2001. The decreases in deliveries and revenue from the year ended December 31, 2001 to the year ended December 31, 2002 are in large part attributable to delays in the processing of our land inventory into developed lots. The increase in per lot revenue was primarily due to an increase in the price of housing in the

Washington, D.C. market accompanied by a shift in our inventory to higher-priced product including single-family homes and townhouses along with newly introduced condominiums at Wescott Ridge in Fairfax, Virginia.

  Cost of sales and selling, general and administrative expenses.

        Cost of sales for the year ended December 31, 2002 decreased $14.0 million, or 34.4%, to $26.8 million, or 77.2% of revenue, as compared to $40.8 million, or 80.2% of revenue, for the year ended December 31, 2001. Decreases in cost of sales are primarily attributable to the reduction in settlement activity. Settlements in 2002 included land which was engineered and/or developed by us, as opposed to purchased as finished lots from developers. These company-developed lots, with lower costs as a percentage of revenue, contributed to the decrease in the cost of sales as a percentage of revenue. Selling, general and administrative costs during the year ended ended December 31, 2002 decreased $175,000, or 4.5%, to $3.7 million as compared to $3.9 million for the year ended December 31, 2001. This decrease was primarily a result of our efforts to maintain our resources in advance of the growth that we foresaw materializing within a twelve-month period. In addition, during the course of 2002, we moved our corporate headquarters to a larger facility.

  Operating income.

        Operating income decreased by $2.0 million, or 31.9%, to $4.2 million for the year ended December 31, 2002 as compared to $6.2 million for the year ended December 31, 2001. Our operating margin as a percentage of total revenues for the year ended December 31, 2002 remained consistent at 12.1% as compared to the year ended December 31, 2001. The stability in operating margin in spite of lower settlements is primarily attributable both to average settlement prices that were approximately 8.2% higher in 2002 as compared to 2001 and to costs of sales that were three percentage points lower as a percentage of revenue during the year ended December 31, 2002 than in the year ended December 31, 2001.

  Income before minority interest.

        Income before minority interest decreased by $2.3 million, or 35.2%, to $4.2 million, or 12.1% of revenue, for the year ended December 31, 2002 as compared to $6.5 million, or 12.7% of revenue, for the year ended December 31, 2001. This decrease in income before minority interest is primarily attributable to a 31.6% reduction in total revenue as margins remained consistent.

  Other (income) expense, net.

        Other (income) expense, net decreased by $312,000 to a net expense of $10,000 for the year ended December 31, 2002 as compared to a net income of $302,000 for the year ended December 31, 2001. This decrease was the result of a decrease in model rent income of $100,000, bank fees, and deposit forfeitures.

  Minority interest.

        Minority interest decreased by $1.3 million, or 66%, to $700,000 for the year ended December 31, 2002 as compared to $2.0 million for the year ended December 31, 2001. This decrease was primarily the result in decreases in the earnings of minority shareholders in Comstock Operations, L.C. of $100,000 and Comstock Investors II, L.C. of $200,000.

Liquidity and Capital Resources

        We require capital to post deposits on new deals, to purchase and develop land, to construct homes, to fund related carrying costs and overhead and to fund various advertising and marketing programs to facilitate sales. These expenditures include engineering, entitlement, architecture, site preparation, roads, water and sewer lines, impact fees and earthwork, as well as the construction costs of the homes and amenities. Our sources of capital include, and will continue to include, funds derived from various secured and unsecured borrowings, operations which include the sale of constructed homes and finished lots, and the sale of equity securities. Our currently owned and controlled inventory of home sites will require substantial capital to develop and construct.

        In production home building, it is common for builders such as us to employ revolving credit facilities whereby the maximum funding available under the facility exceeds the maximum outstanding balance allowed at any given time. Our overall borrowing capacity may be constrained by loan covenants which limit the ratio of our total liabilities to our total equity. This revolving debt will typically provide for funding of an amount up to a pre-determined percentage of the cost of each asset funded. The balance of the funding for that asset is provided for by us as equity. The efficiency of revolving debt in production home building allows us to operate with less overall debt capital than would be required if we built each project with long-term amortizing debt. At September 30, 2004, we had approximately $29.6 million of equity financing, $72.2 million of debt financing and $15.3 million of cash. As discussed in more detail below, we believe that funds generated from the sale of our equity securities, operations and borrowings under our credit facilities will provide us with sufficient capital to meet our existing and expected capital needs.

    Limited Liability Companies and Minority Interest Members

        Since 1999, we have formed several LLCs in which there are minority interests to fund one or more developments. At September 30, 2004, we were the managing member of four active minority-interest LLCs (Comstock Investors IV, L.C., Comstock Investors V, L.C., Comstock Investors VI, L.C. and Comstock Potomac Yard, L.C.) that had provided significant capital to our operation. These four active minority-interest LLCs have collectively generated approximately $12.0 million of equity financing for us. The terms of the operating agreements of our minority-interest LLCs vary by LLC but they generally include the following characteristics:

  •
  We are the managing member;

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  Priority members (the minority members) receive priority with respect to cash distributions until such time as they have received a pre-determined return, which ranges from 20% to 30%;

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  After the return has been achieved we share in the profits of the partnership with interests ranging from 67% to 87%;

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  The managing member may not use the funds of the LLC for developments other than those stipulated in the operating agreement without the approval of a majority of the members;

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  We have the right, triggered by a restructuring of our operational structure, to repurchase the minority interest in the LLC at a pre-determined rate of return, which ranges from 25% to 30%;

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  Other than as allowed in the operating agreement, funds may not be loaned to other entities; and

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  These LLCs are consolidated within our financial statements for reporting purposes.

        We expect to pay a total of approximately $7.3 million out of the proceeds of this offering to purchase all of the outstanding membership interests in these four minority-interest LLCs.

    Credit Facilities

        At September 30, 2004, we had approximately $15.1 million available under existing secured revolving development and construction loans for planned construction and development expenditures.

A majority of our debt is variable rate, based on LIBOR or the prime rate plus a specified number of basis points, typically ranging from 300 to 600 basis points over the LIBOR rate and 50 to 100 basis points over the prime rate. As a result, we are exposed to market risk in the area of interest rate changes. At September 30, 2004, the one-month LIBOR and prime rates of interest were 1.84% and 4.75%, respectively, and the interest rates in effect under our existing secured revolving development and construction credit facilities ranged from 4.50% to 5.58%. For information regarding risks associated with our level of debt and changes in interest rates, see "Risk Factors" and "Quantitative and Qualitative Disclosures About Market Risk."

        We have generally financed our development and construction activities on a project basis so that, for each project we develop and build, we have a separate credit facility. Accordingly, we have numerous credit facilities. While the loan agreements relating to these various facilities contain certain covenants, they generally contain few, if any, material financial covenants. Typically, our loan agreements contain covenants requiring us to:

  •
  obtain agreements of sale for a specified number of homes within a specified time period, with the number of homes and time period varying by project;

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  in the case of facilities entered into directly by our project-based subsidiaries, maintain minimum equity levels, typically in the range of 10% to 20% of the project's cost;

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  in the case of facilities entered into by our primary holding companies, maintain minimum tangible net worth levels, typically in the range of $3.0 million to $5.0 million, and minimum leverage ratios, typically of five-to-one or less;

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  maintain control of any subsidiary that is a party to the applicable loan agreement;

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  complete any construction which is the subject of the loan agreement without significant delay and in accordance with the approved plan;

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  notify the lender immediately if we receive a claim of material lien with respect to any services, labor or material furnished in connection with applicable construction, and to remove any such lien within a specified number of days after the date the lien was filed;

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  maintain certain minimum levels of insurance;

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  provide inventory status reports and financial statements and other inventory and financial information periodically and as reasonably requested by the lender;

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  furnish the lender with copies of all notices received by us claiming any breach or potential breach of any contracts related to the construction, claiming or asserting a right to a lien for work performed or materials provided in connection with construction, or from any governmental authority asserting that the land or construction which is the subject of the loan agreements may or does violate any law or regulations;

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  not enter into leases affecting the land or the construction which is the subject of the applicable loan agreements without the prior written consent of the lender;

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  not obtain subordinate financing on the land, construction or other property granted as security under applicable loan agreements without the prior approval of the lender; and

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  not sell or otherwise dispose of any of the land or the construction other than in the normal course of the business of the project subject to applicable loan agreements.

        As of September 30, 2004, we were in compliance with the financial covenants set forth in our loan agreements.

        In order to obtain our current credit facilities, which were entered into in some cases by our primary holding companies and in other cases by our project-based subsidiaries, we were generally required to obtain guaranties by one or more of our primary holding companies as well as Christopher Clemente, our Chief Executive Officer, and Gregory Benson, our President and Chief Operating Officer, in their personal capacities. At September 30, 2004, such parties guaranteed approximately $44.9 million under our credit facilities. In addition, the companies have agreed to indemnify Christopher Clemente and Gregory Benson in connection with personal guaranties on a certain loan the balance of which on September 30, 2004 was $2.9 million. For our future financing arrangements, we do not intend to continue obtaining such guaranties which may result in less favorable financing terms and arrangements for us.

        From time to time, we employ subordinated and unsecured credit facilities to supplement our capital resources or a particular project or group of projects. Our lenders under these credit facilities will typically charge interest rates that are substantially higher than those charged by the lenders under our senior and secured credit facilities. These credit facilities will vary with respect to terms and costs. As of September 30, 2004, the annual rate of interest on these facilities ranged from 12% to 18%. At September 30, 2004, we had approximately $18.2 million outstanding under these subordinate and unsecured facilities. We intend to continue to use these types of facilities on a selected basis to supplement our capital resources.

        We intend to refinance our existing credit facilities and replace them with one or more credit facilities shortly after consummation of this offering. We would be the borrower and primary obligor under this facility or facilities, and we anticipate the indebtedness will be secured, nonrecourse and based on an available borrowing base. As part of the anticipated refinancing, it is expected that Christopher Clemente and Greg Benson would be released from all guaranties of our debt obligations.

    Cash Flow

        Net cash (used in)/provided by operating activities was $(32.4 million) for the year ended December 31, 2003, $(7.9 million) for the year ended December 31, 2002 and $7.9 million for the year ended December 31, 2001. In 2003, the primary source of the decrease in cash from operating activities was attributable to increased investment in real estate held for development and sale which was offset by minority interest investment and an increase in accounts payable and accrued liabilities. In 2002, the primary source of the decrease in cash from operating activities was attributable to increased investment in real estate held for development and sale which was offset by minority interest investment and an increase in accounts payable and accrued liabilities. In 2001, the primary source of the increase in cash from operating activities was attributable to the sale of real estate held for development and sale and a contribution from minority shareholders. Net cash (used in)/provided by operating activities for the nine-month period ended September 30, 2004 was $5.7 million as compared to $(19.8 million) for the nine-month period ended September 30, 2003. The primary source of the increase in cash from operating activities for the nine-month period ended September 30, 2004 was net income earned by both shareholders and minority interest shareholders and retained as well as a conversion of real estate held for development and sale into cash as a result of increased settlement activity. The primary source of the decrease in cash from operating activities for the nine-month period ended September 30, 2003 was investment in real estate held for development and sale, low net income earned and the reduction of receivables and accounts payable and accrued liabilities.

        Net cash (used in)/provided by investing activities was $67,000 for the year ended December 31, 2003, $(1.1 million) for the year ended December 31, 2002 and $(79,000) for the year ended December 31, 2001. In 2002, the primary source of the increase in cash from investing activities was attributable distributions from real estate partnerships. In 2002 the primary source of the decrease in cash from investing activities was attributable to an investment in a real estate partnership. In 2001, the primary source of the increase in cash from investing activities was attributable to the purchase of property, plant and equipment. Net cash (used in)/provided by investing was $(97,000) for the nine-month period ended September 30, 2004 as compared to $52,000 for the nine-month period ended September 30, 2003. The primary source of the decrease in the nine months ended September 30, 2004 was investment in property, plant and equipment. The primary source of the increase in cash from investing activities for the nine-month period ended September 30, 2003 was distributions from an investment in a real estate partnership.

        Net cash (used in)/provided by financing activities was $40.8 million for the year ended December 31, 2003, $10.6 million for the year ended December 31, 2002 and $(7.4 million) for the year ended December 31, 2001. The primary source of the increases in cash from financing activities for the periods ended December 31, 2003 and December 31, 2002 were the proceeds from notes payable and contributions from minority interest shareholders and shareholders. Net cash (used in)/provided by financing activities was $(7.4 million) for the nine-month period ended September 30, 2004 as compared to $24.2 million for the nine-month period ended September 30, 2003. The primary source of the decrease in cash from financing activities for the nine-month period ended September 30, 2004 was distributions to shareholders and minority shareholders which was offset by proceeds from related party notes. The primary source of the increase in cash from financing activities for the nine-month period ended September 30, 2003 was proceeds from notes payable and contributions from minority shareholders.

    Material Acquisitions

        In December 2003, we purchased approximately 4.5 acres of unimproved land in Arlington, Virginia, which is expected to yield approximately 470 condominium units and 80,000 square feet of retail space. Our purchase price was approximately $21.5 million. The estimated project cost for this development is $160 million. We intend to enter into a new senior construction credit facility for this project in the estimated amount of $119.3 million and a mezzanine credit facility of approximately $28.2 million.

        In November 2004 we entered into an option contract to purchase 424 completed rental apartments in Fairfax, Virginia for the purpose of converting them to for-sale condominiums. Our purchase price is approximately $75 million with anticipated construction costs for upgrades of approximately $12 million. We intend to enter into a new senior acquisition and construction facility for this project.

        In November 2004 we expect to enter into an option contract to purchase 16 large lot single family home site for an expected purchase price of $3.4 million. This acquisition is expected to close in late 2006.

Contractual Obligations and Commercial Commitments

        In addition to the above financing arrangements, we have commitments under certain contractual arrangements to make future payments for goods and services. These commitments secure the future rights to various assets and services to be used in the normal course of operations. For example, we are contractually committed to make certain minimum lease payments for the use of property under operating lease agreements. In accordance with current accounting rules, the future rights and obligations pertaining to such firm commitments are not reflected as assets or liabilities on the consolidated balance sheet. The following table summarizes our contractual and other obligations at

December 31, 2003, and the effect such obligations are expected to have on liquidity and cash flow in future periods:

	Payments due by period
Contractual obligations at December 31, 2003	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in thousands)
Notes payable	$61,062	$39,869	$21,193	$—	—
Operating leases	1,647	449	876	322	—

Total	$62,709	$40,318	$22,069	$322	—

        Notes payable have an undefined repayment due date and are typically due and payable as homes are settled.

        We are not an obligor under, or guarantor of, any indebtedness of any party other than Comstock Service and its subsidiaries.

        We have no off-balance sheet arrangements except for the operating leases described above.

        At December 31, 2003 we were obligated under an option purchase agreement for 28 condominium lots in Woodbridge, Virginia.

Seasonality and Weather

        Our business is affected by seasonality with respect to orders and deliveries. In the markets in which we operate, the primary selling seasons are from January through May as well as September and October. Orders in other months typically are lower. In addition, the markets in which we operate are four-season markets that experience significant periods of rain and snow. Construction cycles and efforts are often adversely affected by severe weather.

Inflation

        Inflation can have a significant impact on our business performance and the home building industry in general. Rising costs of land, transportation costs, utility costs, materials, labor, overhead, administrative costs and interest rates on floating credit facilities can adversely affect our business performance. In addition, rising costs of certain items, such as lumber, can adversely affect the expected profitability of our backlog. Generally, we have been able to recover any increases in costs through increased selling prices. However, there is no assurance we will be able to increase selling prices in the future to cover the effects of inflation and other cost increases.

Quantitative and Qualitative Disclosures about Market Risk

        Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows, due to adverse changes in financial and commodity market prices and interest rates. We are exposed to market risk in the area of interest rate changes. A majority of our debt is variable rate based on LIBOR and prime rate, and, therefore, affected by changes in market interest rates. Based on current operations, as of September 30, 2004, an increase/decrease in interest rates of 100 basis points on our variable rate debt would have resulted in a corresponding increase/decrease in interest actually incurred by us of approximately $525,000 in a fiscal year, a significant portion of which would be capitalized and included in cost of sales as homes are delivered. As a result, the effect on net income would be deferred until the underlying units settled and the interest was released to cost of goods sold. Changes in the prices of commodities that are a significant component of home construction costs, particularly lumber, may result in unexpected short-term increases in construction costs. Because the sales price of our homes is fixed at the time a buyer enters into a contract to acquire a home and we generally contract to sell our homes before construction begins, any increase in costs in excess of those anticipated at the time of each sale may result in lower consolidated operating income for the homes in our backlog. We attempt to mitigate the market risks of the price fluctuation of commodities by entering into fixed price option contracts with our subcontractors and material suppliers for a specified period of time, generally commensurate with the building cycle. These contracts afford us the option to purchase materials at fixed prices but do not obligate us to any specified level of purchasing.

New Accounting Pronouncements

  Consolidation of variable interest entities.

        We typically acquire land for development at market prices from various entities under fixed price purchase agreements. The purchase agreements require deposits that may be forfeited if we fail to perform under the agreement. The deposits required under the purchase agreements are in the form of cash or letters of credit in varying amounts. We may, at our option, choose for any reason and at any time not to perform under these purchase agreements by delivering notice of its intent not to acquire the land under contract. Our sole legal obligation and economic loss for failure to perform under these purchase agreements is typically limited to the amount of the deposit pursuant to the liquidating damage provision contained within the purchase agreement. As a result, none of the creditors of any of the entities with which we enter into forward fixed price purchase agreements have recourse to the general credit of the Company. We also do not share in an allocation of either the profit earned or loss incurred by any of these entities with which we enter fixed price purchase agreements.

        We have concluded that whenever we option land or lots from an entity and pay a significant nonrefundable deposit as described above, a variable interest entity is created under the provisions of FIN 46-R (see recent accounting pronouncement in Note 2). This is because we have been deemed to have provided subordinated financial support, which refers to variable interest that will absorb some or all of an entity's expected theoretical losses if they occur. We therefore examine the entities with which we enter into fixed price purchase agreements, for possible consolidation by us under FIN 46-R. This requires us to compute expected losses and expected residual returns based on the probability of future cash flows as outlined in FIN 46-R. This calculation requires substantial management judgments and estimates. In addition, because we do not have any contractual or ownership interests in the entities with which we contract to buy the land, we do not have the ability to compel these development entities to provide financial or other data to assist us in the performance of the primary beneficiary evaluation.

OUR BUSINESS

Overview

        We are a production home builder that develops, builds and markets single-family homes, townhouses and condominiums. We focus on geographic areas, products and price points where we believe there is significant demand for our homes and the greatest profit potential. We currently operate in the Washington, D.C. and Raleigh, North Carolina markets where we target a diverse range of buyers, including first-time, early move-up, secondary move-up, empty nester move-down and active adult home buyers. We believe that this demographic represents a significant and stable segment of the home buying market. Since our founding in 1985, we have built and delivered over 2,500 homes valued at over $565 million, including Comstock Service.

        Over the past several years we have successfully expanded our business model to include the development of land for our home building operations as a complement to the purchasing of finished building lots developed by others. We are currently experiencing the benefits of this expansion. For the year ended December 31, 2003, our revenue and operating income increased over 2002 by 60% and 91.4%, respectively. For the nine months ended September 30, 2004, our revenue and operating income increased by 221.7% and 490.8%, respectively, as compared to the same period in 2003.

        Our markets have generally been characterized by strong population and economic growth trends that have led to strong demand for housing. We believe that these markets provide attractive long-term growth opportunities. At September 30, 2004, including Comstock Service, our backlog from home sales was approximately $142.0 million, representing 400 homes, compared to approximately $52.4 million, representing 170 homes, at September 30, 2003. Including Comstock Service, our backlog at December 31, 2002 and 2003 was approximately $17.5 million, representing 56 homes, and approximately $36.4 million, representing 113 homes, respectively. At September 30, 2004, including Comstock Service, we either owned or had options to acquire over 3,200 building lots, excluding lots in our backlog. At October 31, 2004, including Comstock Service, we had backlog of $142.0 million from home sales.

Our Markets

        We operate in the Washington, D.C. and the Raleigh, North Carolina markets. We believe that in the home building industry, local economic trends and influences have a more significant impact on supply and demand than national economic trends and influences. According to the National Association of Home Builders, the Washington, D.C. and Raleigh, North Carolina metropolitan areas are both ranked in the top 20 housing markets in the country with respect to total residential building permits issued in 2003.

    Greater Washington, D.C. Metropolitan Market

        Our current and anticipated projects for the Washington, D.C. market are in Arlington, Culpeper, Fairfax, Fauquier, Loudoun, Prince William and Stafford counties in Virginia, and Anne Arundel, Frederick, Howard, Montgomery, Prince Georges counties in Maryland and in the District of Columbia. The Washington, D.C. metropolitan area enjoys strong population and economic growth. The strength of this employment market and the stability and resilience of the local economy result in part from the size of the federal government workforce. The presence of the federal government historically has served as a buffer for the local economy against market downturns in the private sector. According to the Bureau of Labor Statistics, the federal government employs about 12% of the metropolitan workforce. Furthermore, according to the Bureau of Labor Statistics, the Washington, D.C. market is also characterized by a large professional and business services sector, such as legal, consulting and lobbying services, that employs about 21% of the metropolitan workforce. According to the U.S.

Department of Commerce, the Washington, D.C. market enjoyed the fourth highest per capita income among metropolitan areas in the country in 2002—138% of the national per capita income.

        The Washington, D.C. new home buying market is characterized by strong demand and a limited supply of available housing inventory. Demand in the Washington, D.C area is strong because of a low unemployment rate and relatively high household incomes, among other factors. The supply of new homes in the market has been constrained in part by slow-growth and environmental preservation initiatives that are strictly enforced in many counties in the metropolitan area. According to the National Association of Realtors, there was a 1.9-month supply of homes for sale in the Washington, D.C. area for February 2004, as compared to the national supply of 4.6 months. This limited supply has had a significant impact on the price of homes for sale in the Washington, D.C. market. The average sales price of a new Comstock home in the market has risen to $348,000 in the first nine months of 2004, compared to $225,000 in 2001, an increase which is in part due to a shift in product mix and in part due to price appreciation. When adjusted to include Comstock Service the average sales prices for the first nine months of 2004 and for 2001 are $338,000 and $224,000, respectively. For the 12-month periods ended December 31 and the nine months ended September 30, 2004, the average order prices for our market rate homes were as follows:

				For the Nine Months Ended September 30, 2004
	12-month period ended December 31,
	2001	2002	2003
Townhouse	$189,750	$226,700	$271,430	$356,800
Single-family	$339,440	$415,150	$443,400	$497,400
Condominium	—	$302,900	$343,560	$386,800

        The Washington, D.C. market experienced population growth of 19.7% from 1990 to 2001, according to the U.S. Census Bureau, and is projected to add approximately 52,000 persons annually through 2030, according to the Metropolitan Washington Council of Governments. According to the U.S. Bureau of Labor Statistics, the unemployment rate for the Washington, D.C. market was 3.0% in March 2004—well below the national unemployment rate of 6.0% and the lowest unemployment rate of the 51 largest metropolitan areas in the United States. For the 12 months ended March 2004, the Washington, D.C. market added 60,600 jobs with northern Virginia adding 50,000. According to the Center for Regional Analysis at George Mason University, the Washington, D.C. market is projected to add approximately 78,000 jobs in 2004.

    Raleigh, North Carolina Market

        Our current and anticipated projects for the Raleigh, North Carolina market are in Durham, Franklin, Johnston and Wake counties, which includes the city of Raleigh. From 1990 to 2000, the Raleigh, North Carolina market was the 12th fastest growing metropolitan area in the United States and was the second fastest growing area in the Southeast in terms of population growth, according to the U.S. Census Bureau. The area experienced population growth of 38.9% during that period, according to the Census Bureau. According to the Bureau of Labor Statistics, the unemployment rate for the Raleigh, North Carolina market was 3.5% in March 2004, a 1.4% decrease from a year ago and the 21st best performing metropolitan area of 331 areas examined. For the 12 months ended March 2004, the Raleigh, North Carolina market added 10,900 jobs, according to the Bureau of Labor Statistics.

        Similar to the Washington, D.C. market, the local economy in the Raleigh, North Carolina market is generally stable and less sensitive to national economic trends because of large public sector employment. Raleigh is the state capital of North Carolina. According to the Bureau of Labor Statistics, the state and local government constitutes 18.7% of the total area's aggregate employment. The area is home to Research Triangle Park, a public/private, planned research park containing over nine million square feet of office space, and the headquarters of multiple technology and research companies. Duke University, the University of North Carolina-Chapel Hill and North Carolina State University are also located in the Raleigh, North Carolina market. Additional local employers include numerous pharmaceutical and manufacturing companies and hospitals. According to the U.S. Department of Commerce, the Raleigh, North Carolina market ranked 41st among 361 metropolitan areas in 2002 in terms of per capita income, or 108% of the national per capita income.

Our Competitive Strengths

        We believe we possess the following competitive strengths:

        Committed and experienced management. We have been building homes since 1985 under the leadership of our current Chief Executive Officer. Our current President joined us in 1992. Most of our senior executives have been with us for at least five years. Many of our senior executives and managers have over 15 years of experience in the home building industry with some having over 30 years of experience.

        Attractive land position. At September 30, 2004, we owned or controlled over 3,600 lots in our markets, including Comstock Service. We believe that restrictions on the development of new lots in our markets have increased, and will continue to increase, the market value of our land position. Our land planning, processing and development expertise allows us to acquire land positions in various stages of the entitlement process, which we believe provides us greater opportunities than many of our competitors. We intend to continue to utilize our land acquisition and development process to further develop an attractive land inventory.

        Creative approach to land acquisition and development. We have developed a specialized, selective approach to land acquisition and development, focused on maximizing the value of each parcel. We have extensive knowledge regarding all aspects of the site selection, land planning, entitlement and development processes relative to all types of new home developments, from suburban single-family homes, townhouses and low-rise condominiums to high-rise, mixed-use urban condominium developments. We have significant experience in dealing with the governmental and regulatory authorities that govern the site development and entitlement processes. We leverage this knowledge and experience to manage development risk and create more value from the land that we acquire. Our knowledge and experience also allow us to be active in the development of urban mixed-use projects, which puts us in the position of acquiring and developing parcels of land that many of our competitors are not able to pursue.

        Diversified product mix. Our products range from traditional single-family homes, townhouses and low-rise condominiums designed for suburban settings, to contemporary townhouses and high-rise condominiums designed for urban settings, and highly amenitized buildings targeting the active adult home buyer. This product mix allows us to diversify our risks in fluctuating market conditions by ensuring that we are positioned to attract a broad segment of the home buying population. We design all of our products to be attractively priced and value oriented. We believe that the average order price of our homes of approximately $320,000 in 2003, including Comstock Service, is consistent with our price and value goals and is well suited for the markets we target.

        Broad customer base. By offering a wide variety of products in distinctly different types of locations we serve a broad customer base including first-time, early move-up, secondary move-up, empty nester move-down and active adult home buyers. First-time and early move-up home buyers make up a significant percentage of home buyers. The ownership of a home is a high priority for a large percentage of the population in the United States. We believe the growth in immigration of almost one million immigrants per year in the 1990s has increased the number of potential home buyers in America and has helped fuel growth in the first-time and early move-up home buyer market. In addition, we believe the large "baby boom" population in the United States is aging and is increasing demand for secondary move-up, empty nester move-down and active adult new homes. Active adult refers to age-restricted developments that require at least one of the primary owners of the homes in the development to be at least 55 years old. As the baby boom generation ages, we believe that housing developments focused on this segment of the population will garner a larger share of the market.

        Quality control and customer service. We strive to provide a high level of customer service during the sales and construction process as well as after a Comstock home is sold. Our sales representatives, on-site construction supervisors and post-closing customer service personnel work as a team in an attempt to ensure a high level of customer satisfaction. Our sales staff receives extensive training in understanding the needs of the customer and assisting them in the selection of a Comstock home and mortgage program that meets their requirements. As part of our commitment to quality assurance, each Comstock home is subject to a series of 25 stringent construction quality inspections covering virtually every aspect of the construction process. Our customer service personnel are trained to promptly and thoroughly address any concerns that our customers may have and also provide our home buyers with home maintenance training and advice. We believe this high level of attention to quality assurance in the construction process and focus on our customers' post-closing experience has earned Comstock a reputation for delivering high-quality products and excellent customer service. We believe this ultimately leads to enhanced customer satisfaction and additional sales through referrals.

        Brand recognition. We believe the "Comstock" brand is strong and widely recognized in the Washington, D.C. and Raleigh, North Carolina markets. We have registered trademarks to protect our brand. We plan to maintain and enhance our brand and continue to live up to our reputation for building homes marked by quality and value.

        Extensive selection of options and upgrades. Our home buyers can choose from hundreds of options and upgrades to customize their homes to meet their individual preferences. These options and upgrades include exterior finishes, bonus rooms, additional bathrooms and upgraded bath finishes, upgraded appliances, cabinets and countertop surfaces in the kitchen, decorative trims, various flooring finishes, fireplaces, lighting packages and technology options such as high speed data cabling, in-home stereo systems, in-home theatres and built-in flat screen televisions. We believe that by making many upgraded features available as options at an additional cost we are able to keep our products affordable to a greater number of potential home buyers. The availability of these options allows us to meet individual home buyer preferences while enhancing profitability through the sale of optional features.

Our Strategy

        Our business strategy is to focus on geographic areas, products and price points where we believe there is the greatest market potential. Our strategy has the following key elements:

        Build in and expand with the strong growth markets in which we currently operate. We believe there are significant opportunities for growth in our existing markets. We plan to maintain and expand our business in the Washington, D.C. and Raleigh, North Carolina markets to capitalize on their robust economies and continued population growth. We expect the growth in these two markets to continue. According to the Center for Regional Analysis at George Mason University, the Washington, D.C. area economy is projected to add approximately 78,000 jobs in 2004. We plan to utilize our strong regional presence and our extensive experience in the these markets to expand our operations in both markets through acquisition of additional land, and we may acquire local home builders whose operations would complement ours and enhance our competitive position in the marketplace.

        Expand into selected new geographic markets within our region. We intend to expand into selected new geographic markets in the eastern United States through both start-up operations and acquisitions of other home builders that have strategic land positions, strong local management teams and sound operating principles. In evaluating expansion opportunities, we prefer new markets that are easily reached from our headquarters in northern Virginia in order to enhance our ability to integrate the acquired operation into our core operation. We expect to target new markets that have favorable demographic and economic trends where we believe we will be able to achieve sufficient scale to successfully implement our business strategy. While we are currently evaluating various potential expansion opportunities, we have not identified any specific geographic markets into which we intend to expand our operations or entered into serious negotiations to establish a market presence in any other geographic area.

        Acquire and develop a high-margin land inventory. We believe that our market knowledge and experience in land entitlement and development enable us to successfully identify attractive land acquisition opportunities, efficiently manage the process of obtaining development rights and maximize land value. We have the expertise to acquire land positions in various stages of the entitlement and development process, which we believe provides us more opportunities to build land inventory than many of our competitors. We intend to continue to utilize our land acquisition and development process to further develop an attractive land inventory. As a complement to our development strategy, we will continue to grow our land inventory through acquisition of finished lots from other developers. We believe our network of relationships and broad recognition in our core markets gives us an advantage over some of our competitors in acquiring finished lots. In addition, since we can often acquire options on large numbers of finished lots with minimal deposits, this strategy allows us to cost-effectively control significant land positions with reduced risk. As such, we intend to continue to option land positions whenever possible.

        Create opportunities in areas overlooked by our competitors. We believe there is a significant market opportunity for well-designed, upscale homes and condominiums in urban and suburban areas in close proximity to transportation facilities. Local governments in our markets, especially the Washington, D.C. market, have modified zoning codes in response to mounting traffic concerns to allow for high-density residential development near transportation improvements. In our experience, buyers place a premium on new homes in developments within these areas. We believe that our townhouse and condominium products, along with our substantial experience in dealing with both the market and regulatory requirements of urban mixed-use developments, enable us to identify and create value in land parcels often overlooked by larger production home builders. As a result, we believe we can achieve higher overall margins on our products than larger production home builders who are only focused on volume. We plan to continue to focus on developing and creating these opportunities within our core markets.

        Focus on a broad segment of the home buying market. Our single-family homes, townhouses and condominiums are designed and priced to appeal to a wide segment of the home buying market. We serve a broad customer base including first-time, early move-up, secondary move-up, empty nester move-down and active adult home buyers. We believe first-time and early move-up home buyers are a significant portion of home buyers and have in the past, we believe, been more resistant to market downturns. We believe that the aging of the American population makes it more likely that a significant percentage of the population will continue to be attracted to secondary move-up, empty nester move-down and active adult products as well. We expect our diversified product offerings to position us to benefit from the projected population growth in our core markets and the aging population in America, and to provide a degree of protection against market fluctuations.

        Expand into the growing active adult market. Many localities are adopting zoning rules that encourage construction of mixed-use and active adult developments. We expect the large and aging baby boom population in the United States to fuel growth in the active adult market of the home building industry. As the baby boom generation ages, we anticipate that housing developments focused on this population will capture a larger share of the market. We believe this growing segment of the population will also likely be attracted to the urban convenience and activities available in upscale urban active adult developments. Active adult developments are often favored by local governments because they increase the tax base while requiring fewer government-funded services and infrastructure, such as schools and summer programs, as compared to traditional developments that attract families. We believe that we are well positioned to take advantage of this growing demand.

        Maximize our economies of scale. As a production home builder, we construct a large number of homes each year. In many instances, we utilize plans we have built numerous times which allows us to minimize cost through value engineering resulting from previous field experience. We are also able to coordinate labor and material purchasing under bulk contracts thereby reducing unit costs. As a result, we are able to realize economies of scale in the purchase of raw materials, supplies, manufactured inputs and labor. As we expand, we will seek to maximize these benefits through purchasing arrangements with national and regional vendors.

Our Operations

        We integrate the process of building a home by carefully controlling each phase of the process from land acquisition to the construction, marketing and sale of a home. During every stage of the process we manage risk and focus on products, geographic areas and price points that maximize our revenue and profit opportunities.

    Land Identification and Acquisition

        We believe that by controlling and managing a significant portion of our land inventory we are better able to manage our growth in accordance with our business plan.

        We acquire land for our home building operations both as finished building lots and as raw land that we develop. We primarily acquire land that has vested development rights. Often we contract to purchase land from land developers that will maintain ownership of the land through the entitlement process. Similarly we often will contract to purchase finished building lots from land developers that will maintain ownership of the land through the land development process. When we purchase land in this manner we typically will provide our home building expertise to the seller in order to ensure the land is developed in a manner consistent with our plans for the project. By contracting to purchase land that is owned by the land developer during the entitlement and development process we minimize the risks associated with seeking entitlements and performing land development.

        We also buy land that we develop into building lots ourselves. We generally buy undeveloped land when we are developing high-density projects because the product design is often integrated into the site development operations. We also buy land that we develop into traditional building lots when we believe the additional risk associated with developing the land is manageable and the return on investment will likely be enhanced. We routinely purchase these sites after the development rights have been secured, which eliminates or substantially reduces risks associated with seeking entitlements.

        We are presently engaged in land development activities in six projects in the Washington, D.C. market and one project in the Raleigh, North Carolina market. Additionally, we are currently acquiring finished building lots from land developers for our home building operations in six projects in the Washington, D.C. market and seven projects in the Raleigh, North Carolina market.

        Our land acquisition and development process is managed by our executive land committee that includes representatives from our various business departments. This committee meets regularly to evaluate prospective land acquisitions and evaluates several factors that could affect the outcome of a project under consideration. These factors include:

  •
  supply and absorption rates of similar new home projects;

  •
  supply and absorption rates of existing homes in the area;

  •
  projected equity requirements;

  •
  projected return on invested capital;

  •
  status of land development entitlements;

  •
  projected net margins of homes to be sold by us;

  •
  projected absorption rates;

  •
  demographics, school districts, transportation facilities and other locational factors; and

  •
  competitive market positioning.

        We focus on opportunities that we believe have the potential to generate revenue on home sales as well as appreciation in land value through the application of our expertise. Many of the sites we select may be overlooked by large, national competitors due to the complexity of zoning and entitlement issues or other development characteristics of the site. Our acquisition due diligence process involves a high level of scrutiny which includes a variety of analyses, including land title examination, applicable zoning evaluations, environmental analysis, soil analysis, utility availability studies, and marketing studies that review population and employment trends, school districts, access to regional transportation facilities, prospective home buyer profiles, sales forecasts, projected construction costs, labor and material availability, assessment of political risks and other factors.

    Land Entitlement and Development

        We manage development opportunities and risks through our entitlement process.

        We have extensive knowledge and experience in all aspects of the site selection, land planning, entitlement and land development processes. Specifically, we have significant experience in dealing with the governmental and regulatory authorities that govern the site selection, development and zoning processes. Entitlement is the process by which a local government determines the density it will permit to be developed on a particular property. Entitlements and development permits are often obtained through negotiations with local governmental authorities. This process often involves consultation with various parties, including the local homeowner associations, federal governmental agencies and environmental protection groups. Infrastructure improvements, such as sewers, roads, utilities and transportation improvements are often required to be built in connection with the development of a parcel of land.

        Our experience and knowledge allow us to effectively negotiate with all concerned parties in an attempt to ensure the costs of the improvements associated with obtaining entitlements are commensurate with the development potential of the subject property. We can quickly assess the likely approvals on a particular property in the early stages of our due diligence process. As a result, we can control the details of development, from the design of each community entryway to the placement of streets, utilities and amenities, in order to efficiently design a development that we expect will improve our ability to maximize the potential return on our investment in the property. We seek to manage development risk by acquiring options to purchase properties after the approval of the necessary entitlements, while assuming control of their entitlement process, thereby deferring acquisition of the property until all necessary entitlements are obtained.

        At times, we may sell lots and parcels within our developments to other home builders. This enables us to create a more well-rounded community. As of September 30, 2004, we controlled over 3,600 building lots in our markets, including lots held by Comstock Service. Of that inventory we owned approximately 1,350 of the building lots and controlled the balance of the building lots through option or deferred settlement contracts. Accordingly, we are able to reduce the risk associated with ownership of the land in our inventory. We expect to expand our inventory of building lots through additional acquisitions of finished building lots and development sites.

    Sales and Production

        We have a wide variety of product lines and custom options for our products that enable us to meet the specific needs of each of our markets and each of our home buyers. We believe that our diversified product strategy enables us to best serve a wide range of home buyers and adapt quickly to changing market conditions. We continually reevaluate and improve upon our existing product designs and develop new product offerings to keep up with changing consumer demands and emerging market trends.

        Our single-family homes range in size from approximately 2,000 square feet to over 5,100 square feet and are priced from the $200,000s to the $600,000s. Our townhouses range in size from approximately 1,200 square feet to over 4,500 square feet and are priced from the $100,000s to the $600,000s. Unlike many of our traditional home building competitors, we also design, sell and build mid-rise and high-rise condominiums. We believe that our condominium products are particularly well-suited to the high-density, infill and active adult home buyer market. Our condominiums range in size from approximately 400 square feet to over 2,400 square feet and are priced from the $100,000s to the $700,000s.

        We typically act as the general contractor in the construction of our single-family homes, townhouses and low-rise condominium buildings. On projects where we offer these product lines our employees provide land development management, construction management, material purchasing and quality control supervision on the homes we build. Substantially all construction work on these types of projects is done by subcontractors that contract directly with us and with whom we typically have an established relationship. On our high-density, high-rise and mixed-use developments, we typically engage a general contractor for the site preparation and construction management, and typically we have a fixed price or a gross maximum price contract with the selected general contractor. In these instances the subcontractors that perform the construction work are typically contracted directly with the general contractor that we select. On projects where we offer these product lines our employees provide land development oversight management, construction quality supervision and construction management services. In all instances we follow generally accepted management procedures and construction techniques which are consistent with local market practices. We comply with local and state building codes on all of our developments.

        We seek to obtain favorable purchasing arrangements with our vendors and subcontractors using our leverage as a production home builder. We typically enter into forward contracts with our vendors for the construction materials used in building our homes. This process allows us to manage the pricing risk associated with fluctuating prices for the materials, such as lumber. We do not have long-term contracts with our subcontractors but in general we have contracts that fix the price of work being provided on homes that have been sold.

        We primarily build our single-family homes after contracts are signed and mortgage approval has been obtained by the home buyer. We generally begin construction of our townhouses and condominiums after we have obtained customer commitments for a significant percentage of the units in the building. Depending on the market conditions and the specific community, we may also build speculative homes. Most of these homes are sold while under construction or are used as model homes during the marketing phase of the project. We closely monitor our inventory of speculative units applying a measured approach to unit production in keeping with sales absorption. On occasion we will sell a completed model home to a third party investor that is willing to lease back the home to us for use during the marketing phase of a project.

        To facilitate the sale of our products, we normally build, decorate, furnish and landscape model homes for each product line and maintain onsite sales offices. In most cases, we employ in-house commissioned sales personnel to sell our homes. On occasion we will contract for marketing services with a third party brokerage firm. All personnel engaged in the sale of Comstock homes receive extensive training in the sales process. We strive to provide a high level of customer service during the sales process. Through exclusive relationships that we have created with our preferred mortgage lenders and utilizing our custom marketing programs we are able to help our customers prepare for home ownership and obtain a mortgage tailored to their specific needs.

        Our NextHome™ programs are designed to assist our customers in many aspects of purchasing a Comstock home, as follows;

  •
  DownRight™—a program designed to help identify ways to meet the down payment requirements of a new home purchase,

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  Tailor Made™—a program with unique financing products and agreements with major lenders that tailor a monthly payment in order to make home ownership affordable in any interest rate climate,

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  Get It Sold™—a program designed to help our customers sell their current home quickly and efficiently in order to facilitate their purchase of a new Comstock home,

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  All@Home™—a program enabling our customers to design technology solutions for their new Comstock home to meet their individual specifications,

  •
  Built Right™—a quality assurance program incorporating quality assurance inspections with high-quality materials, and

  •
  Home Style™—an optional upgrade program providing hundreds of options to choose from to customize a new Comstock home to suit your specific desires.

Our Communities

        We currently have communities under development in Arlington, Fairfax, Loudoun and Prince William counties in Virginia. In Maryland we are currently active in Frederick County. In North Carolina we have active communities in Wake County. The following maps illustrate the locations of our current communities:

[MAPS TO BE FILED BY AMENDMENT]

        The following chart summarizes certain information for our current and planned communities at September 30, 2004 and includes Comstock Service:

			September 30, 2004
Project	Status as of September 30, 2004(1)	Estimated Homes at Completion	Homes Settled	Lots Owned Unsold	Lots under Option Agreement Unsold	Backlog(2)	Average Sales Price($)
							(in thousands)
Virginia:
Blooms Mill Townhouses 20'	Active	91	85	2	—	4	271.1
Blooms Mill Townhouses 22'	Active	113	22	80	—	11	381.2
Blooms Mill Carriage	Active	91	22	57	—	12	403.0
Blooms Mill Single-Family	Active	35	27	2	—	6	486.7
Blooms Mill Lots	Active	47	44	—	—	3	129.6
Commons on Potomac Square	Active	190	—	—	190	—	—
Commons on Williams Square	Active	180	—	—	180	—	—
The Eclipse on Center Park	Active	465	—	248	—	217	349.0
River Club at Belmont Bay 5	Active	84	—	13	28	43	428.7
Woodlands at Round Hill	Active	65	—	63	—	2	663.8
Wescott Ridge Condominiums	Active	170	97	3	—	70	279.1

Total Virginia Active		1,531	297	468	398	368	378.0
Total Virginia Active-Weighted Average(3)							$359.4
Barrington Park	Pre-development	134	—	—	134	—
Blakes Crossing	Pre-development	160	—	—	160	—	—
Brandy Station	Pre-development	350	—	—	350	—	—
Haverhill	Pre-development	350	—	—	350	—	—
Loudoun Station Condominiums	Pre-development	218	—	—	218	—	—
River Club at Belmont Bay 8 & 9	Pre-development	600	—	—	600	—	—

Total Virginia Pre-development		1,812	—	—	1,812	—	—

Total Virginia		3,343	297	468	2,210	368
Maryland:
Emerald Farm	Active	84	40	35	—	9	398.1
North Carolina:
Allyn's Landing	Active	117	10	104	1	2	225.1
Beckett Crossing	Active	115	92	13	—	10	306.4
Delta Ridge II Townhouses	Active	41	34	5	—	2	174.4
Kelton at Preston	Active	56	21	34	—	1	302.1
North Shore Condominiums	Active	196	—	192	—	4	301.7
North Shore Townhouses	Active	163	14	143	—	6	225.9
Wakefield Plantation	Active	77	26	51	—	—	462.8

Total North Carolina		765	197	542	1	25	285.5

Total North Carolina-Weighted Average(3)							$284.0
Total Active		2,380	534	1,045	399	402
Total Pre-development		1,812	—	—	1,812	—

Total		4,192	534	1,045	2,211	402

(1)
"Active" communities are open for sales. "Pre-development" communities are in the development process and have not yet opened for sales.

(2)
For purposes of this chart, "backlog" means we have an executed order with a buyer, inclusive of lot sales, but the settlement has not yet taken place.

(3)
Calculated as total estimated homes at completion for projects with average sales prices multiplied by average sales price divided by total of estimated homes at completion (ie: S (estimated homes at completion × average sales price) ÷ S estimated homes at completion).

    Virginia

        Blooms Mill is a 377-unit development in Manassas, Virginia. This development offers a mix of single-family homes, attached carriage homes and townhouses. The development offers amenities that include a community club, swimming pool and "family friendly" street plan all in a traditional village setting. In May of 2003 we contracted to sell 47 developed lots in this development to another home builder. At September 30, 2004 we have settled 44 of these lots.

        Commons on Potomac Square is a 190-unit mid-rise condominium complex in Loudoun County, Virginia. The complex consists of three buildings. The project will target first-time homeowners and will offer significant appeal to current renters seeking to move up to home ownership. Sales opened in November 2004 with settlements expected in 2005.

        Commons on William Square is a 180-unit two-over-two townhouse condominium development in Prince William County, Virginia. The project was originally designed to accommodate a mid-size apartment complex. Our land development group redesigned the project to maximize available density using a unique, stacked townhouse product. Sales opened in November 2004 with settlements expected in 2005.

        The Eclipse on Center Park is a 465-unit high-rise condominium complex in Arlington County, Virginia. Located at Potomac Yard, just minutes from downtown Washington, D.C., the Pentagon and Reagan National Airport, the Eclipse is designed as an upscale, urban-style mixed-use development being built above an 80,000 square foot retail complex that will host a grocery store and other convenience oriented retailers. Upper floors will have views of the Potomac River and the monuments in Washington, D.C. Sales opened in May 2004 with settlements projected to begin in 2006.

        River Club at Belmont Bay 5 is an 84-unit condominium development located at the convergence of the Potomac and Occoquan Rivers in Woodbridge, Virginia. The project has an 18-hole golf course, full-service marina and a Virginia Rail Express commuter train station on site. The project consists of three 28-unit upscale mid-rise concrete condominium buildings with open rooftop decks overlooking the water and the golf course. The first deliveries are expected in 2004.

        Woodlands at Round Hill is located in western Loudoun County, Virginia, the fastest growing county in the United States. This large lot single-family home development has 65 lots of three or more acres each. This project is expected to start delivering homes in 2005.

        Wescott Ridge Condominiums is a 170-unit mid-rise condominium development in Fairfax, Virginia. The complex consists of 10 buildings and is conveniently located near major transportation routes and suburban employment and shopping centers. Amenities at Wescott Ridge include elevators, private indoor garages and a community swimming pool. This project is currently sold out with deliveries to be completed in 2005.

        Barrington Park is a 134-unit mid-rise, walk-up, garden style condominium development in Manassas Park, Virginia. The project is currently under contract. We are currently in the process of determining the optimal product mix for this site. We expect to open for sales in 2005.

        Blakes Crossing is a 160-unit mixed-use parcel in Culpeper, Virginia which we are designing to include a mixture of townhouses, condominiums and retail sites. The project is currently under contract. We are currently in the process of determining the optimal product mix for this site. We expect to open for sales in 2005.

        Brandy Station is a 350-unit single-family home development in Culpeper, Virginia. The project is currently under contract. We expect to open for sales in 2006.

        Haverhill is a 350-unit condominium conversion project in Manassas Park, Virginia. The project is currently an apartment complex occupied by tenants. We intend to upgrade and sell the units in phases.

The project is under contract. We expect to open for sales in December 2004 with deliveries beginning in 2005. Haverhill is located adjacent to a Virginia Rail Express commuter train station. Effective November 2004, the Company terminated its option to purchase.

        Loudoun Station Condominiums is a 218-unit mid-rise condominium complex located in Ashburn, Virginia. The project is part of a high-density, transit-oriented, mixed-use development which is modeled after the successful Reston Town Center in Reston, Virginia. When completed, Loudoun Station will be at the terminus of the planned Metro extension to Washington Dulles International Airport and will have a total of 1,500 for sale and rental residential units. Loudoun Station will also have over one million square feet of retail and commercial space. Sales of our condominiums is expected to begin in 2005. Because the project is being developed by an affiliate of us, we have the ability to secure additional condominium lots at this development. Please see "Certain Transactions" for additional information.

        River Club at Belmont Bay 8 & 9 is a 600-unit active adult condominium community located at the convergence of the Potomac and Occoquan Rivers in Woodbridge, Virginia. This development is designed as a combination of nine- and five-story buildings with open rooftop decks overlooking the water and golf course. The project will include active adult lifestyle amenities, such as a health and wellness center, a business center, guest accommodations and swimming pools. Sales are expected to open in 2005.

    Maryland

        Emerald Farm is an 84-unit development of single-family homes in Frederick, Maryland. The development is conveniently located near major transportation routes. Frederick, Maryland recently abated a water moratorium that had shut down development in the area. Since the abatement, the demand for new housing in Frederick is extremely strong. The project has been open for sales since 2000 and is expected to deliver homes through 2005.

    North Carolina

        Allyn's Landing is a 117-unit townhouse development located in the heart of Raleigh, North Carolina near Research Triangle Park and the Raleigh-Durham International Airport. The project overlooks an eight-acre lake and includes amenities such as a fountain, gazebo, walking trails and canoe rack. The project is currently open for sales and is delivering homes.

        Beckett Crossing is a 115-unit development located in Apex, North Carolina consisting of single-family homes situated on large wooded lots. The project is open for sales and is delivering homes.

        Delta Ridge II is a 41-unit townhouse development located in Raleigh, North Carolina. The development is close to Research Triangle Park and the trails of Umstead State Park. The project is currently sold out and is expected to complete deliveries in 2004.

        Kelton at Preston is a 56-unit upscale townhouse development in the prestigious Kelton golf course community of Cary, North Carolina. This community has three 18-hole courses, a swimming complex and a clubhouse with fitness, tennis and dining facilities. Many of our home sites have golf course views. This project is currently open for sales and is delivering homes.

        North Shore is a unique community located on the Centennial Campus of North Carolina State University. It consists of 196 townhouses and 163 mid-rise condominium units. The mid-rise condominium residences are five-story elevator buildings with structured garage parking. The townhouse residences feature four finished levels, private garages, a rear deck and a rooftop terrace. Designed as an urban-style neighborhood with rear alleys, North Shore, which is minutes from downtown Raleigh and Research Triangle Park, is situated on the shore of Lake Raleigh. This project is currently open for sales and is delivering homes.

        Wakefield Plantation is a 77-unit carriage home development in Raleigh, North Carolina. Our unique homes at Wakefield are attached homes with as much as 5,300 square feet of finished living space in three-and four-unit configurations with two-car garages and interior court yards. Many of the homes are lakefront and with golf course views. Home buyers at Wakefield qualify for membership in the Wakefield Country Club, which offers amenities such as fine dining, swimming pools, tennis and golf. This project is currently open for sales and is delivering homes.

Warranty

        We provide our single-family and townhouse home buyers with a one-year limited warranty covering workmanship and materials. The limited warranty is transferable to subsequent buyers not under direct contract with us and requires that home buyers agree to the definitions and procedures set forth in the warranty. Our condominium home buyers typically have a statutory two-year warranty on their purchases. In addition, we provide a five-year structural warranty pursuant to statutory requirements. From time to time, we assess the appropriateness of our warranty reserves and adjust future accruals as necessary. When deemed appropriate by us, we will accrue additional warranty reserves. We self-insure all of our warranties.

Sales and Marketing

        All personnel involved in the sale of our homes receive extensive training on the product they are selling. In addition, our sales professionals are trained on the specialized programs offered by us in connection with the purchasing, customizing and financing of a Comstock home and the warranty we provide. We employ in-house commissioned sales personnel to sell our homes. We employ our sales personnel on a long-term basis, rather than a project-by-project basis, which we believe results in a more committed and motivated sales force with better product knowledge. We believe that this has a positive impact on sales and conversion.

        Division managers are responsible for developing marketing objectives, sales strategies, and advertising and public relations programs for their assigned communities. These objectives, strategies and home pricing decisions are subject to approval by senior management. We typically build, decorate, furnish and landscape model homes for each product line and maintain onsite sales offices, which are open seven days a week. We believe that model homes play a critical role in our marketing efforts.

        Our homes are typically sold before or during construction through sales contracts that are accompanied by a cash deposit. Such sales contracts are usually subject to certain contingencies such as the home buyer's ability to qualify for financing. Cancellation rates are subject to a variety of factors beyond our control such as adverse economic conditions and increases in mortgage interest rates.

Competition

        The real estate development and home building industries are highly competitive and fragmented. Competitive overbuilding in local markets, among other competitive factors, could materially adversely affect home builders in those markets. Home builders compete for financing, raw materials and skilled labor, as well as for the sale of homes. Additionally, competition for prime properties is intense and the acquisition of such properties may become more expensive in the future to the extent demand and competition increase. We compete with other local, regional and national real estate companies and home builders. Some of our competitors have greater financial, marketing, sales and other resources than we have.

        The principal competition we face in each of our markets is as follows:

  •
  Washington, D.C. In the greater Washington, D.C. metropolitan market, we compete against approximately 15 to 20 publicly-traded national home builders, approximately 10 to 15 privately-

    owned regional home builders, and many local home builders, some of whom are very small and may build as few as five to 25 homes per year.

  •
  Raleigh, North Carolina. In the Raleigh, North Carolina market, we compete against approximately 10 to 15 publicly-traded national home builders, approximately 10 to 15 privately-owned regional home builders, and a large number of small, local home builders.

        We do not compete against all of the builders in our geographic markets in all of our product types or submarkets, as some builders focus on particular types of projects within those markets, such as large estate homes, that are not in competition with our communities. We believe the factors that home buyers consider in deciding whether to purchase from us include the location, value and design of our products. We believe that we typically build attractive, innovative products in sought-after locations that are perceived as good values by customers. Accordingly, we believe that we compare favorably on these factors.

Regulation

        We and our competitors are subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design, construction and similar matters, including local regulation, which imposes restrictive zoning and density requirements in order to limit the number of homes that can ultimately be built within the boundaries of a particular project. We and our competitors may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or "slow-growth" or "no-growth" initiatives that could be implemented in the future in the states in which we operate. Local and state governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction.

        We and our competitors are also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning protection of the environment. Some of the laws to which we and our properties are subject may impose requirements concerning development in waters of the United States, including wetlands, the closure of water supply wells, management of asbestos-containing materials, exposure to radon, and similar issues. The particular environmental laws that apply to any given community vary greatly according to the community site, the site's environmental conditions and the present and former uses of the site. These environmental laws may result in delays, may cause us and our competitors to incur substantial compliance and other costs, and may prohibit or severely restrict development in certain environmentally sensitive regions or areas. However, environmental laws have not, to date, had a material adverse impact on our operations.

Technology

        We are committed to the use of Internet-based technology for managing our business and communicating with our customers. We use Builder's Co-Pilot™, a management information system that was custom developed in accordance with our needs and requirements. This system allows us to integrate our field and office operations as well as to track the progress of construction on each of our projects. In addition, this system allows online and collaborative efforts between our sales and marketing functions. We believe real-time access to our construction progress and our sales and marketing data and documents through our systems increases the effectiveness of our sales and marketing efforts as well as management's ability to monitor our business. Through our Web site (which does not constitute a part of this prospectus), www.comstockhomebuilding.com, our prospects receive automatic electronic communications from us on a regular basis. We believe this application of technology has greatly enhanced our conversion rates.

Intellectual Property and Other Proprietary Rights

        We rely primarily on a combination of copyright, trade secret and trademark laws to protect our proprietary rights. We have registered the trademark "Comstock Homes Worthy of the Investment" in the United States. We have filed a federal trademark application with respect to "Comstock Homes." We believe the strength of our trademarks benefits our business and we intend to continue to protect our registered and common law trademarks in the United States.

Employees

        At September 30, 2004, we had 97 full-time and part-time employees. Our employees are not represented by any collective bargaining agreement and we have never experienced a work stoppage. We believe we have good relations with our employees.

Property

        Our principal administrative, sales and marketing facilities are located at our headquarters in Reston, Virginia. We currently lease 20,609 square feet of office space in the Reston facility from Comstock Asset Management, L.C., an affiliate owned 100% by Christopher Clemente. We also lease office space in Raleigh, North Carolina where we occupy approximately 3,300 square feet of office space. We believe these facilities are suitable and provide the appropriate level of capacity for our current operations.

Legal Proceedings

        We are not currently subject to any material legal proceedings. From time to time, however, we are named as a defendant in legal actions arising from our normal business activities. Although we cannot accurately predict the amount of our liability, if any, that could arise with respect to legal actions currently pending against us, we do not expect that any such liability will have a material adverse effect on our financial position, operating results or cash flows.

MANAGEMENT

        Our directors and executive officers and other management employees and their respective ages and positions as of September 30, 2004 are as follows.

Name	Age	Position
Christopher Clemente*	44	Chairman and Chief Executive Officer
Gregory V. Benson*	50	President, Chief Operating Officer and Director
Bruce J. Labovitz*	36	Chief Financial Officer
William P. Bensten	57	Vice President—Business Development
Jason Parikh*	33	Chief Accounting Officer
David D. Howell	53	Vice President—Market Development
Thomas A. Williamson	44	Vice President—Land Acquisition
Jubal R. Thompson	34	General Counsel and Secretary
A. Clayton Perfall	45	Director Nominee
Norman D. Chirite	42	Director Nominee
David M. Guernsey	56	Director Nominee
James A. MacCutcheon	52	Director Nominee
Gary Martin	51	Director Nominee

*
Section 16 officers.

Executive Officers and Key Employees

        Christopher Clemente founded Comstock in 1985. Since 1992, Mr. Clemente has served as our Chairman and Chief Executive Officer. Mr. Clemente has over 20 years of experience in all aspects of real estate development and home building, and 25 years of experience as an entrepreneur.

        Gregory V. Benson joined us in 1991 as President and Chief Operating Officer. Mr. Benson is also a member of our board of directors. Mr. Benson has over 30 years of home building experience including over 13 years at national home builders, including NVHomes, Ryan Homes and Centex Homes.

        Bruce J. Labovitz has served as our Chief Financial Officer since January 2004, after serving as our Vice President—Finance from April 2002 to January 2004 and Vice President—Investment Finance from January 2002 to April 2002. From June 2001 to January 2002, Mr. Labovitz was a Vice President of Viking Communications, a telecommunications company. From November 2000 to June 2001, Mr. Labovitz was the President, Marketing & Services of Inlec Communications, a telecommunications company. Prior to that, from May 1996 to November 2000, Mr. Labovitz was Executive Vice President/Chief Operating Officer of BMK Advertising, an advertising agency.

        William P. Bensten has served as our Vice President—Business Development since December 2003, after serving as our Vice President—Land Acquisition from 1995 to 2003. During 1997 and 1998 Mr. Bensten served as our division manager of our Raleigh, North Carolina division and was responsible for opening the division. Mr. Bensten has over 30 years of experience in the home building industry, including serving in various positions with Centex Homes, a national home builder, and Charter Communities.

        Jason Parikh has served as our Chief Accounting Officer since April 2004. Mr. Parikh was Chief Financial Officer and Secretary of On-Site Sourcing, Inc. from May 2000 to April 2004 and Controller from July 1997 to May 2000. From July 1994 until July 1997, Mr. Parikh was Controller of Shirt Explosion Inc., a clothing manufacturer.

        David D. Howell has served as our Vice President—Market Development since August 2004. Prior to that, from July 2000 to July 2004, Mr. Howell served as Vice President—Comstock Homes of

Washington. From 1995 to March 2000, Mr. Howell was a Division President with M/I Homes, Inc., a national home builder. Prior to that Mr. Howell spent several years as division manager at Ryan Homes.

        Thomas A. Williamson has served as our Vice President—Business Development and Land Acquisition since February 2004. Prior to joining us, from 1998 to 2004, Mr. Williamson served as Vice President and General Manager of Reston Town Center and Broadlands for Terrabrook. Prior to 1998, Mr. Williamson was the Director, Administrative and Operations Services for the Fairfax County School board.

        Jubal R. Thompson has served as our General Counsel since October 1998. Subsequent to completion of this offering, Mr. Thompson will serve as our Secretary. From April 2002 to April 2003, Mr. Thompson also served as our Vice President—Finance. From 1995 to 1998, Mr. Thompson was associated with Robert Weed & Associates, PLLC, a law firm.

Director Nominees

        The following individuals have been nominated and have agreed to serve as members of our board of directors upon consummation of this offering.

        A. Clayton Perfall has served as the Chief Executive Officer and as a director of AHL Services, Inc., a provider of outsourced business services, since October 2001. Prior to that, from December 2000 to September 2001, Mr. Perfall served as the Chief Executive Officer of Convergence Holdings, a marketing services company. From September 1996 to October 2000, Mr. Perfall served as the Chief Financial Officer and a director of Snyder Communications, a marketing services company. Prior to that, Mr. Perfall was a partner at Arthur Andersen LLP.

        Norman D. Chirite has served as Executive Vice President and General Counsel of the Washington Redskins since August 2002. From May 2001 until July 2002, he served as Managing Director of Counsel Corporation, an investment holding company, and from November 2000 until May 2001, he served as General Counsel of Convergence Holdings Corp., a marketing services company. Prior to that, Mr. Chirite was a partner of Weil, Gotshal & Manges LLP, an international law firm based in New York City, where he practiced corporate law from 1987 until 2000. Mr. Chirite also serves as a director of Iogen Corporation, a privately held biofuels company based in Ottawa, Canada.

        David M. Guernsey has served as the President and Chief Executive Officer of Guernsey Office Products, Inc., an office supply company, since May 1971. Mr. Guernsey serves on the board of directors of Virginia Commerce Bancorp, Inc., a banking company.

        James A. MacCutcheon has served as the President and Chief Executive Officer of Sunburst Hospitality Corporation, a private hospitality company, since September 2000 and served as its Executive Vice President and Chief Financial Officer from 1997 to September 2000.

        Gary Martin has served as a Vice President of M&T Bank since January 2003. From July 2001 to July 2002, he served as a Vice President of Royal Bank of Canada and from September 1991 to June 2001, he served as a Senior Vice President of BB&T, a banking company.

Terms of Office

        At present, all directors are elected and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Our executive officers are elected by, and serve until dismissed by, the board of directors.

        Upon the completion of this offering, our board will be divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of stockholders. James A. MacCutcheon and David M. Guernsey will be in the class of directors whose term expires at the 2005 annual meeting of our stockholders. Gregory Benson, Norman D. Chirite and Gary Martin will be in the class of directors whose term expires at the 2006 annual meeting of our stockholders. Christopher Clemente and A. Clayton Perfall will be in the class of directors whose term expires at the 2007 annual meeting of our stockholders. At each annual meeting of our stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms or until their respective successors are elected and qualified.

Board Committees

        The audit committee of the board of directors makes recommendations concerning the engagement of independent public accountants. The audit committee charter mandates that the audit committee approve all audit, audit-related, tax and other services conducted by our independent accountants. In addition, the committee reviews the plans, results and fees of the audit engagement with our independent public accountants, and any independence issues with our independent public accountants. The audit committee also reviews the adequacy of our internal accounting controls. It is our intention that the members of the audit committee will be Norman Chirite, James MacCutcheon and A. Clayton Perfall.

        The compensation committee of the board of directors determines compensation for our executive officers and administers our equity plans. It is our intention that the members of the compensation committee currently will be Norman Chirite, David Guernsey and Gary Martin.

Compensation Committee Interlocks and Insider Participation

        No member of the compensation committee serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

        Neither of our current directors receives a fee for serving on the board of directors. We reimburse our directors for reasonable travel and other expenses incurred in connection with attending meetings of the board of directors. Following this offering, we intend to pay each non-employee director an annual retainer of $36,000 and $1,000 per board meeting attended. We also intend to pay our non-employee directors $5,000 to serve on the audit committee, $3,000 to serve on the compensation committee and $1,000 for each committee meeting attended. The chairman of the compensation committee will be paid $6,000, the chairman of the audit committee will be paid $15,000 and the audit committee designated financial expert will be paid $32,500. It is our current intention to make all payments to our non-employee directors 50% in cash and 50% in stock option or restricted stock grants. Directors are also eligible to participate in our equity incentive plan. We have not granted stock options, restricted stock or any other of our securities to either of our current directors.

Executive Compensation

        The table below summarizes information concerning the compensation earned for services rendered to us in all capacities by our executive officers for the fiscal year ended December 31, 2003.

Summary Compensation Table

Name and Principal Position	Salary($)	Bonus($)
Christopher Clemente Chief Executive Officer	233,333	—
Gregory V. Benson President and Chief Operating Officer	230,939	—
Bruce J. Labovitz Chief Financial Officer	52,205	313,502	(1)
William P. Bensten Vice President—Business Development	175,000	196,871
David D. Howell Vice President—Market Development	150,000	150,000

(1)
Includes $85,000 in compensation received from Investors Management, LLC. For more information, please see "Certain Transactions."

Employment Arrangements with Executive Officers.

        Christopher Clemente, our Chief Executive Officer and Chairman of our board of directors, serves pursuant to the terms of an employment agreement dated             . The agreement has an initial term of five years and will automatically renew for successive one-year periods beginning on the one year anniversary of the date of the agreement unless either party notifies the other that the term will not be extended. Under the agreement, Mr. Clemente's minimum annual salary is $            , subject to potential increase by our board of directors from time to time. Mr. Clemente is eligible for a cash bonus of not less than 200% of his then-current salary, based upon the satisfaction of financial performance criteria. Mr. Clemente is also eligible for awards under our equity incentive plan and any similar executive compensation plans we may adopt from time to time. If we terminate Mr. Clemente's employment without cause or if he were to terminate his employment for good reason, each as defined in the agreement, he is entitled to continue to receive his then-current salary for 24 months. He will also be entitled to receive a cash payment in an amount equal to                 (      ) times 100% of the bonus he would have been entitled to had he remained our employee until the end of our fiscal year. This cash payment will be due and payable on the earlier of (i) 90 days after the Company's last payment of Mr. Clemente's then-current salary or (ii) the end of the Company's fiscal year in which the Company's termination of Mr. Clemente without cause or Mr. Clemente's termination for good reason occurs. In the event of the Company's termination of Mr. Clemente without cause or Mr. Clemente's termination for good reason within the six calendar month period prior to the effective date of the Change in Control (as defined in the agreement) or within the 12 calendar month period following the effective date of a Change in Control, the cash payment will be due and payable in full within 30 days of the effective date of the Change in Control. Upon termination without cause, Mr. Clemente is further entitled to continue to participate in employee benefit plans, programs and arrangements for a period of 12 months following termination. Mr. Clemente has agreed not to compete with us during the term of his employment and for two years after the termination of the agreement. In addition, he agreed not to solicit our employees or certain other third parties for 24 months.

        Gregory Benson, our President and Chief Operating Officer and a member of our board of directors, serves pursuant to the terms of an employment agreement dated            . The agreement has an initial term of four years and will automatically renew for successive one-year periods beginning on the one year anniversary of the date of the agreement unless either party notifies the other that the term will not be extended. Under the agreement, Mr. Benson's minimum annual salary is $            , subject to potential increase by our board of directors from time to time. Mr. Benson is eligible for a cash bonus of not less than 200% of his then-current salary, based upon the satisfaction of financial performance criteria. Mr. Benson is also eligible for awards under our equity incentive plan and any similar executive compensation plans we may adopt from time to time. If we terminate Mr. Benson's employment without cause or if he were to terminate his employment for good reason, each as defined in the agreement, he is entitled to continue to receive his then-current salary for 18 months. He will also be entitled to receive a cash payment in an amount equal to             (      ) times 100% of the bonus he would have been entitled to had he remained our employee until the end of our fiscal year. This cash payment will be due and payable on the earlier of (i) 90 days after the Company's last payment of Mr. Benson's then-current salary or (ii) the end of the Company's fiscal year in which the Company's termination of Mr. Benson without cause or Mr. Benson's termination for good reason occurs. In the event of the Company's termination of Mr. Benson without cause or Mr. Benson's termination for good reason within the six calendar month period prior to the effective date of the Change in Control (as defined in the agreement) or within the 12 calendar month period following the effective date of a Change in Control, the cash payment will be due and payable in full within 30 days of the effective date of the Change in Control. Upon termination without cause, Mr. Benson is further entitled to continue to participate in employee benefit plans, programs and arrangements for a period of 12 months following termination. Mr. Benson has agreed not to compete with us during the term of his employment and for two years after the termination of the agreement. In addition, he agreed not to solicit our employees or certain other third parties for 18 months.

        Bruce Labovitz, our Chief Financial Officer, serves pursuant to the terms of an employment agreement dated            . The agreement has an initial term of three years and will automatically renew for successive one-year periods beginning on the one year anniversary of the date of the agreement. unless either party notifies the other that the term will not be extended. Under the agreement, Mr. Labovitz's minimum annual salary is $            , subject to potential increase by our board of directors from time to time. Mr. Labovitz is eligible for a cash bonus of up to 100% of his then-current salary, based upon the satisfaction of financial performance criteria. Mr. Labovitz is also eligible for awards under our equity incentive plan and any similar executive compensation plans we may adopt from time to time. If we terminate Mr. Labovitz's employment without cause or if he were to terminate his employment for good reason, each as defined in the agreement, he is entitled to continue to receive his then-current salary for 12 months. He will also be entitled to receive a cash payment in an amount equal to             (      ) times 100% of the bonus he would have been entitled to had he remained our employee until the end of our fiscal year. This cash payment will be due and payable on the earlier of (i) 90 days after the Company's last payment of Mr. Labovitz's then-current salary or (ii) the end of the Company's fiscal year in which the Company's termination of Mr. Labovitz without cause or Mr. Labovitz's termination for good reason occurs. In the event of the Company's termination of Mr. Labovitz without cause or Mr. Labovitz's termination for good reason within the six calendar month period prior to the effective date of the Change in Control (as defined in the agreement) or within the 12 calendar month period following the effective date of a Change in Control, the cash payment will be due and payable in full within 30 days of the effective date of the Change in Control. Upon termination without cause, Mr. Labovitz is further entitled to continue to participate in employee benefit plans, programs and arrangements for a period of 12 months following termination. Mr. Labovitz has agreed not to compete with us during the term of his employment and for 12 months after the termination of the agreement. In addition, he agreed not to solicit our employees or certain other third parties for 12 months.

Employee Benefit Plans

    2004 Long-Term Incentive Compensation Plan

        In connection with our Consolidation prior to the closing of this offering, our board of directors plans to adopt and submit to our stockholders for approval our 2004 Long-Term Incentive

Compensation Plan, which will be effective immediately upon the closing of our Consolidation. The purpose of our 2004 Long-Term Incentive Compensation Plan is to assist us and our subsidiaries and other designated affiliates, which we refer to as "Related Entities," in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, consultants and other persons who provide services to us or our Related Entities, by enabling such persons to acquire or increase a proprietary interest in us in order to strengthen the mutuality of interests between such persons and our stockholders, and providing such persons with long term performance incentives to expend their maximum efforts in the creation of stockholder value.

Administration.

        Our 2004 Long-Term Incentive Compensation Plan is to be administered by a committee designated by the board of directors consisting of not less than two directors, except that unless otherwise expressly provided in the Plan the board of directors may exercise any power or authority granted to the committee under our 2004 Long-Term Incentive Compensation Plan. Subject to the terms of our 2004 Long-Term Incentive Compensation Plan, the committee is authorized to select eligible persons to receive awards under the Plan, determine the type, number and other terms and conditions of, and all other matters relating to, awards, prescribe award agreements (which need not be identical for each Participant), and the rules and regulations for the administration of the Plan, construe and interpret the Plan and award agreements, and correct defects, supply omissions or reconcile inconsistencies therein, and make all other decisions and determinations as the committee may deem necessary or advisable for the administration of our 2004 Long-Term Incentive Compensation Plan.

        Eligibility. The persons eligible to receive awards under our 2004 Long-Term Incentive Compensation Plan are the officers, directors, employees, consultants and other persons who provide services to us or any Related Entity. An employee on leave of absence may be considered as still in the employ of us or a Related Entity for purposes of eligibility for participation in our 2004 Long-Term Incentive Compensation Plan.

        Types of Awards. Our 2004 Long-Term Incentive Compensation Plan will provide for the issuance of stock options, stock appreciation rights, or SARs, restricted stock, deferred stock, dividend equivalents, bonus stock and awards in lieu of cash compensation, other stock-based awards and performance awards. Performance awards may be based on the achievement of certain business or personal criteria or goals, as determined by the committee.

        Shares Available for Awards; Annual Per-Person Limitations. The total number of shares of Class A common stock that may be subject to the granting of awards under our 2004 Long-Term Incentive Compensation Plan at any time during the term of the Plan shall be equal to            shares, plus an annual increase to be added on January 1 of each year, commencing on January 1, 2005 and ending on January 1, 2013, equal to the lesser of (i) three percent (3%) of the shares of Class A common stock outstanding on each such date (rounded down to the nearest whole share) or (ii)             shares. Notwithstanding the foregoing, our board of directors may act, prior to the first day of any fiscal year, to increase the share reserve by such lesser number of Shares as our board of directors shall determine. The foregoing limit shall be increased by the number of shares with respect to which awards previously granted under our 2004 Long-Term Incentive Compensation Plan that are forfeited, expire or otherwise terminate without issuance of shares, or that are settled for cash or otherwise do not result in the issuance of shares, and the number of shares that are tendered (either actually or by attestation) or withheld upon exercise of an award to pay the exercise price or any tax withholding requirements. Awards issued in substitution for awards previously granted by a company acquired by us or a Related Entity, or with which we or any Related Entity combines, do not reduce the limit on grants of awards under the Plan. Also, shares acquired by us on the open market with the proceeds received by our

Company for the exercise price of an option awarded under the Plan and the tax savings derived by our Company as a result of the exercise of options awarded under our 2004 Long-Term Incentive Compensation Plan, are available for awards under our 2004 Long-Term Incentive Compensation Plan.

        In addition, our 2004 Long-Term Incentive Compensation Plan imposes individual limitations on the amount of certain awards. Under these limitations, during any 12-month period, no participant may be granted options or stock appreciation rights with respect to more than [            ] shares or shares of restricted stock, shares of deferred stock, performance shares and other stock based-awards with respect to more than [            ] shares, subject to adjustment in certain circumstances. The maximum dollar value pay that may be paid out to any participant as performance units with respect to any 12-month performance period is $                  multiplied by the number of full years in the performance period.

        The committee is authorized to adjust the limitations described in the two preceding paragraphs and is authorized to adjust outstanding awards (including adjustments to exercise prices of options and other affected terms of awards) in the event that an extraordinary dividend or other distribution (whether in cash, shares of Class A common stock or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange or other similar corporate transaction or event affects the Class A common stock so that an adjustment is appropriate. The committee is also authorized to adjust performance conditions and other terms of awards in response to these kinds of events or in response to changes in applicable laws, regulations or accounting principles.

        Stock Options and Stock Appreciation Rights. The committee is authorized to grant stock options, including both incentive stock options, which can result in potentially favorable tax treatment to the participant, and non-qualified stock options, and stock appreciation rights entitling the participant to receive the amount by which the fair market value of a share of Class A common stock on the date of exercise exceeds the grant price of the stock appreciation right. The exercise price per share subject to an option and the grant price of a stock appreciation rights are determined by the committee, but in the case of an incentive stock option must not be less than the fair market value of a share of Class A common stock on the date of grant. For purposes of our 2004 Long-Term Incentive Compensation Plan, the term "fair market value" means the fair market value of Class A common stock, awards or other property as determined by the committee or under procedures established by the committee. Unless otherwise determined by the committee, the fair market value of a share of Class A common stock as of any given date shall be the closing sales price per share of Class A common stock as reported on the principal stock exchange or market on which the Class A common stock is traded on the date as of which such value is being determined or, if there is no sale on that date, then on the last previous day on which a sale was reported. The maximum term of each option or stock appreciation right, the times at which each option or stock appreciation right will be exercisable, and provisions requiring forfeiture of unexercised options or stock appreciation rights at or following termination of employment generally are fixed by the committee, except that no option or stock appreciation right may have a term exceeding ten years. Methods of exercise and settlement and other terms of the stock appreciation right are determined by the committee. The committee, thus, may permit the exercise price of options awarded under the Plan to be paid in cash, shares, other awards or other property (including, to the extent permitted by law, loans to participants) or a cashless exercise procedure.

        Restricted and Deferred Stock. The committee is authorized to grant restricted stock and deferred stock. Restricted stock is a grant of shares of Class A common stock which may not be sold or disposed of, and which may be forfeited in the event of certain terminations of employment, prior to the end of a restricted period specified by the committee. A participant granted restricted stock generally has all of the rights of a stockholder, unless otherwise determined by the committee. An award of deferred stock confers upon a participant the right to receive shares of Class A common stock at the end of a specified deferral period, subject to possible forfeiture of the award in the event of certain terminations of employment prior to the end of a specified restricted period. Prior to settlement, an award of deferred stock carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted, as discussed below.

        Dividend Equivalents. The committee is authorized to grant dividend equivalents conferring on participants the right to receive, currently or on a deferred basis, cash, shares of Class A common stock, other awards or other property equal in value to dividends paid on a specific number of shares of Class A common stock or other periodic payments. Dividend equivalents may be granted alone or in connection with another award, may be paid currently or on a deferred basis and, if deferred, may be deemed to have been reinvested in additional shares of Class A common stock, awards or otherwise as specified by the committee.

        Bonus Stock and Awards in Lieu of Cash Obligations. The committee is authorized to grant shares of Class A common stock as a bonus free of restrictions, or to grant shares of Class A common stock or other awards in lieu of our obligations to pay cash under our 2004 Long-Term Incentive Compensation Plan or other plans or compensatory arrangements, subject to such terms as the committee may specify.

        Other Stock-Based Awards. The committee is authorized to grant awards that are denominated or payable in, valued by reference to, or otherwise based on or related to shares of Class A common stock. The committee determines the terms and conditions of such awards.

        Performance Awards. The committee is authorized to grant performance awards to participants on terms and conditions established by the committee. The performance criteria to be achieved during any performance period and the length of the performance period is determined by the committee upon the grant of the performance award. Performance awards may be valued by reference to a designated number of shares of Class A common stock (in which case they are referred to as performance shares) or by reference to a designated amount of property including cash (in which case they are referred to as performance units). Performance awards may be settled by delivery of cash, shares or other property, or any combination thereof, as determined by the committee. Performance awards granted to persons whom the committee expects will, for the year in which a deduction arises, be "covered employees" (as described below) will, if and to the extent intended by the committee, be subject to provisions that should qualify such awards as "performance-based compensation" not subject to the limitation on tax deductibility under Section 162(m) of the Internal Revenue Code. For purposes of Section 162(m), the term "covered employee" means our chief executive officer and each other person whose compensation is required to be disclosed in our filings with the Securities and Exchange Commission by reason of that person being among our four highest compensated officers as of the end of a taxable year. If and to the extent required under Section 162(m) of the Code, any power or authority relating to a performance award intended to qualify under Section 162(m) is to be exercised by the committee and not the board of directors.

        If and to the extent that the committee determines that these provisions of our 2004 Long-Term Incentive Compensation Plan are to be applicable to any award, one or more of the following business criteria for us, on a consolidated basis, and/or for Related Entities, or for business or geographical units of our Company and/or a Related Entity (except with respect to the total stockholder return and earnings per share criteria), shall be used by the committee in establishing performance goals for awards under our 2004 Long-Term Incentive Compensation Plan: (i) earnings per share; (ii) revenues or margins; (iii) cash flow; (iv) operating margin; (v) return on net assets, investment, capital or equity; (vi) economic value added; (vii) direct contribution; (viii) net income, pretax earnings, earnings before interest and taxes, earnings before interest, taxes, depreciation and amortization, earnings after interest expense and before extraordinary or special items, operating income; income before interest income or expense, unusual items and income taxes, local, state or federal and excluding budgeted and actual bonuses which might be paid under any ongoing bonus plans of our Company; (ix) working capital;

(x) management of fixed costs or variable costs; (xi) identification or consummation of investment opportunities or completion of specified projects in accordance with corporate business plans, including strategic mergers, acquisitions or divestitures; (xii) total shareholder return; and (xiii) debt reduction. Any of the above goals may be determined on a relative or absolute basis or as compared to the performance of a published or special index deemed applicable by the committee.

        The committee may, in its discretion, determine that the amount payable as a performance award will be reduced from the amount of any potential award.

        Other Terms of Awards. Awards may be settled in the form of cash, shares of Class A common stock, other awards or other property, in the discretion of the committee. The committee may require or permit participants to defer the settlement of all or part of an award in accordance with such terms and conditions as the committee may establish, including payment or crediting of interest or dividend equivalents on deferred amounts, and the crediting of earnings, gains and losses based on deemed investment of deferred amounts in specified investment vehicles. The committee is authorized to place cash, shares of Class A common stock or other property in trusts or make other arrangements to provide for payment of our obligations under our 2004 Long-Term Incentive Compensation Plan. The committee may condition any payment relating to an award on the withholding of taxes and may provide that a portion of any shares of Class A common stock or other property to be distributed will be withheld (or previously acquired shares of Common Stock or other property be surrendered by the participant) to satisfy withholding and other tax obligations. Awards granted under our 2004 Long-Term Incentive Compensation Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant's death, except to the extent expressly permitted by the committee in the award agreement.

        Awards under our 2004 Long-Term Incentive Compensation Plan are generally granted without a requirement that the participant pay consideration in the form of cash or property for the grant (as distinguished from the exercise), except to the extent required by law. The committee may, however, grant awards in exchange for other awards under our 2004 Long-Term Incentive Compensation Plan, awards under other of our plans, or other rights to payment from us, and may grant awards in addition to and in tandem with such other awards, rights or other awards.

        Acceleration of Vesting; Change in Control. The committee may, in its discretion, accelerate the exercisability, the lapsing of restrictions or the expiration of deferral or vesting periods of any award, and if so provided in the award agreement or otherwise so determined by the committee, vesting shall occur automatically in the case of a "change in control" of us, as defined in our 2004 Long-Term Incentive Compensation Plan (including the cash settlement of stock appreciation rights which may be exercisable in the event of a change in control). In addition, the committee may provide in an award agreement that the performance goals relating to any performance award will be deemed to have been met upon the occurrence of any "change in control."

        Amendment and Termination. The board of directors may amend, alter, suspend, discontinue or terminate our 2004 Long-Term Incentive Compensation Plan or the committee's authority to grant awards without further stockholder approval, except stockholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or quotation system on which shares of our Class A common stock are then listed or quoted. Thus, stockholder approval may not necessarily be required for every amendment to our 2004 Long-Term Incentive Compensation Plan which might increase the cost of our 2004 Long-Term Incentive Compensation Plan or alter the eligibility of persons to receive awards. Stockholder approval will not be deemed to be required under laws or regulations, such as those relating to incentive stock options, that condition favorable treatment of participants on such approval, although the board of directors may, in its discretion, seek stockholder approval in any circumstance in which it deems such approval advisable. Our 2004 Long-Term Incentive Compensation Plan will terminate at the earliest of (i) such time as no shares of Class A common stock remain available for issuance under our 2004 Long-Term Incentive Compensation Plan, (ii) termination of our 2004 Long-Term Incentive Compensation Plan by our board of directors, or (iii) the tenth anniversary of the effective date of the Plan. Awards outstanding upon expiration of our 2004 Long-Term Incentive Compensation Plan shall remain in effect until they have been exercised or terminated, or have expired.

    2004 Employee Stock Purchase Plan

        Our board of directors plans to adopt and submit to our stockholders for approval our 2004 Employee Stock Purchase Plan. The purpose of the plan is to provide an incentive for our employees (and employees of our subsidiaries designated by our board of directors) to purchase our Class A common stock and acquire a proprietary interest in us.

        Administration. The committee appointed by our board, or if no committee is approved, our board, will administer the plan. The plan vests the committee with the authority to interpret the plan, to prescribe, amend, and rescind rules and regulations relating to the plan, and to make all other determinations necessary or advisable for the administration of the plan. In all cases, the plan will be required to be administered in such a manner as to comply with applicable requirements of Rule 16b-3 of the Securities Exchange Act of 1934, as amended, and Section 423 of the Internal Revenue Code of 1986, as amended.

        Eligibility and Participation. As of the date of this offering, each person who is employed either by us or by one of our designated subsidiaries and is expected on a regularly scheduled basis to work more than 20 hours per week for more than five months per calendar year, automatically will be enrolled in the plan. Persons who subsequently become employed by us or one of our designated subsidiaries will be eligible once they have completed three months of service, provided they are expected on a regularly-scheduled basis to work more than 20 hours per week for more than five months per calendar year.

        Options to Purchase/Purchase of Shares. Each participant will be granted an option to purchase shares of our Class A common stock at the beginning of each two month "offering period" under the plan, on the "exercise date," during the offering period. Exercise dates will occur on the last day of the calendar month in February, April, June, August, October and December. Participants will purchase the shares of our Class A common stock through after-tax payroll deductions, not to exceed      % of the participant's total base salary and overtime pay. No participant may purchase more than            shares of Class A common stock on any one exercise date, or more than $25,000 of Class A common stock in any one calendar year. The purchase price for each share will be at a discount of up to 15% of the lesser of the fair market value of a share on the first day of each offering period or the fair market value of a share on the exercise date. The Committee is authorized to make changes to the duration or frequency of offering periods and to adjust how the purchase price for shares will be determined. If a participant's employment with us or one of our designated subsidiaries terminates, any outstanding option of that participant also will terminate.

        Share Reserve.            shares of our Class A common stock will be reserved for issuance over the term of the plan. That amount will be increased each year by the lowest of                  shares,                         of all shares outstanding at the end of the previous year, or a lower amount determined by our board. If any option to purchase reserved shares is not exercised by a participant for any reason, or if the option terminates, the shares that were not purchased shall again become available under the plan. The number of shares available under the plan also will be subject to periodic adjustment for changes in the outstanding Class A common stock occasioned by stock splits, stock dividends, recapitalizations or other similar changes affecting our outstanding Class A common stock.

        Amendment and Termination. Our board or the committee generally will have the power and authority to amend the plan from time to time in any respect without the approval of our stockholders. However, no amendment will become effective without the prior approval of our stockholders if stockholder approval would be required by applicable law or regulation, including Rule 16b-3 under the Securities Exchange Act of 1934, Section 423 of the Internal Revenue Code, or any listing requirement of the principal stock exchange on which our Class A common stock is then listed. Additionally, no amendment may make any change to an option already granted that adversely affects the rights of any participant. The plan will terminate at the earliest of the 10th anniversary of its implementation, the time when there are no remaining reserved shares available for purchase under the plan, or an earlier time that our board may determine.

    401(k) Profit Sharing Plan

        We have adopted a tax-qualified employee savings and retirement plan, the 401(k) Profit Sharing Plan, for eligible U.S. employees. Eligible employees may elect to defer a portion of their eligible compensation, subject to the statutorily prescribed annual limit. We may make matching contributions on behalf of all participants who have elected to make deferrals to the 401(k) Profit Sharing Plan in an amount determined annually by the company. Any contributions to the plan by the company or the participants are paid to a trustee. The contributions made by the company, if any, are subject to a vesting schedule; all other contributions are fully vested at all times. The 401(k) Profit Sharing Plan, and the accompanying trust, is intended to qualify under Sections 401(k) and 501 of the Internal Revenue Code, so that contributions by us or by employees and income earned (if any) on plan contributions are not taxable to employees until withdrawn and contributions by us, if any, will be deductible by the company when made. At the direction of each participant, the trustee invests the contributions made to the 401(k) Profit Sharing Plan in any number of investment options.

    Employee Equity Grants

        Upon the closing of this offering, we intend to grant shares of restricted stock and non-qualified options to our employees who have been employed by us on a full time basis for at least            months. These grants will be made under our 2004 Equity Incentive Plan, and we expect that the sum of the shares of restricted stock and the shares of Class A common stock subject to the non-qualified options will not exceed            shares of Class A common stock.

    Retention Programs

        In order to attract, retain and motivate our employees, we maintain a home ownership benefits program, an annual company-wide retreat and a discounted title insurance policy purchase program. Under our home ownership benefits program, an employee receives certain benefits provided by us when purchasing a Comstock home or having a home custom built by us. An employee purchasing a Comstock home will enjoy certain cost benefits in the pricing of the home. We will also assist the employee in obtaining a mortgage. When having a home built, we may provide construction services to and/or act as a general contractor for the employee at a discounted rate. The employee also enjoys the benefits of our favorable materials pricing, and our accounting department assists the employee in monitoring costs and administering payments in connection with the construction of the home. Our annual company-wide retreat allows each employee (accompanied by a guest if desired) an opportunity to interact socially with colleagues in a relaxed, attractive setting. Past retreats have been held at various locations in Florida and in Bermuda. Under our discounted title insurance policy purchase program, an employee may obtain title insurance at a discounted price when the employee purchases or refinances a home.

Limitations on Liability of Directors and Officers and Indemnification

    Limitation of Liability

        Our certificate of incorporation provides that our officers and directors will not be personally liable to us or our stockholders for monetary damages resulting from a breach of fiduciary duty, to the maximum extent permitted by Delaware law. Under Delaware law, directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for:

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  Any breach of the duty of loyalty to the corporation or its stockholders;

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  Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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  Unlawful payments of dividends or unlawful stock repurchases or redemptions; or

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  Any transaction from which the director derived an improper personal benefit.

        This limitation of liability does not apply to non-monetary remedies that may be available, such as injunctive relief or rescission, nor does it relieve our officers and directors from complying with federal or state securities laws.

    Indemnification

        Our certificate of incorporation and bylaws provide that we shall indemnify our directors and executive officers, and may indemnify our other corporate agents, to the fullest extent permitted by law. An officer or director shall not be entitled to indemnification if:

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  The officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to our best interests; or

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  The officer or director is subject to criminal action or proceedings and had reasonable cause to believe the conduct was unlawful.

        We intend to enter into agreements to indemnify our directors and officers in addition to the indemnification provided for in our certificate of incorporation and our bylaws. These agreements, among other things, will provide for indemnification of our directors and officers for expenses specified in the agreements, including attorneys' fees, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding arising out of these persons' services as a director or officer for us, any of our subsidiaries or any other entity to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Other than the transactions described below, for the last three full fiscal years there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we are or will be a party in which the amount involved exceeded or will exceed $60,000, and in which any director, executive officer, holder of more than 5% of our common stock or any member of their immediate family has or will have a direct or indirect material interest. As part of our assessment of our internal controls in response to our independent auditor's finding that we had a material weakness in formalizing the approval and documentation of related party transactions and in light of our new policy and procedure regarding review of related party transactions, we have assessed these related party transactions, and we believe that all of these transactions are on terms that are comparable to or not less favorable than terms which would, or could have been obtainable from unaffiliated third parties. Upon completion of this offering, all proposed related party transactions will be submitted to our Board of Directors for review and will require a majority vote of the disinterested directors for approval. Ongoing transactions will be reviewed annually to ensure that they are still comparable to or not less favorable than terms which would have, or could have been obtainable from unaffiliated third parties. Our Chief Financial Officer, assuming he is not party to the proposed transaction, will coordinate with the independent members of our Board of Directors in evaluating the fairness to the Company of the proposed transaction.

        In June 2002, we entered into a $4 million promissory note agreement with TCG Fund I, LC to fund development projects in which approximately $2.8 million and $3.3 million were funded at December 31, 2003 and September 30, 2004, respectively. TCG Fund I, LC, is an affiliate in which Sunset Investment Corp., Inc., one of our primary holding companies, owns a 9.58% interest and third parties own the remaining 90.42% interest. The note bears interest at 12% per annum and is due on June 15, 2006. At December 31, 2002 and 2003 and the nine months ended September 30, 2004, accrued interest on the note totaled $185,000, $90,000 and $97,000, respectively.

        In April 2002 and January 2004, we entered into lease agreements for 7,703 and 8,797 square feet, respectively, for our corporate headquarters at 11465 Sunset Hills Road, Reston, Virginia from Comstock Partners, L.C., an affiliate in which Christopher Clemente, Gregory Benson, and others are principals. Christopher Clemente owns a 45% interest, Gregory Benson owns a 5% interest, an entity which is owned or controlled by Christopher Clemente's father-in-law, Dwight Schar, owns a 45% interest, and an unrelated third party owns a 5% interest in Comstock Partners. For the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2004, total payments made under this lease agreement were $114,000 and $221,000, and $231,000, respectively. These leases ended on September 30, 2004. On October 1, 2004 we entered into a lease with Comstock Asset Management, L.C., an entity owned by Christopher Clemente, for 20,609 square feet for our corporate headquarters.

        In May 2003, we hired a construction company in which Christopher Clemente's brother, Louis Clemente, is a significant shareholder, to provide construction services and act as a general contractor in the construction of condominiums at our Belmont Bay 5 development. The Company paid $829,000 and $3.6 million to this construction company during the year ended December 31, 2003 and the nine months ended September 30, 2004.

        In May 2003, the Company entered into a lot purchase agreement to sell 47 developed lots to an entity in which Christopher Clemente's father-in-law, Dwight Schar, serves as the chief executive officer and chairman of the board of directors and is a shareholder. During the year ended December 31, 2003 and the nine months ended September 30, 2004, the Company delivered 17 and 27 lots, respectively, to this entity for $2.2 million and $3.5 million, respectively.

        We received approximately $121,000 in 2003 from Comstock Loudoun Station, L.C., an entity owned by Christopher Clemente (45%), Gregory Benson (10%), and an entity owned or controlled by

Christopher Clemente's father-in-law, Dwight Schar (45%), in payment for administrative services rendered by the Company. This relationship was terminated effective September 30, 2004. We expect to enter into a development services agreement with Comstock Asset Management related to the development of the Loudon Station project.

        In December 2003, the Company entered into a $7.0 million second trust loan agreement, accruing interest at 18% per annum, with Comstock Capital Partners, L.C., a related entity equally owned by Christopher Clemente and Gregory Benson. Immediately upon execution, Comstock Capital Partners assigned 100% of the second trust loan to other parties. An assignment was made covering $6 million of the principal under the second trust loan to an entity owned or controlled by Christopher Clemente's father-in-law, Dwight Schar, at 15% per annum. At December 31, 2003 and September 30, 2004, the principal owed was $7.0 million and $7.0 million, respectively. Accrued interest at December 31, 2003 and September 30, 2004 amounted to $55,000 and $101,000 respectively. The remaining $1.0 million of principal under the loan was assigned to an entity controlled by Scott Kasprowicz who became a related party on June 1, 2004 upon the hiring of his son, Reid Kasprowicz. These loans were all paid in full on November 12, 2004.

        In April 2004, the Company entered into a three year $5 million unsecured promissory note agreement, with an entity controlled by Scott Kasprowicz, bearing interest at a rate of 12%. Under the terms of the note, the Company was advanced $2.5 million in April 2004 and additional $2.5 million in June 2004. In the event of a consolidation of The Comstock Companies, the lender is entitled to a premium of up to 15% of the outstanding principal balance. Accrued interest at September 30, 2004 totaled $102,000.

        Investors Management owned a minority interest in two of our subsidiaries. In 2002 and 2001, Investors Management received distributions of $17,400 and $500,000, respectively, from these subsidiaries. We paid Investors Management $500,000, in 2003 for consulting services. Christopher Clemente received distributions from Investors Management of $193,057 in 2003, $(979) in 2002 and $174,546 in 2001. Gregory Benson received distributions from Investors Management of $193,057 in 2003, $(978) in 2002 and $174,545 in 2001. Lawrence Golub received distributions from Investors Management of $74,732 in 2003, $(669) in 2002 and $119,278 in 2001. James Keena received distributions from Investors Management of $37,366 in 2003, $(177) in 2002 and $31,631 in 2001 for services rendered. Bruce Labovitz received compensation from Investors Management of $85,000 in 2003 for services rendered. At December 31, 2003, the Company had an outstanding note receivable from Investors Management of $14,000. The note was paid in June of 2004. In August 2004 the Company entered into a new note agreement in the amount of $60,000, which accrues interest rate 12% per annum. Concurrent with this offering we will cease to pay consulting services fees to Investors Management.

        As of December 31, 2003, Christopher Clemente's mother-in-law, Janice Schar, and Gary Martin each invested $100,000 as minority shareholders in one of our subsidiaries, respectively, and Judah and Deborah Labovitz, the parents of Bruce Labovitz, loaned approximately $300,000 to another of our subsidiaries. We expect to repurchase such minority interests with proceeds from this offering. We expect that the amounts we will pay to Mrs. Schar and Mr. Martin with proceeds from this offering will be approximately $120,000 and $150,000, respectively. Furthermore, approximately $60,000 will be paid to Lawrence Golub, one of our four current shareholders, when we purchase his minority membership interest in one of our subsidiaries.

        We license Builder's Co-Pilot, a custom developed information and administrative system, from Builder's Co-Pilot, L.C., an affiliate in which Investors Management, LLC holds a 75% interest. Investors Management is an affiliate in which Christopher Clemente, Gregory Benson, Bruce Labovitz, Lawrence Golub and James Keena are principals each with a 30%, 30%, 25%, 9.375% and 5.625% interest, respectively. We paid $471,000 and $326,000 in license and development fees and fees for information technology consulting services to Builder's Co-Pilot, L.C., during the year ended

December 31, 2003 and the nine months ended September 30, 2004, respectively. We expect to continue to license Builders Co-Pilot and will enter into annual licensing agreements beginning June 2005 which will require the approval of our independent directors since Mssrs. Clemente and Benson will be ineligible to vote.

        In March 2003, we entered into a space sharing agreement with I-Connect to occupy and use 3,342 square feet of office space subleased by I-Connect from a third party at 11465 Sunset Hills Road, Reston, Virginia. We paid approximately $40,000 and $4,000 under this agreement during the year ended December 31, 2003 and the nine months ended September 30, 2004, respectively. The I-Connect space sharing agreement ended on September 30, 2004 and was not renewed.

        During 2001, 2002 and 2003 and the nine months ended September 30, 2004, the Company received revenue of approximately $2.6 million, $4.4 million, $2.9 million, and $3.0 million, respectively, by providing administrative and sales support to Comstock Service Corp., Inc., a related party owned by Christopher Clemente, Gregory Benson, Jim Keena and Lawrence Golub. At December 31, 2002 and 2003 and September 30, 2004, the Company had a receivable of approximately $365,000 and $2.7 million and $2.9 million, respectively, from this entity. Upon executing the Consolidation we will no longer receive payments from Comstock Service as a related party.

        In July 2003, we loaned William Bensten $70,000. The loan was repaid in August 2003 with no interest.

        We expect to enter into a contract to purchase 218 condominium lots at Loudoun Station from Comstock Asset Management, L.C. At that time, the contract will be submitted to the independent members of our Board of Directors for approval with Mr. Clemente being ineligible to vote on the matter.

    Consolidation

        In May 2004, upon our incorporation, we issued an aggregate of 10,000 shares of common stock to Christopher Clemente, Gregory Benson, James Keena and Lawrence Golub.

        We plan to enter into a series of transactions to consolidate our operations and organization. Three of the primary holding companies through which we currently conduct our operations, Comstock Service, Sunset Investment Corp., Inc. and Comstock Homes, Inc., will be merged with and into Comstock Holding Company, Inc., which is also one of our primary holding companies. Comstock Holding Company will then be merged with and into Comstock Homebuilding Companies, Inc. These transactions will result in our issuing a total of            shares of our Class A common stock to Messrs. Clemente, Benson, Keena and Golub. These transactions will be consummated immediately prior to the closing of this offering.

        In connection with the Consolidation, each of our primary holding companies will distribute promissory notes to its shareholders in an amount equal to such shareholders' pro rata shares of the companies' S corporation accumulated adjustment accounts and undistributed tax basis in affiliated entities, if any, and certain amounts advanced by the shareholders to each of the four primary holding companies relating to costs incurred by those companies in connection with this offering. We intend to use a portion of the net proceeds of this offering to fund distributions to the shareholders of the primary holding companies in payment of all or a portion of the amounts that are due and payable under the promissory notes. If we were to pay the entire outstanding balance of the promissory notes, the aggregate payment would be approximately $18.6 million.

        Please see "Corporate Consolidation" and "S Corporation Distributions" for additional information.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information as of            , 2004 regarding the beneficial ownership of our common stock by:

  •
  each person or entity who is known by us to own beneficially more than 5% of our outstanding common stock;

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  each of our executive officers named in the Summary Compensation Table;

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  each of our directors and director nominees; and

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  all directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after             , 2004, are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. In addition, because Class B common stock may be voluntarily converted into Class A common stock on a share-to-share basis, each share of Class B common stock also represents beneficial ownership of a share of Class A common stock. However, for purposes of this presentation, share amounts are presented based upon outstanding shares without regard to convertibility, except as specifically noted otherwise. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting or investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

        The number and percentage of shares beneficially owned are based on the aggregate of (i)             shares of common stock outstanding as of            , 2004, and (ii)             shares of common stock issued in this offering.

        Unless otherwise indicated, the principal address of each of the persons below is c/o Comstock Homebuilding Companies, Inc., 11465 Sunset Hills Road, Suite 510, Reston, Virginia 20190.

Class A Common Stock
		Percentage Beneficially Owned		Class B Common Stock
Name of Beneficial Owner	Shares Beneficially Owned Prior to Offering	Before Offering	After Offering	Shares Beneficially Owned After Offering
Executive Officers and Directors
Christopher Clemente
Gregory V. Benson
Bruce J. Labovitz
William P. Bensten
David D. Howell
A. Clayton Perfall
Norman D. Chirite
David M. Guernsey
James A. MacCuthcheon
Gary Martin
All directors and officers as a group ( persons)
Other 5% Stockholders
Lawrence Golub
James Keena

DESCRIPTION OF CAPITAL STOCK

        The following description of our common stock and preferred stock and the relevant provisions of our amended and restated certificate of incorporation and amended and restated bylaws as will be in effect upon the closing of this offering are summaries and are qualified by reference to these documents. Forms of these documents have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.

        Upon the closing of this offering, our authorized capital stock will consist of            shares of Class A common stock, par value $.01 per share    shares of Class B common stock, par value $.01 per share and            shares of preferred stock, par value $.01 per share.

Common Stock

        As of            , 2004, there were                        shares of Class A common stock and            shares of Class B common stock outstanding. Of the outstanding shares of Class B common stock,            shares are beneficially owned by Christopher Clemente, our Chief Executive Officer and            shares are beneficially owned by Gregory Benson, our Chief Operating Officer. Based upon the number of shares outstanding as of that date and giving effect to the sale of shares of Class A common stock in this offering, assuming no exercise of the underwriters' over-allotment option and no exercise of options to be outstanding after            , 2004, there will be approximately             shares of Class A common stock and            shares of Class B common stock outstanding at the closing of this offering.

        The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future. The outstanding shares of our common stock are fully paid and nonassessable.

        Voting. Holders of Class A common stock are entitled to one vote for each share held of record, and holders of Class B common stock are entitled to 10 votes for each share held of record, except with respect to any "going private transaction," as to which each share of Class A common stock and Class B common stock are entitled to one vote per share. Generally, a going private transaction is a transaction in which Messrs. Clemente and Benson, their affiliates, their direct or indirect permitted transferees or a group, which includes Messrs. Clemente and Benson, such affiliates and permitted transferees, seek to buy all outstanding shares. The Class A common stock and the Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, including the election of directors, except as required by law. However, amendments to our certificate of incorporation that would alter or change the powers, preferences or special rights of the Class A or Class B common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Our common stock does not have cumulative voting rights in the election of directors.

        As a result of this offering, the percentage of the aggregate voting power of the outstanding common stock owned or controlled by Messrs. Clemente and Benson will decline to approximately      % if the over-allotment option is not exercised, and      % if the underwriters' over-allotment option is exercised in full; but they will continue, when acting together, to control all actions to be taken by the stockholders, including the election of all directors to the board of directors. See "Principal Stockholders" and "Risk Factors."

        Dividends and Stock Splits. Holders of the common stock are entitled to receive, when and if declared by the board of directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes subject to any dividend preferences that may be attributable to preferred stock that may be authorized. Each share of Class A common stock and Class B common stock is equal in respect of dividends and other distributions in cash, stock or property, except that in the case of stock dividends, only shares of Class A common stock will be distributed with respect to the Class A common stock and only shares of Class B common stock will be distributed with respect to Class B common stock. In no event will either Class A common stock or Class B common stock be split, divided or combined unless the other class is proportionately split, divided or combined. For example, if we effect a two-for-one stock split with respect to the Class A common stock, we will at the same time effect a two-for-one stock split with respect to the Class B common stock.

        Conversion. The shares of Class A common stock are not convertible into any other series or class of securities. Each share of Class B common stock, however, is freely convertible into one share of Class A common stock at the option of the Class B stockholder. Except for transfers to certain immediate family members or trusts established for the benefit of such family members, transfers to partnerships, corporations, or similar entities whose general partners, stockholders or members are, directly or indirectly, such family members, and transfers to certain charitable organizations or to one of our employee benefit plans (each, a "Permitted Transferee"), any transfer of Class B common stock will result in the automatic conversion of the transferred shares into Class A common stock. Shares of Class B common stock may not be pledged as collateral for indebtedness. Upon the death of any holder of Class B common stock, all outstanding shares of Class B common stock held by such stockholder automatically convert to Class A common stock.

        Mergers, Consolidation and Other Transactions. In the event that we enter into any consolidation, merger, combination or other transaction in which shares of common stock are exchanged for other capital stock, cash or property, then the shares of each class of common stock will be exchanged for the same amount of capital stock, cash or property, as the case may be, for which each share of any other class of common stock is exchanged. Holders of each class of common stock may receive different distributions of stock, securities, cash or property if:

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  Shares of common stock are exchanged for shares of capital stock, then the shares exchanged may differ only to the extent that the Class A common stock and the Class B common stock differ;

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  The holders of Class A common stock receive an amount of stock, securities, cash or property per share having a value greater than or equal to the value per share into which or for which each share of Class B common stock is exchanged; or

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  Holders of Class A common stock and holders of Class B common stock receive an amount of stock, securities, cash or property per share in accordance with a transaction approved by the holders of a majority of Class A common stock and by the holders of a majority of Class B common stock, each voting separately as a class.

        Nasdaq. We have applied for quotation of our Class A common stock on The Nasdaq Stock Market's National Market under the symbol "CHCI."

Preferred Stock

        Our amended and restated certificate of incorporation authorizes the board of directors, without stockholder action, to designate and issue from time to time shares of preferred stock in one or more series. The board of directors may designate the price, rights, preferences and privileges of the shares of each series of preferred stock, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of common stock until the board of directors determines the specific rights of the preferred stock. However, possible effects of issuing preferred stock with voting and conversion rights include:

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  Restricting dividends on common stock;

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  Diluting the voting power of common stock;

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  Impairing the liquidation rights of the common stock;

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  Delaying or preventing a change of control of us without stockholder action; and

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  Harming the market price of common stock.

        Upon the closing of this offering, no shares of our preferred stock will be outstanding. We have no present plans to issue any shares of preferred stock.

Delaware Anti-Takeover Law and Provisions in Our Charter and Bylaws

        Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless the transaction in which the person became an interested stockholder is approved in a manner presented in Section 203 of the Delaware General Corporation Law. Generally, a "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and employees, owns, or within three years, did own, 15% or more of a corporation's voting stock.

        Certificate of Incorporation. Our amended and restated certificate of incorporation provides that:

  •
  our board of directors may issue, without further action by the stockholders, up to                        shares of undesignated preferred stock;

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  any action to be taken by our stockholders must be effected at a duly called annual or special meeting and not by a consent in writing;

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  our board of directors shall be divided into three classes, with each class serving for a term of three years;

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  vacancies on the board, including newly created directorships, can be filled by a majority of the directors then in office; and

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  our directors may be removed only for cause.

        Bylaws. Our amended and restated bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice to us in writing. To be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. In the event that the annual meeting is called for a date that is not within 30 days before or 60 days after the anniversary date, in order to be timely notice from the stockholder must be received:

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  not earlier than 120 days prior to the annual meeting of stockholders; and

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  not later than 90 days prior to the annual meeting of stockholders or the tenth day following the date on which notice of the annual meeting was made public.

        In the case of a special meeting of stockholders called for the purpose of electing directors, notice by the stockholder, in order to be timely, must be received:

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  not earlier than 120 days prior to the special meeting; and

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  not later than 90 days prior to the special meeting or the close of business on the tenth day following the day on which public disclosure of the date of the special meeting was made.

        Our amended and restated bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual or special meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders. In addition, a two-thirds supermajority vote of stockholders will be required to amend our amended and restated bylaws.

        The provisions in our amended and restated certificate of incorporation and our amended and restated bylaws are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of Comstock. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for a takeover of Comstock that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of Comstock. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control of Comstock. They may also have the effect of preventing changes in our management.

Transfer Agent

        The transfer agent and registrar for our Class A common stock is          .

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there was no market for our Class A common stock. We cannot predict the effect, if any, that the sale of our Class A common stock or the availability of shares of Class A common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Class A common stock in the public market following the offering could adversely affect the market price of the Class A common stock and adversely affect our ability to raise capital at a time and on terms favorable to us.

Sale of Restricted Shares

        Upon completion of this offering, we will have            shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option. Of these shares of common stock, the            shares of Class A common stock being sold in this offering, plus any shares sold upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of common stock held by our existing stockholders upon completion of the offering will be "restricted securities," as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including among others, the exemptions provided by Rule 144 and 144(k) under the Securities Act, which rules are summarized below. Taking into account the lock-up agreements described below and the provisions of Rules 144 and 144(k), additional shares will be available for sale in the public market as follows:

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  no shares will be available for immediate sale on the date of this prospectus; and

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  shares will be available for sale 180 days after the date of this prospectus, the expiration date for the lock-up agreements, pursuant to Rules 144 and 144(k) in the event stockholders are entitled to tack their respective holding periods of the shares of our predecessor companies; or

  •
  shares will be available for sale on the first anniversary of the date of the prospectus pursuant to Rule 144 in the event stockholders are not entitled to tack their respective holding periods of the shares of our predecessor companies.

        In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year, including an "affiliate," as that term is defined in the Securities Act, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

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  one percent of the then outstanding shares of our Class A common stock (approximately            shares immediately following the offering); or

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  the average weekly trading volume during the four calendar weeks preceding filing of notice of such sale.

        Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A stockholder who is deemed not to have been an "affiliate" of ours at any time during the 90 days preceding a sale, and who has beneficially owned restricted shares for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume, limitations, manner of sale provisions or public information requirements.

        All of our affiliates have agreed to further restrict their shares by entering into lock-up arrangements discussed below.

        shares of Class A common stock are reserved for issuance under our equity plans. We intend to register the shares of Class A common stock issuable or reserved for issuance under our equity plans within 180 days after the date of this prospectus.

Lock-up Arrangements

        Our officers and directors, employees and other stockholders have agreed not to sell or otherwise dispose of any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of BB&T Capital Markets on behalf of the underwriters. Upon the expiration of these lock-up agreements, additional shares will be available for sale in the public market.

UNDERWRITING

        We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of Class A common stock set forth opposite its name below. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but it is not responsible for the commitment of any other underwriter to purchase shares.

Name	Number of Shares
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
Robert W. Baird & Co.
Ferris, Baker Watts Incorporated

Total

        The underwriters propose to offer the shares of Class A common stock directly to the public at the public offering price set forth on the cover of this prospectus and to certain securities dealers at that price, less a discount not to exceed $            per share. The underwriters may allow, and these dealers may re-allow, a discount not more than $            per share on sales to other brokers or dealers. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

        We have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to            additional shares of our Class A common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise these options only to cover over-allotments, if any, made in connection with this offering. We will be obligated, pursuant to the option, to sell these additional shares of Class A common stock to the underwriters to the extent the option is exercised. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the initial shares are being offered.

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described above.

        The shares of Class A common stock are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal maters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

        The following table shows the per share and total underwriting discount we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

	Without Over-Allotment	With Over-Allotment
Per Share	$	$
Total	$	$

        We estimate that the total expenses of the offering, excluding underwriting discount, will be approximately $    , which includes legal, accounting and printing costs and various other fees associated with registration and listing of our Class A common stock. Such expenses are payable by us.

        We, our executive officers and directors and Lawrence Golub have each agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exchangeable or exercisable for any shares of our capital stock for a period of 180 days from the date of this prospectus, without the prior written consent of BB&T Capital Markets.

        BB&T Capital Markets may, in its sole discretion, and at any time without notice, release all or any portion of the shares subject to these lock-up agreements or waive the extensions described above. In determining whether to consent to a request to release shares from the lock-up or to waive an extension, BB&T Capital Markets would consider the circumstances related to the proposed sale. These circumstances are likely to include the current equity market condition, the performance of the price of our common stock since the offering, the likely impact of any release or waiver on the price of our common stock, the number of shares requested to be sold, and the requesting party's reason for making the request.

        Prior to this offering, no public market existed for our Class A common stock. We estimate that the initial public offering price per share will be between $            and $            . We have applied for inclusion of our Class A common stock in the Nasdaq National Market under the symbol "CHCI."

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

        Stabilizing transactions permit bids to purchase shares of Class A common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the Class A common stock while the offering is in progress.

        Over-allotment transactions involve sales by the underwriters of shares of Class A common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

        Syndicate covering transactions involve purchases of Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

        Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our Class A common stock. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make in respect thereof.

        At our request, the underwriters have reserved up to             shares of Class A common stock being offered by this prospectus for sale to our directors, officers, employees, business associates and related persons at the public offering price. The sales will be made by the underwriters through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other common shares offered. Any directors, employees or other persons purchasing such reserved shares will be prohibited from disposing of or hedging such shares for a period of at least 180 days after the date of this prospectus.

        The underwriters may not purchase our Class A common stock in this offering for any discretionary account without the prior specific written approval of the customer.

        From time to time and in the ordinary course of their business, the underwriters have provided, and may continue to provide, commercial and investment banking and other financial services to us for which they have received and continue to receive customary fees and commissions.

LEGAL MATTERS

        Greenberg Traurig, LLP, Washington, D.C., will provide us an opinion relating to the validity of the Class A common stock issued in this offering. Legal matters will be passed upon for the underwriters by Hunton & Williams LLP, Richmond, Virginia.

EXPERTS

        The balance sheet of Comstock Homebuilding Companies, Inc. as of September 30, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The combined consolidated financial statements of The Comstock Companies as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Comstock Service Corp., Inc. as of December 31, 2003 and for the year then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION

        We have filed with the Commission a registration statement on Form S-1 with respect to the Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect us and the Class A common stock, reference is made to the registration statement and the exhibits and schedules thereto. You may read and copy any document we file at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our SEC filings are also available to the public from the Commission's Web site at www.sec.gov. Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Commission's public reference rooms and the Web site of the Commission referred to above.

INDEX TO FINANCIAL STATEMENTS

Page
COMSTOCK HOMEBUILDING COMPANIES, INC.
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of September 30, 2004	F-3
Statement of Operations and Retained Deficit	F-4
Statement of Cash Flows	F-5
Notes to Financial Statements	F-6
THE COMSTOCK COMPANIES
Report of Independent Registered Public Accounting Firm	F-8
Combined Consolidated Balance Sheets as of December 31, 2002 and 2003 and September 30, 2004 (unaudited)	F-9
Combined Consolidated Statements of Operations for the Years Ended December 31, 2001, 2002 and 2003 and the Nine Months Ended September 30, 2003 and 2004 (unaudited)	F-10
Combined Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2001, 2002 and 2003 and the Nine Months Ended September 30, 2004 (unaudited)	F-11
Combined Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2002 and 2003 and the Nine Months Ended September 30, 2003 and 2004 (unaudited)	F-12
Notes to Combined Consolidated Financial Statements	F-13
COMSTOCK SERVICE CORP., INC. AND SUBSIDIARIES
Report of Independent Auditors	F-31
Consolidated Balance Sheets as of December 31, 2003 and September 30, 2004 (unaudited)	F-32
Consolidated Statements of Operations for the Year Ended December 31, 2003 and the Nine Months Ended September 30, 2003 and 2004 (unaudited)	F-33
Consolidated Statements of Shareholders' Equity for the Year Ended December 31, 2003 and the Nine Months Ended September 30, 2004 (unaudited)	F-34
Consolidated Statements of Cash Flows for the Year Ended December 31, 2003 and the Nine Months Ended September 30, 2003 and 2004 (unaudited)	F-35
Notes to Consolidated Financial Statements	F-36

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Comstock Homebuilding Companies, Inc.:

        In our opinion, the accompanying balance sheet and related statements of operations and retained deficit and of cash flows present fairly, in all material respects, the financial position of Comstock Homebuilding Companies, Inc. at September 30, 2004 and the results of its operations and cash flows for the period June 7, 2004 (inception) through September 30, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

McLean, Virginia
November 10, 2004

COMSTOCK HOMEBUILDING COMPANIES, INC.

BALANCE SHEET

September 30, 2004

ASSETS
Cash	$47

TOTAL ASSETS	$47

STOCKHOLDERS' EQUITY
Common stock, $.01 par value, 10,000 shares authorized issued and outstanding	$100
Retained deficit	(53)

TOTAL STOCKHOLDERS' EQUITY	$47

The accompanying notes are an integral part of this financial statement.

 COMSTOCK HOMEBUILDING COMPANIES, INC.

STATEMENT OF OPERATIONS AND RETAINED DEFICIT

For the period June 7, 2004 (inception) through September 30, 2004

REVENUES	$—

EXPENSES
General and administrative	53

Net Loss	(53)
Retained deficit at June 7, 2004 (inception)	—

Retained deficit at September 30, 2004	$(53)

The accompanying notes are an integral part of this financial statement.

 COMSTOCK HOMEBUILDING COMPANIES, INC.

STATEMENT OF CASH FLOWS

For the period June 7, 2004 (inception) through September 30, 2004

Cash flows from operating activities
Net loss	$(53)

Net cash used in operating activities	(53)

Cash flows from financing activities
Cash contributions from shareholders	100

Net cash provided by financing activities	100

Net increase in cash	47
Cash at June 7,2004 (inception)	—

Cash at September 30, 2004	$47

The accompanying notes are an integral part of this financial statement.

COMSTOCK HOMEBUILDING COMPANIES, INC.

NOTES TO FINANCIAL STATEMENT

September 30, 2004

1.    ORGANIZATION, BASIS OF PRESENTATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Comstock Companies, Inc. (the "Company") was incorporated on May 24, 2004 as a Delaware corporation, and was capitalized on June 7, 2004 with cash of $100 from shareholders as listed in Note 3 below. On June 30, 2004, the Company changed its name to Comstock Homebuilding Companies, Inc. The Company has not yet commenced operations.

  Basis of Presentation

        The financial statement has been prepared in accordance with accounting principles generally accepted in the United States.

  Cash

        The Company holds cash in a demand deposit account.

2.    COMMON STOCK

        At June 7, 2004, the Company's authorized share of capital consisted of 10,000 shares of Common Stock, par value $0.01 per share, all of which were issued and outstanding.

3.    INITIAL PUBLIC OFFERING AND RELATED CONSOLIDATION

        The Company is currently undertaking an initial public offering of its Class A Common stock (the "Offering"). In addition, the Company will acquire 100% of the outstanding capital stock of Comstock Holding Company, Inc. and subsidiaries ("Comstock Holdings") by merger following a consolidation that will take place immediately prior to the closing of the Offering (the "Consolidation"). The Consolidation will be effected through the mergers of Comstock Service Corp., Inc and subsidiaries ("Comstock Service") and Sunset Investment Corp., Inc. and subsidiaries ("Sunset") and Comstock Homes, Inc. and subsidiaries ("Comstock Homes") with and into Comstock Holdings. In connection with the Consolidation, each of Comstock Holdings, Comstock Service, Sunset and Comstock Homes will distribute promissory notes to its shareholders in an amount equal to its Subchapter S corporation accumulated adjustment accounts and undistributed tax basis in each company's subsidiaries and real estate partnerships, if any, as of the date on which the notes are issued. The Company intends to use a portion of the net proceeds of this Offering to fund distributions to the shareholders of Comstock Holding, Comstock Service, Sunset and Comstock Homes in payment of all or a portion of the amounts that are due and payable under the promissory notes.

        Statement of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS No. 141") excludes transfers of net assets or exchanges of shares between entities under common control. Comstock Holdings, Sunset and Comstock Homes (collectively, "The Comstock Companies") are all wholly owned by the Company's shareholder with identical ownership interests and accordingly, the Company will account for the net assets received at their historical carrying amounts at the date of transfer. Although Comstock Service is also wholly owned by the Company's common shareholders, the individual ownership percentages are different from those in The Comstock Companies, as follows:

	June 7, 2004
	The Comstock Companies	Comstock Service
Christopher Clemente	37.5%	40.0%
Gregory Benson	37.5%	40.0%
Lawrence Golub	15.0%	15.0%
James Keena	10.0%	5.0%

	100.0%	100.0%

        Because of the disparity between the individual ownership percentages, the Company believes the acquisition of Comstock Service to be a substantive exchange, which would be more appropriately accounted for as a purchase under SFAS No. 141, rather than historical carrying amounts.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Boards of Directors and Shareholders of The Comstock Companies (a combination of companies as defined in note 1 to the financial statements):

        In our opinion, the accompanying combined consolidated balance sheets and the related combined consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the combined financial position of The Comstock Companies and their subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

McLean, Virginia
August 9, 2004, except for Note 15 as to which
the date is November 10, 2004.

THE COMSTOCK COMPANIES
(a combination of companies as defined in note 1)

COMBINED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)

	As of December 31,
			As of September 30, 2004	Pro Forma As of September 30, 2004
	2002	2003
			(unaudited)
				(note 17)
ASSETS
Cash and cash equivalents	$8,695	$17,160	$15,349	$17,047
Receivables	202	1,938	868	2,667
Due from related parties	1,308	3,140	3,897	2,319
Real estate held for development and sale	20,192	65,272	92,067	111,765
Property, plant and equipment	200	223	335	335
Investment in real estate partnerships	1,157	1,139	1,142	998
Deferred income tax	—	—	—	3,223
Other assets	2,217	1,312	4,122	4,172

TOTAL ASSETS	$33,971	$90,184	$117,780	$142,526

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued liabilities	$4,117	$10,454	$15,760	$18,102
Due to related parties	254	230	206	918
Notes payable	14,364	51,923	54,196	85,682
Notes payable—related parties	2,839	9,139	17,984	17,984
Distribution Payable	—	—	—	—

TOTAL LIABILITIES	21,574	71,746	88,146	122,686

Commitments and contingencies (Note 13)
Minority interest	8,790	11,413	17,526	19,966

SHAREHOLDERS' EQUITY
Comstock Holding Company, Inc.
Common stock, $1 par value; 2,000 shares authorized, 1,279 shares issued and outstanding	1	1	1	1
Comstock Homes, Inc.
Common stock, $1 par value; 2,000 shares authorized, 1,279 shares issued and outstanding	1	1	1	1
Sunset Investment Corp., Inc.
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1	1	1	1
Additional paid-in capital	1,493	1,493	1,493	6,594
Retained earnings (accumulated deficit)	2,111	5,529	10,612	(6,723)

TOTAL SHAREHOLDERS' EQUITY (DEFICIT)	3,607	7,025	12,108	(126)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)	$33,971	$90,184	$117,780	$142,526

The accompanying notes are an integral part of these combined consolidated financial statements.

THE COMSTOCK COMPANIES
(a combination of companies as defined in note 1)

COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share data)

				Nine Months Ended
	Years Ended December 31,
				September 30, 2003	September 30, 2004
	2001	2002	2003
				(unaudited)
Revenues
Sale of real estate—Homes	$48,058	$29,397	$49,081	$19,295	$67,649
Other revenue	2,871	5,355	6,440	3,878	6,918

Total revenue	50,929	34,752	55,521	23,173	74,567
Expenses
Cost of sales of real estate	38,229	22,102	36,620	14,460	44,665
Cost of sales of other	2,624	4,718	5,136	3,188	5,419
Selling, general and administrative	3,900	3,725	5,712	2,958	9,317

Operating income	6,176	4,207	8,053	2,567	15,166
Other (income) expense, net	(302)	10	(44)	(70)	283

Income before minority interest and equity in earnings of real estate partnerships	6,478	4,197	8,097	2,637	14,883
Minority interest	1,965	664	2,297	907	4,360

Income before equity in earnings of real estate partnerships	4,513	3,533	5,800	1,730	10,523
Equity in earnings of real estate partnerships	6	51	139	98	93

Net income	$4,519	$3,584	5,939	$1,828	10,616

Pro forma provision for income taxes, net of minority interest of $879 and $1,679, respectively (Note 17)			2,373		2,287

Pro forma net income			$3,566		$8,329

Pro forma earnings per share:
Pro forma basic and diluted earnings per share			$—		$—

The accompanying notes are an integral part of these combined consolidated financial statements.

THE COMSTOCK COMPANIES
(a combination of companies as defined in note 1)

COMBINED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Amounts in thousands, except per share data)

	Common Stock
			Additional Paid-in Capital	Retained Earnings
	Shares	Amount			Total
Balance, December 31, 2000	2,558	$2	$190	$2,416	$2,608
Repurchase of shares	(116)	—	—	—	—
Stock compensation	116	—	117	—	117
Distributions	—	—	—	(4,308)	(4,308)
Net income	—	—	—	4,519	4,519

Balance, December 31, 2001	2,558	2	307	2,627	2,936
Repurchase of shares	(68)	—	—	—	—
Stock compensation	68	—	77	—	77
Contributions	1,000	1	1,109	—	1,110
Distributions	—	—	—	(4,100)	(4,100)
Net income	—	—	—	3,584	3,584

Balance, December 31, 2002	3,558	3	1,493	2,111	3,607
Distributions	—	—	—	(2,521)	(2,521)
Net income	—	—	—	5,939	5,939

Balance, December 31, 2003	3,558	3	1,493	5,529	7,025

Distributions (unaudited)	—	—	—	(5,533)	(5,533)
Net income (unaudited)	—	—	—	10,616	10,616

Balance, September 30, 2004 (unaudited)	3,558	$3	$1,493	$10,612	$12,108

The accompanying notes are an integral part of these combined consolidated financial statements.

THE COMSTOCK COMPANIES
(a combination of companies as defined in note 1)

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Cash flows from operating activities:
Net income	$4,519	$3,584	$5,939	$1,828	$10,616
Adjustment to reconcile net income to net cash provided by operating activities
Depreciation	20	61	67	45	75
Impairment on real estate held for development and sale	1,023	—	—	—	—
Minority interest	1,965	664	2,297	907	4,360
Equity in earnings of real estate partnerships	(6)	(51)	(139)	(98)	(93)
Stock compensation	117	77	—	—	—
Changes in operating assets and liabilities:
Receivables	(261)	402	(1,736)	82	1,070
Due from related parties	(692)	(564)	(1,832)	(307)	(2,057)
Real estate held for development and sale	3,087	(11,757)	(44,260)	(25,251)	(10,487)
Other assets	(318)	(1,057)	1,005	989	(2,935)
Accounts payable and accrued liabilities	(1,827)	825	6,237	1,989	5,126
Due to related parties	245	(50)	(24)	(19)	(24)

Net cash provided by (used in) operating activities	7,872	(7,866)	(32,446)	(19,835)	5,651

Cash flows from investing activities:
Purchase of property, plant, and equipment	(79)	(132)	(90)	(75)	(187)
Distributions from Investments in real estate partnerships	—	—	157	127	90
Investment in real estate partnerships	—	(1,000)	—	—	—

Net cash (used in) provided by investing activities	(79)	(1,132)	67	52	(97)

Cash flows from financing activities:
Proceeds from notes payable	30,889	26,240	74,521	38,739	47,825
Proceeds from related party notes payable	—	2,839	6,300	—	8,988
Payments on notes payable	(33,059)	(21,218)	(37,782)	(14,376)	(47,900)
Payments on related party notes payable	—	—	—	—	(144)
Contribution from minority shareholders	850	7,592	2,000	2,000	—
Contributions received from shareholders	—	1,110	—	—	—
Distributions paid to minority shareholders	(1,743)	(1,856)	(1,674)	(315)	(11,901)
Distributions paid to shareholders	(4,308)	(4,100)	(2,521)	(1,892)	(4,233)

Net cash (used in) provided by financing activities	(7,371)	10,607	40,844	24,156	(7,365)

Net increase (decrease) in cash and cash equivalents	422	1,609	8,465	4,373	1,811
Cash and cash equivalents, beginning of period	6,664	7,086	8,695	8,695	17,160

Cash and cash equivalents, end of period	$7,086	$8,695	$17,160	$13,068	$15,349

Supplemental information of noncash activites
Amounts owed for real estate acquired via deffered purchase agreements (Note 9)	$446	$308	$1,128	$1,128	$748
Net assets consolidated per FIN 46 (Note 3)	—	—	—	—	13,653
Noncash distributions to shareholders	—	—	—	—	1,300
Reclass of notes payable to notes payable-related parties	—	—	—	—	1,000
Supplemental Cash Flow Data
Interest paid (net of amounts capitalized)	$12	$12	$8	$6	$12

The accompanying notes are an integral part of these combined consolidated financial statements.

THE COMSTOCK COMPANIES
(a combination of companies as defined in note 1)

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data)

1.    BASIS OF PRESENTATION

        The accompanying combined consolidated financial statements include the accounts of Comstock Holding Company, Inc. and Subsidiaries ("Comstock Holdings"), Comstock Homes, Inc. and Subsidiary ("Comstock Homes") and Sunset Investment Corp., Inc. and Subsidiaries ("Sunset") (collectively "The Comstock Companies" or the "Company"). Comstock Holdings, Comstock Homes and Sunset are all wholly owned by the same common shareholders and were incorporated in June 1991, January 1993 and June 2002, respectively.

        The Company develops, builds and markets single-family homes, townhouses and condominiums in the Washington D.C. metropolitan markets. The Company also provides certain management and administrative support services to certain related parties.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        A summary of the significant accounting principles and practices used in the preparation of the combined consolidated financial statements is as follows:

Principles of consolidation

        The combined consolidated financial statements include all controlled subsidiaries. In addition, the Company reviews its relationships with other entities to assess if the Company is the primary beneficiary of a variable interest entity. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated. See the "Recent accounting pronouncements" section of this Note and Note 3 for additional discussion on the consolidation of variable interest entities. All material inter-company balances and transactions are eliminated in consolidation.

Investment in real estate partnerships

        Real estate partnerships in which the Company has significant influence, but less than a controlling interest, are accounted for under the equity method. Under the equity method, the Company's initial investment is recorded at cost and is subsequently adjusted to recognize its share of earnings and losses. Distributions received reduce the carrying amount of the investment.

Use of estimates

        The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes amounts. Actual results could differ from those estimates. Material estimates are utilized in the valuation of real estate held for development and sale, capitalization of costs, consolidation of variable interest entities and warranty reserves.

Revenue recognition

        The Company recognizes revenues and related profits from the sale of residential properties and finished lots when closing has occurred, full payment has been received, title and possession of the property transfer to the buyer and the Company has no significant continuing involvement in the property.

        Other revenues are derived from management and administrative support services provided to related parties, which are recognized as the services are provided.

Cash and cash equivalents

        Cash and cash equivalents are comprised of cash and short-term investments with original maturities of three months or less. Banking institutions with which the Company does business are considered credit worthy; therefore, credit risk associated with cash and cash equivalents is considered low.

Receivables

        Receivables include amounts in transit or due from title and settlement companies for residential property closings. The Company has determined that no allowance for uncollectibility is required at December 31, 2002 and 2003 and September 30, 2004 based on a review of the individual accounts.

Real estate held for development and sale

        Real estate held for development and sale includes land, land development costs, interest and other construction costs and is stated at cost or, when circumstances or events indicate that the real estate held for development or sale is impaired, at estimated fair value.

        Land, land development and indirect land development costs are accumulated by specific area and allocated to various lots or housing units using specific identification and allocation based upon the relative sales value, unit or area methods. Direct construction costs are assigned to housing units based on specific identification. Construction costs primarily include direct construction costs and capitalized field overhead. Other costs are comprised of prepaid local government fees and capitalized interest and real estate taxes. Selling costs are expensed as incurred.

        Estimated fair value is based on comparable sales of real estate in the normal course of business under existing and anticipated market conditions. The evaluation takes into consideration the current status of the property, various restrictions, carrying costs, costs of disposition and any other circumstances, which may affect fair value including management's plans for the property. Due to the large acreage of certain land holdings, disposition in the normal course of business is expected to extend over a number of years. A write-down to estimated fair value is recorded when the carrying value of the property exceeds its estimated fair value. These evaluations are made on a property-by-property basis. The Company assesses the impairment of real estate assets whenever events or changes in circumstances indicate that the net book value may not be recoverable.

Capitalized interest and real estate taxes

        Interest and real estate taxes incurred relating to the development of lots and parcels are capitalized to real estate held for development and sale during the active development period, which generally commences when borrowings are used to acquire real estate assets and ends when the properties are substantially complete. Interest is capitalized based on the interest rate applicable to specific borrowings or the weighted average of the rates applicable to other borrowings during the period. Interest and real estate taxes capitalized to real estate held for development and sale are expensed as a component of cost of sales as related units are sold.

        The following table is a summary of interest incurred and capitalized:

	Years Ended December 31,
	2001	2002	2003	September 30, 2004
				(unaudited)
Total interest incurred	$610	$739	$1,944	$3,008

Beginning interest capitalized	$1,247	$468	$586	$1,428
Plus: Interest incurred on notes payable	598	550	1,782	1,950
Plus: Interest incurred on related party notes payable	—	177	154	1,046
Less: Interest expensed as a component of cost of sales	(1,377)	(609)	(1,094)	(967)

Ending interest capitalized	$468	$586	$1,428	$3,457

Warranty reserve

        Warranty reserves for houses sold are established to cover potential costs for materials and labor with regard to warranty-type claims expected to arise during the one-year warranty period provided by the Company or within the five-year statutorily mandated structural warranty period. Since the Company subcontracts its homebuilding work, subcontractors are required to provide the Company with an indemnity and a certificate of insurance prior to receiving payments for their work. Claims relating to workmanship and materials are generally the primary responsibility of the subcontractors and product manufacturers. The warranty reserve is established at the time of closing, and is calculated based upon historical warranty cost experience and current business factors. Variables used in the calculation of the reserve, as well as the adequacy of the reserve based on the number of homes still under warranty, are reviewed on a periodic basis. Warranty claims are directly charged to the reserve as they arise. The following table is a summary of warranty reserve activity:

	Years Ended December 31,
	2001	2002	2003	September 30, 2004
				(unaudited)
Balance at beginning of period	$643	$615	$460	$541
Additions	373	214	344	556
Releases and/or charges incurred	(401)	(369)	(263)	(264)

Balance at end of period	$615	$460	$541	$833

Property, plant, and equipment

        Property, plant, and equipment are carried at cost less accumulated depreciation and are depreciated on the straight-line method over their estimated useful lives as follows:

Furniture and equipment	7 years
Computer equipment	3 years
Office equipment	7 years

        Provisions for impairment are recorded when estimated future cash flows from operations and projected sales proceeds are less than the net carrying value. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from their separate accounts and any gain or loss on sale is reflected in operations. Expenditures for maintenance and repairs are charged to expense as incurred.

Advertising costs

        The total amount of advertising costs charged to general, selling and administrative expense was $296, $413, $391, $302 and $740 for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004, respectively.

Environmental remediation costs

        Development and sale of real estate property creates a potential for environmental liability. Environmental costs relating to land and properties under development are capitalized and charged to cost of sales when sold. Environmental costs incurred in connection with properties previously sold are expensed in the period when identified.

Minority interest

        Minority interest reflects third parties' ownership interest in entities the Company has consolidated. Also included in minority interest is the estimated fair value of all third-party interests in our consolidated variable interest entities, which are described in Note 3.

Income taxes

        The Company has elected to be treated as an S corporation under Subchapter S of the Internal Revenue Code and is therefore not subject to income taxes. Taxable income or loss is passed through and reported by the individual shareholders. As such, no provision for income taxes has been reflected in the combined consolidated financial statements.

Stock compensation

        Stock issued in consideration for services is recorded at estimated fair value on the date of issuance, in accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123") "Accounting for Stock-based Compensation."

Earnings per share

        Basic and diluted earnings per share are calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period.

	Years Ended December 31,
				Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004
	2001	2002	2003
				(unaudited)
Net income	$4,519	$3,584	$5,939	$1,828	$10,616
Weighted-average shares outstanding	2,558	3,058	3,558	3,558	3,558
Basic and diluted earnings per share	$1,767	$1,172	$1,669	$514	$2,984

Segment reporting

        Since the Company operates primarily in a single extended geographical market with similar products at its various development projects, it is considered to represent a single reportable segment for financial reporting purposes.

Comprehensive income

        For the years ended December 31, 2001, 2002, and 2003 and the nine months ended September 30, 2003 and 2004, comprehensive income equaled net income; therefore, a separate statement of comprehensive income is not included in the accompanying combined consolidated financial statements.

Recent accounting pronouncements

        In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires the primary beneficiary of a variable interest entity to consolidate that entity. A variable interest entity is created when (i) the equity investment at risk is not sufficient to permit the entity from financing its activities without additional subordinated financial support from other parties or (ii) equity holders either (a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the variable interest entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. Expected losses are the expected negative variability of an entity's net assets exclusive of its variable interests, and expected residual returns are the expected positive variability in the fair value of an entity's assets, exclusive of variable interests. Prior to the issuance of FIN 46, an enterprise generally consolidated an entity when the enterprise had a controlling financial interest in the entity through ownership of a majority voting interest.

        In December 2003, the FASB issued a revision of FIN 46 ("FIN 46-R"), clarifying certain provisions of FIN 46. The Company adopted the provisions of FIN 46-R on February 1, 2003 to the extent that they related to variable interest entities created on or after that date. For variable interest entities created before January 31, 2003, FIN46-R was deferred to the end of the first interim or annual period ending after March 15, 2004. The Company fully adopted FIN 46-R effective March 31, 2004. Based on the provisions of FIN 46-R, the Company has concluded that whenever it options land or lots from an entity and pays a significant non-refundable deposit, a variable interest entity is created under condition (ii) (b) of the previous paragraph. The Company has been deemed to have provided subordinated financial support, which refers to variable interests that will absorb some or all of an entity's expected theoretical losses if they occur. For each variable interest entity created the Company will compute expected losses and residual returns based on the probability of future cash flows as outlined in FIN 46-R. If the Company is deemed to be the primary beneficiary of the variable interest entity it will consolidate the variable interest entity on its balance sheet. See Note 3.

3.    CONSOLIDATION OF VARIABLE INTEREST ENTITIES

        The Company typically acquires land for development at market prices from various entities under fixed price purchase agreements. The purchase agreements require deposits that may be forfeited if the Company fails to perform under the agreement. The deposits required under the purchase agreements are in the form of cash or letters of credit in varying amounts. The Company may, at its option, choose for any reason and at any time not to perform under these purchase agreements by delivering notice of its intent not to acquire the land under contract. The Company's sole legal obligation and economic loss for failure to perform under these purchase agreements is typically limited to the amount of the deposit pursuant to the liquidated damages provision contained within the purchase agreement. As a result, none of the creditors of any of the entities with which the Company enters into forward fixed price purchase agreements have recourse to the general credit of the Company. The Company also does not share in an allocation of either the profit earned or loss incurred by any of these entities with which the Company enters fixed price purchase agreements.

        The Company has concluded that whenever it options land or lots from an entity and pays a significant non-refundable deposit as described above, a variable interest entity is created under the provisions of FIN 46-R (see recent accounting pronouncement in Note 2). This is because the Company has been deemed to have provided subordinated financial support, which refers to variable interest that will absorb some or all of an entity's expected theoretical losses if they occur. The Company therefore examines the entities with which the Company enters into fixed price purchase agreements, for possible consolidation by the Company under FIN 46-R. This requires the Company to compute expected losses and expected residual returns based on the probability of future cash flows as outlined in FIN 46-R. This calculation requires substantial management judgments and estimates. In addition, because the Company does not have any contractual or ownership interests in the entities with which it contracts to buy the land, the Company does not have the ability to compel these development entities to provide financial or other data to assist the Company in the performance of the primary beneficiary evaluation.

        The Company has evaluated all of its fixed price purchase agreements and has determined that it is the primary beneficiary of one of those entities. As a result, at September 30, 2004, the Company has consolidated this entity in the accompanying combined consolidated balance sheet. The effect of the consolidation at September 30, 2004 was the inclusion of $16,308 in "Real estate held for development and sale" with a corresponding inclusion of $2,348 to "Notes Payable", $182 to "Accounts payable and accrued payables" and $13,653 to "Minority Interests," after elimination of inter-company items.

4.    REAL ESTATE HELD FOR DEVELOPMENT AND SALE

        Real estate held for development and sale consists of the following:

	December 31,
	2002	2003	September 30, 2004
			(unaudited)
Land and land development costs	$8,184	$48,459	$52,230
Cost of construction (including capitalized interest and real estate taxes)	11,104	16,261	23,529
Homes held for resale (model homes)	904	552	0

	$20,192	$65,272	$75,759
Land and land development costs—variable interest entity	—	—	16,308

	$20,192	$65,272	$92,067

5.    PROPERTY, PLANT, AND EQUIPMENT

        Property, plant, and equipment consist of the following:

	December 31,
	2002	2003	September 30, 2004
			(unaudited)
Computer equipment	$280	$318	$401
Furniture and fixtures	54	89	118
Office equipment	148	165	240

	482	572	759
Less: accumulated depreciation	282	349	424

	$200	$223	$335

        Depreciation expense, included in "Selling, general, and administrative" in the combined consolidated financial statements of operations, amounted to $20, $61 and $67 for the years ended December 31, 2001, 2002 and 2003, respectively. Depreciation expense for the nine months ended September 30, 2003 and 2004 amounted to $45 and $75, respectively.

6.    INVESTMENTS IN REAL ESTATE PARTNERSHIPS

        Investments in real estate partnerships accounted for using the equity method are comprised of the following:

	December 31,
	2002	2003	September 30, 2004
			(unaudited)
TCG Fund I, L.C.(1)	$1,065	$1,029	$1,029
Comstock North Carolina, L.L.C.(2)	92	110	113

	$1,157	$1,139	$1,142

(1)
TCG Fund I, L.C. ("Fund I")—During 2002, the Company made a $1,000 investment in Fund I. Under the terms of the investment the Company has a 9.58% member interest in Fund I and a 33.18% interest in the Loan Class of Fund I. Fund I provides funds for real estate projects being developed, managed or built by entities in which the Company has an interest. For the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2003 and September 30, 2004 the Company recorded earnings of $65, $120, $90, and $90, respectively. The Company received distributions of $0, $156 and $90 during the year ended December 31, 2002 and 2003 and the nine months ended on September 30, 2004, respectively.

(2)
Comstock North Carolina, L.L.C. ("Comstock North Carolina")—The Company has a 1.35% member interest in Comstock North Carolina, an entity formed to acquire developed residential lots and constructed single-family and townhouse units through subsidiary entities. The remaining 98.65% of member interests are held by 18 individual investors, including Comstock Service acting as general partner and owning a 75% member interest. For the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and September 30, 2004, the Company recorded earnings (losses) of $6, $(14), $19, $8, and $3, respectively. The Company has not received any distributions during the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2004.

        The condensed combined balance sheets and the statements of operations for the real estate property partnerships accounted for using the equity method are as follows:

Condensed Combined Balance Sheets (unaudited)

	December 31,
	2002	2003	September 30, 2004
Real estate held for development and sale	$8,375	$8,575	$8,024
Other assets	11,721	11,780	2,428

Total assets	$20,096	$20,355	$10,452

Mortgage notes payable	$7,101	$5,577	$4,355
Notes payable to related parties	254	606	946
Other liabilities	886	1,330	677

Total liabilities	8,241	7,513	5,978
Partners' capital	11,855	12,842	4,474

Total liabilities and partners' capital	$20,096	$20,355	$10,452

Condensed Combined Statements of Operations (unaudited)

	Years Ended December 31,
				Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004
	2001	2002	2003
Revenues	$9,896	$12,225	$11,349	$8,092	$9,364

Operating income (loss)	385	(832)	1,691	277	594
Other (income) and expense	(124)	32	21	(1)	125

Net income (loss)	$509	$(864)	$1,670	$278	$469

Company's share of net income (loss)	$6	$51	$139	$98	$93

7.    OTHER ASSETS

        Other assets consist of the following:

	December 31,
	2002	2003	September 30, 2004
			(unaudited)
Contract land deposits	$1,825	$380	$1,480
Restricted escrow deposits	331	431	1,169
Other	61	501	1,473

	$2,217	$1,312	$4,122

8.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

        Accounts payable and accrued liabilities consist of the following:

	December 31,
	2002	2003	September 30, 2004
			(unaudited)
Trade payables	$1,958	$7,418	$9,468
Warranty	460	541	833
Customer deposits	818	1,263	3,204
Other	881	1,232	2,255

	$4,117	$10,454	$15,760

9.    NOTES PAYABLE

        The Company has outstanding borrowings with various financial institutions and other lenders which have been used to finance the acquisition, development, and construction of real estate property. Notes payable consist of the following:

	December 31,
	2002	2003	September 30, 2004
			(unaudited)
Notes payable to non-related parties
Shared construction and development loans with approximately $15,117 available to be drawn for planned development expenditures, with monthly interest payments ranging from prime + 0.5% to Prime +1% (4.75% to 5.25%, 4.50% to 5.58% and 4.50% to 5.00% for the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2004, respectively)	$14,056	$33,567	$33,360
Interest bearing deferred purchase money deed of trust note issued in exchange for land, with interest at the 30 day Libor rate +3% (4.84% at September 30, 2004). The note matures in April 2005	—	—	1,512
Acquisition loan facility of $16,000 with monthly interest only payments at the 30 day LIBOR rate + 3% (4.12% and 4.84% at December 31, 2003 and September 30, 2004) maturing in November 2004	—	16,000	16,000
Subordinated 2nd trust loans of $1,000 and $228 with monthly interest only payments of 18% and 14%, respectively. The notes mature in August 2007	—	1,228	228
Non-interest bearing deferred purchase money notes issued in exchange for land	308	1,128	748
Notes payable-variable interest entity consolidated per Fin 46	—	—	2,348

	14,364	51,923	54,196

Notes payable to related parties
Subordinated second trust loans of $6,000 and $300 with monthly interest only payments of 18% and 14% respectively. The notes mature in November 2004 and August 2007, respectively	—	6,300	6,300
Note Payable of $1,000 with quarterly interest only payments of 18% per annum maturing in October 2004	—	—	1,000
Note Payable of $5,000 with quarterly interest only payments of 12% per annum maturing in April 2007	—	—	5,000
Note Payable of $2,400 with monthly interest only payments of 12% per annum maturing in July 2006	—	—	2,400
Note payable to TCG Fund I LLC, a related party due to common ownership, for a loan up to $4,000 with interest only payments at 12% per annum maturing in June 2006. At December 31, 2002, 2003 and September 30, 2004 the accrued interest on the note is $185, $90 and $97, respectively	2,839	2,839	3,284

	$17,203	$61,062	$72,180

        Maturities with respect to all notes payable as of December 31, 2003 are as follows:

Years ending December 31,
2004	$39,869
2005	11,365
2006	9,300
2007	528

$61,062

        For the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2004, aggregate debt had a weighted average annual effective interest rate of 6.0%, 6.0%, 6.6% and 6.3%, respectively.

        Upon settlement of each home or lot, principal is curtailed based upon a specific release payment to the lender. The loans are collateralized by first liens on the land held for development and the construction in progress of the respective developments. In addition, borrowings at the project entity level are guaranteed by the Company and in most cases some of its shareholders. The Company must comply with certain restrictive covenants, which include maintenance of a total debt-to-tangible net worth ratio and a minimum tangible net worth level. As of December 31, 2003 and September 30, 2004, the Company was in compliance with all covenants as required.

        The second trust loans are collateralized by subordinate liens on the land held for development and the construction in progress of the respective developments. These subordinate liens are subject to inter-creditor agreements with the senior lenders and are used by the Company to satisfy all or a portion of the equity requirements of the senior lenders. As such, these subordinated facilities are considered higher risk investments and as a result they command premium interest rates.

        During May 2000, the Company entered into a non-interest bearing deferred purchase money note agreement in exchange to hold title to and develop certain land. Under the terms of the note, the Company is permitted to develop lots on the underlying land, and upon settlement is obligated to pay a specific release payment. During April 2003, the note was increased by $820 as a result of additional land commitments. From May 2000 to September 30, 2003, the Company, as a result of settled lots, has paid a total of $724.

10.    COMMON STOCK

        In June 2002, Sunset issued 1,000 shares of its $1 par value common stock upon formation in consideration of $1,110.

        During 2001 and 2002, the Company repurchased 116 shares and 68 shares, respectively, of its $1 par value common stock for $5 per share from one of the shareholders under the terms of agreements entered into by the shareholders of Comstock Holdings and Comstock Homes. During 2001 and 2002, 116 shares and 68 shares, respectively, were issued to certain shareholders of Comstock Holdings and Comstock Homes in consideration for services rendered. The Company recorded compensation expense of $117 and $77, respectively, in consideration for such services rendered.

11.    RELATED PARTY TRANSACTIONS

        In June 2002, the Company entered into a promissory note agreement with TCG Fund I, LC to fund development projects. TCG Fund I, LC, is a related party in which the Company has an equity investment (Note 6). The promissory note agreement allows the Company to borrow up to $4 million. The note bears interest at 12% per annum and is due on June 15, 2006. The Company borrowed $2.8 million in December 2002 and $0.2 million in May 2004 under this promissory agreement. As of December 31, 2002 and 2003 and September 30, 2004, the amount owed to TCG Fund I amounted to approximately $3.3 million. Accrued interests on this note totaled $185, $90 and $97 at December 31, 2002 and 2003 and September 30, 2004, respectively.

        In April 2002 and January 2004, we entered into lease agreements for 7,703 and 8,797 square feet, respectively, for our corporate headquarters at 11465 Sunset Hills Road, Reston, Virginia from Comstock Partners, L.C., an affiliate in which Christopher Clemente, Gregory Benson, and others are principals. Christopher Clemente owns a 45% interest, Gregory Benson owns a 5% interest, an entity which is owned or controlled by Christopher Clemente's father-in-law, Dwight Schar, owns a 45% interest, and an unrelated third party owns a 5% interest in Comstock Partners. For the years ended December 31, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, total payments made under this lease agreement were $114, $221, $134, and $231, respectively. These leases ended on September 30, 2004. On October 1, 2004, we entered into a lease with Comstock Asset Management, L.C., an entity owned by Christopher Clemente, for 20,609 square feet for our corporate headquarters.

        In May 2003, the Company hired a construction company, in which Christopher Clemente's brother, Louis Clemente, serves as the President and is a significant shareholder, to provide construction services and act as a general contractor at one of the Company's developments. The Company paid $829, $547, and $3,626 to this construction company during the year ended December 31, 2003 and the nine months ended September 30, 2003 and 2004, respectively, to this company.

        In May 2003, the Company entered into a lot purchase agreement to sell 47 developed lots to an entity in which Christopher Clemente's father-in-law, Dwight Schar, serves as the chief executive officer and chairman of the board of directors and is a shareholder. During the year ended December 31, 2003 and the nine months ended September 30, 2004, the Company delivered 17 and 27 lots, respectively, to this entity for $2,193 and $3,508, respectively.

        In December 2003, the Company entered into a $7,000 second trust loan agreement, accruing interest at 18% per annum, with Comstock Capital Partners, L.C., a related entity equally owned by Christopher Clemente and Gregory Benson. Immediately upon execution, Comstock Capital Partners assigned 100% of the second trust loan to other parties. An assignment was made covering $6 million of the principal under the second trust loan to an entity owned or controlled by Christopher Clemente's father-in-law, Dwight Schar, at 15% per annum. At December 31, 2003 and September 30, 2004, the principal owed was $7,000 and $7,000, respectively. Accrued interest at December 31, 2003 and September 30, 2004 amounted to $55 and $101, respectively. The remaining $1 million of principal under the loan was assigned to an entity controlled by Scott Kasprowicz who became a related party on June 1, 2004 upon the hiring of his son, Reid Kasprowicz.

        In April 2004, the Company entered into an additional three year $5,000 promissory note agreement, with an entity controlled by Scott Kasprowicz, bearing interest at a rate of 12%. Under the terms of the note, the Company was advanced $2,500 in April 2004 and additional $2,500 in June 2004. In the event of a consolidation of The Comstock Companies, the lender is entitled to a premium of up to 15% of the outstanding principal balance. Accrued interest at September 30, 2004 totaled $102.

        During the year ended December 31, 2003 and the nine months ended September 30, 2003 and 2004, the Company paid $500, $0 and $158, respectively, to Investors Management, LLC for consulting services provided. Investors Management, LLC is a related party, which is owned by Christopher Clemente, Gregory Benson, Bruce Labovitz, Lawrence Golub and James Keena (executive officers and/or shareholders of the Company). In addition, at December 31, 2003 the Company had an outstanding note receivable from Investors Management, LLC of $14, which accrues interest at a rate of 10% per annum. The Note was paid in June of 2004. In August 2004 the Company entered into a new note agreement in the amount of $60, which accrues interest at a rate of 12% per annum.

        Christopher Clemente's mother-in-law, Janice Schar, and Gary Martin each invested $100,000 as minority shareholders in one of our subsidiaries, respectively, and Judah and Deborah Labovitz, the parents of Bruce Labovitz, loaned approximately $300 to another of our subsidiaries. We expect to repurchase such minority interests with proceeds from this offering. We expect that the amounts we will pay to Mrs. Schar and Mr. Martin with proceeds from this offering will be approximately $120 and $150, respectively. Furthermore, approximately $60 will be paid to Lawrence Golub, one of our four current shareholders, when we purchase his minority membership interest in one of our subsidiaries.

        During 2003, the Company entered into agreements with I-Connect, L.C., a company in which Investors Management, LLC holds a 25% interest, for information technology consulting services and the right to use certain customized enterprise software developed with input from the Company. The intellectual property rights associated with the software solution that was developed by I-Connect along with any improvements made thereto by the Company remained the property of I-Connect. During the year ended December 31, 2003 and the nine months ended September 30, 2003 and 2004, the Company paid $471, $191, and $326, respectively, to I-Connect. Also, in March 2003, the Company entered into a space sharing agreement with I-Connect, L.C. to occupy and use 3,342 square feet of office space subleased by I-Connect, L.C. from a third party in Reston, Virginia. The Company paid $40 under this agreement in 2003 and $29 and $4 during the nine months ended September 30, 2003 and 2004, respectively. On June 24, 2003, the I-Connect, L.C. sublease was assigned to Comstock Partners, L.C. (as landlord). The space sharing agreement with I-Connect ended on September 30, 2004.

        During 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004, the Company received revenue of approximately $2,596, $4,348, $2,908, $2,187 and $2,971, respectively, by providing administrative and sales support to Comstock Service Corp., Inc., a related party owned by Christopher Clemente, Gregory Benson, Jim Keena and Lawrence Golub. At December 31, 2002 and 2003, and September 30, 2004, the Company had a receivable of approximately $365, $2,690 and $2,876, respectively, from this entity.

        For the years ended December 31, 2001, 2002 and 2003, the Company received revenue of approximately $0, $634 and $926, respectively, and $695, and $1,060 during the nine months ending in

September 30, 2003 and 2004, respectively, by providing administrative and sales support to other related parties in which Christopher Clemente, Gregory Benson, Jim Keena, Lawrence Golub and Christopher Clemente's father-in-law, Dwight Schar, are shareholders.

        From October 31, 2003 to December 31, 2003, the Company granted interest-free loans totaling $38 to an employee of the Company. As of December 31, 2003 and June 30, 2004 the employee owed the Company $38 and $39, respectively. The loan was repaid in July of 2004.

        During the course of the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and September 30, 2004, the Company provided bookkeeping services to related party entities at no charge.

        In August 2004, the Company entered into a $2,400 promissory note agreement with Belmont Models I, L.C., an affiliate managed by Investors Management. The note bears an interest rate of 12%, which is payable monthly and matures in July 2006.

        In July 2003, the Company loaned William Bensten, an officer of the Company, $70. The loan was repaid in August 2003 with no interest.

12.    RETIREMENT PLAN

        The Company maintains a defined contribution retirement savings plan pursuant to Section 401(k) of the Internal Revenue Code (the "Code"). Eligible participants may contribute a portion of their compensation to their respective retirement accounts in an amount not to exceed the maximum allowed under the Code. The plan provides for matching Company contributions at the sole discretion of the board of directors. The Company made no contributions to the plan during the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and September 30, 2004.

13.    COMMITMENTS AND CONTINGENCIES

Loan guarantees

        The Company has guaranteed loans made to Comstock Service Corp., Inc. from its shared construction and development loan facilities. As of December 31, 2003 and September 30, 2004, Comstock Service Corp., Inc. had outstanding loan balances totaling $8,852 and $6,693, respectively, that were guaranteed by the Company. The loans mature between December 2004 and February 2005.

Litigation

        In the normal course of its business, the Company and/or its subsidiaries are named as defendants in certain legal actions arising from its normal business activities. Management believes that none of the litigation matters in which the Company or any subsidiary is involved would have a material adverse effect on the consolidated financial condition or operations of the Company.

Lot purchase agreements

        On December 26, 2001, the Company entered into a purchase commitment agreement to purchase developed residential lots. The purchase commitment agreement provides for fixed purchase prices per lot subject to escalation throughout the build-out period for each project. At December 31, 2003 and September 30, 2004, the Company had commitments to purchase fifty-six lots at an average minimum purchase price of approximately $65 per lot, under non-specific performance agreements.

Homes sold under construction

        As of December 31, 2003, the Company has commitments to sell homes that are under construction and included in the Company's real estate held for sale ("Backlog"). At December 31, 2003 and September 30, 2004, the Company's Backlog was $31,526 and $135,442, respectively.

Letters of credit and performance bonds

        The Company has commitments as a result of contracts entered into with certain third parties to meet certain performance criteria as outlined in such contracts. The Company is required to issue letters of credit and performance bonds to these third parties as a way of ensuring that such commitments entered into are met by the Company. At December 31, 2003 and September 30, 2004, the Company has issued $590 and $9,695 in letters of credit and $9,795 and $6,216 in performance and payment bonds to these third parties.

Operating leases

        The Company leases office space under non-cancelable operating leases. Minimum annual lease payments under these leases at December 31, 2003 approximate:

Year Ended:	Amount
2004	$449
2005	428
2006	227
2007	221
2008	227
Thereafter	95

Total	$1,647

        Operating lease rental expense aggregated $153, $205 and $304, respectively, for 2001, 2002 and 2003 and $208 and $258, respectively, for the six months ended September 30, 2003 and 2004.

14.    FAIR VALUE OF FINANCIAL INSTRUMENTS

        The carrying amounts reported in the combined consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and floating rate debt approximate fair value.

        The carrying amount and fair value of fixed rate debt at December 31, 2002 and 2003 and September 30, 2003 were as follows:

	December 31,
	2002	2003	September 30, 2004
			(unaudited)
Carrying amount	$2,839	$10,367	$18,212
Fair value	$3,438	$11,672	$20,042

        Fair value estimates are made at a specific point in time, based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

15.    SUBSEQUENT EVENTS

        After September 30, 2004, the Company made distributions of $135 to shareholders and $330 to minority shareholders.

        In December 2003, we purchased approximately 4.5 acres of unimproved land in Arlington, Virginia, which is expected to yield approximately 470 condominium units and 80,000 square feet of retail space. Our purchase price was approximately $21.5 million. The estimated project cost for this development is $160 million. We intend to enter into a new senior construction credit facility for this project in the estimated amount of $119.3 million and a mezzanine credit facility of approximately $28.2 million.

        In November 2004 we entered into an option contract to purchase 424 completed rental apartments in Fairfax, Virginia for the purpose of converting them to for-sale condominiums. Our purchase price is approximately $75 million with anticipated construction costs for upgrades of approximately $12 million. We intend to enter into a new senior acquisition and construction facility for this project.

        In November 2004 we expect to enter into an option contract to purchase 16 large lot single family home site for an expected purchase price of $3.4 million. This acquisition is expected to close in late 2006.

16.    INITIAL PUBLIC OFFERING AND RELATED CONSOLIDATION—UNAUDITED

        Comstock Homebuilding Companies, Inc. is currently undertaking an initial public offering of its Class A Common stock ("the Offering"). In addition, Comstock Homebuilding Companies, Inc. will acquire 100% of the outstanding capital stock of Comstock Holdings by merger following a consolidation that will take place immediately prior to the closing of the Offering (the "Consolidation"). The Consolidation will be effected through the mergers of Comstock Service Corp., Inc., Sunset and Comstock Homes with and into Comstock Holdings. For accounting purposes the merger with Comstock Service Corp., Inc. will be accounted for as an acquisition. In connection with the Consolidation, each of the Comstock Companies and Comstock Service will distribute promissory notes to its shareholders in an amount equal to the their Subchapter S corporation accumulated adjustments account and undistributed tax basis in its subsidiaries and real estate partnerships, if any, as of the date on which the notes are issued. Such amount is reflected as "Distributions Payable" in the accompanying pro forma balance sheet as of September 30, 2004. Comstock Homebuilding Companies, Inc. intends to use a portion of the net proceeds of this Offering to purchase certain minority interests and to fund distributions to the shareholders of each of the Comstock Companies and Comstock Service Corp., Inc. in payment of all or a portion of the amounts that are due and payable under the promissory notes.

17.    INCOME TAXES AND PRO FORMA INFORMATION—UNAUDITED

        The combined consolidated financial statements of the Company do not include a provision for income taxes because the taxable income of the Company was included in the income tax returns of the stockholders pursuant to elections to be treated as S corporations.

        In connection with the Offering, and the related Consolidation (see note 16), The Comstock Companies will no longer be treated as S corporations for income tax purposes. The Comstock Companies will be subject to Federal and State corporate income taxes and will recognize deferred taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires companies subject to income taxes to adjust their deferred tax assets and liabilities based on temporary differences between financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse. Based on temporary differences existing as of December 31, 2003 and September 30, 2004, the net deferred income taxes are as follows:

	December 31, 2003	September 30, 2004
Deferred tax assets:
Real estate held for development and sale	$2,595	$3,491
Warranty reserve	207	263
Accrued expenses and other	145	148

Gross deferred tax assets	2,947	3,902
Less: valuation allowance	(1,986)	(1,625)

	961	2,277

Deferred tax liability:
Property, plant and equipment	45	58

Net deferred tax assets	$916	$2,219

        The components of the pro forma income tax provisions are as follows:

	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
Current tax provision
Federal	$3,439	$4,264
State	700	864
Deferred tax benefit	(887)	(1,162)

	$3,252	$3,966

        The effective pro forma income tax rate differs from the 34% statutory federal rate principally as a result of state income taxes and changes in the valuation allowance.

        The unaudited pro forma balance sheet has been presented to give effect to (i) the distribution of promissory notes to shareholders in an amount equal to their Subchapter S corporation accumulated adjustments account and undistributed tax basis in its subsidiaries and real estate partnerships (note 16) and (ii) the recognition of net deferred tax assets, upon termination of S corporation election, as if it occurred on September 30, 2004.

        A reconciliation of historical retained earnings at September 30, 2004 to pro forma accumulated deficit follows:

Historical retained earnings	$10,612
Distribution payable	(19,987)
Deferred income tax	2,652

Pro forma accumulated deficit	$(6,723)

        Pro forma earnings per share is computed by dividing the pro forma net income for the period by the pro forma weighted average number of shares of common stock outstanding during the period. The historical shares outstanding have been adjusted to reflect the additional number of shares, on an equivalent basis, which are necessary to pay the $        million S corporation distributions.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Comstock Service Corp., Inc.:

        In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Comstock Service Corp., Inc. and subsidiaries at December 31, 2003, and the results of their operations and their cash flows for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

McLean, Virginia
August 9, 2004

COMSTOCK SERVICE CORP., INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)

	As of December 31, 2003	As of September 30, 2004
		(unaudited)
ASSETS
Cash and cash equivalents	$1,796	$1,698
Receivables	—	404
Due from related parties	298	851
Real estate held for development and sale	20,222	18,022
Other assets	51	50

TOTAL ASSETS	$22,367	$21,025

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued liabilities	$1,564	$2,065
Due to related parties	1,974	2,585
Notes payable	14,051	11,499
Notes payable—related parties	1,019	464

TOTAL LIABILITIES	18,608	16,613

Commitments and contingencies (Note 8)
Minority interest	2,820	3,017

SHAREHOLDERS' EQUITY
Common stock, $1 par value; 2,000 shares authorized, 1,279 shares issued and outstanding	1	1
Additional paid-in capital	1,724	3,024
Accumulated deficit	(786)	(1,630)

TOTAL SHAREHOLDERS' EQUITY	939	1,395

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$22,367	$21,025

The accompanying notes are an integral part of these consolidated financial statements.

COMSTOCK SERVICE CORP., INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands)

		Nine Months Ended September 30,
	Year Ended December 31, 2003
		2003	2004
		(unaudited)
Revenues
Sale of real estate	$13,278	$10,241	$11,935
Settlement title services	112	70	179

Total revenue	13,390	10,311	12,114
Expenses
Cost of sales of real estate	9,421	7,223	10,129
Cost of sales of settlement title services	43	32	32
Selling, general and administrative	3,284	2,275	2,449

Operating income (loss)	642	781	(496)
Other (income) expense, net	(26)	(27)	151

Income (loss) before minority interest	668	808	(647)
Minority interest	1,416	1,108	197

Net (loss) income	$(748)	$(300)	$(844)

The accompanying notes are an integral part of these consolidated financial statements.

COMSTOCK SERVICE CORP., INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

(Amounts in thousands, except share data)

	Common Stock
			Paid-in Capital	Retained Earnings
	Shares	Amount			Total
Balance, December 31, 2002	1,279	$1	$1,724	$16	$1,741
Distributions	—	—	—	(54)	(54)
Net loss	—	—	—	(748)	(748)

Balance, December 31, 2003	1,279	1	1,724	(786)	939
Contributions (unaudited)	—	—	1,300	—	1,300
Net loss (unaudited)	—	—	—	(844)	(844)

Balance, September 30, 2004 (unaudited)	1,279	$1	$3,024	$(1,630)	$1,395

The accompanying notes are an integral part of these consolidated financial statements.

COMSTOCK SERVICE CORP., INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

		Nine Months Ended September 30,
	Year Ended December 31, 2003
		2003	2004
		(unaudited)
Cash flows from operating activities:
Net (loss) income	$(748)	$(300)	$(844)
Adjustment to reconcile net income to net cash provided by operating activities
Minority interest	1,416	1,108	197
Impairment of real estate held for development and sale	109	—	—
Write off of land deposits	200	—	—
Changes in operating assets and liabilities:
Receivables	—	—	(404)
Due from related parties	(150)	10	(553)
Real estate held for development and sale	(773)	371	2,200
Other assets	(49)	(118)	1
Accounts payable and accrued liabilities	592	223	501
Due to related parties	1,376	(163)	1,911

Net cash provided by (used in) operating activities	1,973	1,131	3,009

Cash flows from financing activities:
Proceeds from notes payable	9,619	6,967	5,762
Proceeds from related party notes payable	872	775	455
Payments on notes payable	(11,781)	(8,269)	(8,314)
Payments on related party notes payable	—	—	(1,010)
Distributions paid to shareholders	(54)	(54)	—

Net cash used in financing activities	(1,344)	(581)	(3,107)

Net increase (decrease) in cash and cash equivalents	629	550	(98)
Cash and cash equivalents, beginning of period	1,167	1,167	1,796

Cash and cash equivalents, end of period	$1,796	$1,717	$1,698

Supplemental information of noncash activities
Noncash contributions from shareholders	—	—	1,300
Supplemental Cash Flow Data
Interest paid (net of capitalized amounts)	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

COMSTOCK SERVICE CORP., INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

1.    BASIS OF PRESENTATION

        Comstock Service Corp., Inc. and subsidiaries (the "Company") was incorporated in 1996 to acquire, develop, own, manage, and otherwise enter into transactions related to real estate property. The Company is owned by the common shareholders of Comstock Holding Company, Inc. and subsidiaries ("Comstock Holdings"), Comstock Homes, Inc. and subsidiaries ("Comstock Homes") and Sunset Investment Corporation, Inc. and subsidiaries ("Sunset").

        The Company develops, builds and markets single-family homes, townhouses and condominiums in North Carolina. The Company also provides settlement and title services through its subsidiary Settlement Title Services, LLC.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        A summary of the significant accounting principles and practices used in the preparation of the consolidated financial statements is as follows:

Principles of consolidation

        The consolidated financial statements include all controlled subsidiaries. In addition, the Company reviews its relationships with other entities to assess if the Company is the primary beneficiary of a variable interest entity. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated. See the "Recent accounting pronouncement" section of this Note, Note 3 and Note 11 for additional discussion on consolidation of variable interest entities. All material inter-company balances and transactions are eliminated in consolidation.

Investment in real estate partnerships

        Real estate partnerships in which the Company has significant influence but less than a controlling interest are accounted for under the equity method. Under the equity method, the Company's initial investment is recorded at cost and is subsequently adjusted to recognize its share of earnings and losses. Distributions received reduce the carrying amount of the investment.

Use of estimates

        The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes amounts. Actual results could differ from those estimates. Material estimates are utilized in the valuation of real estate, capitalization of costs, consolidation of variable interest entities and warranty reserves.

Revenue recognition

        The Company recognizes revenues and related profits from the sale of residential properties and finished lots when closing has occurred, full payment has been received, title and possession of the property transfer to the buyer and the Company has no significant continuing involvement in the property.

        Revenues from settlement title services are recognized as the services are provided.

Cash and cash equivalents

        Cash and cash equivalents are comprised of cash and short-term investments with original maturities of three months or less. Banking institutions with which the Company does business are considered credit worthy; therefore, credit risk associated with cash and cash equivalents is considered low.

Receivables

        Receivables include amounts in transit or due from title and settlement companies for residential property closings. The Company has determined that no allowance for uncollectibility is required at December 31, 2002 and 2003 and September 30, 2004 based on a review for the individual accounts.

Real estate held for development and sale

        Real estate held for development and sale includes land, land development costs, interest and other construction costs and is stated at cost or, when circumstances or events indicate that the real estate held for development or sale is impaired, at estimated fair value.

        Land, land development and indirect land development costs are accumulated by specific area and allocated to various lots or housing units using specific identification and allocation based upon the relative sales value, unit or area methods. Direct construction costs are assigned to housing units based on specific identification. Construction costs primarily include direct construction costs and capitalized field overhead. Other costs are comprised of prepaid local government fees and capitalized interest and real estate taxes. Selling costs are expensed as incurred.

        Estimated fair value is based on comparable sales of real estate in the normal course of business under existing and anticipated market conditions. The evaluation takes into consideration the current status of the property, various restrictions, carrying costs, costs of disposition and any other circumstances, which may affect fair value including management's plans for the property. Due to the large acreage of certain land holdings, disposition in the normal course of business is expected to extend over a number of years. A write-down to estimated fair value is recorded when the carrying value of the property exceeds its estimated fair value. These evaluations are made on a property-by-property basis. The Company assesses the impairment of real estate assets whenever events or changes in circumstances indicate that the net book value may not be recoverable.

Capitalized interest and real estate taxes

        Interest and real estate taxes incurred relating to the development of lots and parcels are capitalized to real estate held for development and sale during the active development period, which generally commences when borrowings are used to acquire real estate assets and ends when the properties are substantially complete. Interest is capitalized based on the interest rate applicable to specific borrowings or the weighted average of the rates applicable to other borrowings during the period. Interest and real estate taxes capitalized to real estate held for development and sale are expensed as a component of cost of sales as related units are sold.

        The following table is a summary of interest incurred and capitalized:

	Year Ended December 31, 2003	September 30, 2004
		(unaudited)
Total interest incurred	$933	$598
Beginning interest capitalized	$1,887	$2,284
Plus: Interest incurred on notes payable	850	554
Plus: Interest incurred on related party notes payable	83	44
Less: Interest expensed as a component of cost of sales	(536)	(631)

Ending interest capitalized	$2,284	$2,251

Warranty reserve

        Warranty reserves for houses sold are established to cover potential costs for materials and labor with regard to warranty-type claims expected to arise during the one-year warranty period provided by the Company or within the five-year statutorily mandated structural warranty period. Since the Company subcontracts its homebuilding work, subcontractors are required to provide the Company with an indemnity and a certificate of insurance prior to receiving payments for their work, claims relating to workmanship and materials are generally the primary responsibility of the subcontractors and product manufacturers. The warranty reserve is established at the time of closing, and is calculated based upon historical warranty cost experience and current business factors. Variables used in the calculation of the reserve, as well as the adequacy of the reserve based on the number of homes still under warranty, are reviewed on a periodic basis. Warranty claims are directly charged to the reserve as they arise. The following table is a summary of warranty reserve activity:

	Year Ended December 31, 2003	September 30, 2004
		(unaudited)
Balance at beginning of period	$192	$168
Additions	85	74
Releases and/or charges incurred	(109)	(88)

Balance at end of period	$168	$154

Advertising costs

        The total amount of advertising costs charged to general, selling and administrative expense was $267, $191 and $222 for the year ended December 31, 2003 and the nine months ended September 30, 2003 and 2004, respectively.

Environmental remediation costs

        Development and sale of real property creates a potential for an environmental liability. Environmental costs relating to land and properties under development are capitalized and charged to cost of sales when sold. Environmental costs incurred in connection for properties previously sold are expensed in the period when identified.

Minority interest

        Minority interest reflects third parties' ownership interest in ventures that the Company controls.

Income taxes

        The Company has elected to be treated as an S corporation under Subchapter S of the Internal Revenue Code and is therefore not subject to income taxes. Taxable income or loss is passed through and reported by the individual shareholders. As such, no provision for income taxes has been reflected in the consolidated financial statements.

Stock compensation

        Stock issued in consideration for services is recorded at estimated fair value on the date of issuance, in accordance with SFAS 123, "Accounting for Stock-based Compensation."

Segment reporting

        Since the Company operates primarily in a single extended geographical market with similar products at its various development projects, it is considered to represent a single reportable segment for financial reporting purposes.

Comprehensive income

        For the year ended December 31, 2003 and the nine months ended September 30, 2003 and 2004, comprehensive income equaled net income; therefore, a separate statement of comprehensive income is not included in the accompanying consolidated financial statements.

Recent accounting pronouncements

        In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires the primary beneficiary of a variable interest entity to consolidate that entity. A variable interest entity is created when (i) the equity investment at risk is not sufficient to permit the entity from financing its activities without additional subordinated financial support from other parties or (ii) equity holders either (a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the variable interest entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.

Expected losses are the expected negative variability of an entity's net assets exclusive of its variable interests, and expected residual returns are the expected positive variability in the fair value of an entity's assets, exclusive of variable interests. Prior to the issuance of FIN 46, an enterprise generally consolidated an entity when the enterprise had a controlling financial interest in the entity through ownership of a majority voting interest.

        In December 2003, the FASB issued a revision of FIN 46 ("FIN 46-R"), clarifying certain provisions of FIN 46. The Company adopted the provisions of FIN 46-R on February 1, 2003 to the extent that they related to variable interest entity's created on or after that date. For variable interest entity's created before January 31, 2003, FIN 46-R was deferred to the end of the first interim or annual period ending after March 15, 2004. The Company fully adopted FIN 46-R effective March 31, 2004. Based on the provisions of FIN 46-R, the Company has concluded that whenever it options land or lots from an entity and pays a significant non-refundable deposit, a variable interest entity is created under condition (ii) (b) of the previous paragraph. The Company has been deemed to have provided subordinated financial support, which refers to variable interests that will absorb some or all of an entity's expected theoretical losses if they occur. For each variable interest entity created the Company will compute expected losses and residual returns based on the probability of future cash flows as outlined in FIN 46-R. If the Company is deemed to be the primary beneficiary of the variable interest entity it will consolidate the variable interest entity on its balance sheet. See Note 3. In addition, the Company has determined that its investment in North Shore Investors LLC ("North Shore") is also a variable interest entity, but that the Company is not the primary beneficiary and accordingly, not required to consolidate North Shore. See Note 5.

3.    CONSOLIDATION OF VARIABLE INTEREST ENTITIES

        The Company typically acquires land for development at market prices from various entities under fixed price purchase agreements. The purchase agreements require deposits that may be forfeited if the Company fails to perform under the agreement. The deposits required under the purchase agreements are in the form of cash or letters of credit in varying amounts. The Company may, at its option, choose for any reason and at any time not to perform under these purchase agreements by delivering notice of its intent not to acquire the land under contract. The Company's sole legal obligation and economic loss for failure to perform under these purchase agreements is typically limited to the amount of the deposit pursuant to the liquidated damages provision contained within the purchase agreement. As a result, none of the creditors of any of the entities with which the Company enters into forward fixed price purchase agreements have recourse to the general credit of the Company. The Company also does not share in an allocation of either the profit earned or loss incurred by any of these entities with which the Company enters fixed price purchase agreements.

        The Company has concluded that whenever it options land or lots from an entity and pays a significant non-refundable deposit as described above, a variable interest entity is created under the provisions of FIN 46-R (see recent accounting pronouncements in Note 2). This is because the Company has been deemed to have provided subordinated financial support, which refers to variable interest that will absorb some or all of an entity's expected theoretical losses if they occur. The Company therefore examines the entities with which the Company enters into fixed price purchase agreements, for possible consolidation by the Company under FIN 46-R. This requires the Company to compute expected losses and expected residual returns based on the probability of future cash flows as outlined in FIN 46-R. This calculation requires substantial management judgments and estimates. In addition, because the Company does not have any contractual or ownership interests in the entities with which it contracts to buy the land, the Company does not have the ability to compel these development entities to provide financial or other data to assist the Company in the performance of the primary beneficiary evaluation. The Company did not have any land option agreements outstanding on December 31, 2003 and September 30, 2004.

4.    REAL ESTATE HELD FOR DEVELOPMENT AND SALE

        Real estate held for development and sale consists of the following:

	December 31, 2003	September 30, 2004
		(unaudited)
Land and land development costs	$7,438	$6,344
Cost of construction (including capitalized interest and real estate taxes)	12,784	11,678

	$20,222	$18,022

        During 2003, the Company determined that certain amounts included in Real estate held for development and sale were no longer recoverable. As a result, the company wrote off certain amounts, which are included in Cost of Sales in the accompanying consolidated statements of operations for 2003 and the nine months ended September 30, 2004. Total amounts written off for the year ended December 31, 2003 and the nine months ended September 30, 2004 was $109 and $0, respectively.

5.    INVESTMENT IN NORTH SHORE

        During 2001, the Company invested $41 in North Shore Investors, LLC for a 50% ownership interest. North Shore Investors, LLC was formed to acquire and develop residential lots and construct single family and townhouse units.

        In 2002, as a result of recognizing its share of net losses incurred by North Shore Investors, LLC, the Company reduced its investment in North Shore Investors, LLC, to $0. As of December 31, 2003 and September 30, 2004, the Company has not received dividends from North Shore Investors, LLC.

        The investment in North Shore is comprised of:

	December 31, 2003	September 30, 2004
		(unaudited)
Investment at cost	$41	$41
Share of earnings (losses)	(41)	(41)

Net Investment	$—	$—

        Unaudited financial information as of and for the year ended December 31, 2003 and the nine months ended September 30, 2004 for the Company's investment in North Shore accounted for under the equity method of accounting is as follows:

Condensed Consolidated Balance Sheets (unaudited)

	December 31, 2003	September 30, 2004
Real estate held for development and sale	$9,920	$10,655
Other assets	300	174

Total assets	$10,220	$10,829

Notes payable	$9,918	$9,818
Other liabilities	332	1,912

Total liabilities	$10,250	$11,730

Partners' capital	(30)	(901)

Total liabilities and partners' capital	$10,220	$10,829

Condensed Consolidated Statements of Operations (unaudited)

	Year Ended December 31, 2003	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004
Revenues	$1,003	$375	$2,688
Cost and expenses	1,267	894	3,559

Net income (loss)	$(264)	$(519)	$(871)

Company's share of net losses	$—	$—	$—

        The Company's maximum exposure to loss in North Shore is limited to its capital contribution.

6.    OTHER ASSETS

        Other assets consist of the following:

	December 31, 2003	September 30, 2004
		(unaudited)
Contract land deposits	50	50
Restricted escrow deposits	1	0

	51	50

7.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

        Accounts payable and accrued liabilities consist of the following:

	December 31, 2003	September 30, 2004
		(unaudited)
Trade payables	$964	$1,120
Warranty reserve	168	154
Customer deposits	185	151
Other accrued liabilities	247	640

	$1,564	$2,065

8.    NOTES PAYABLE

        The Company has outstanding borrowings with various financial institutions and other lenders which have been used to finance the acquisition, development and construction of real estate property. Financial data related to the company's borrowings is set forth below:

	December 31, 2003	September 30, 2004
		(unaudited)
Notes payable to non-related parties
Shared construction and development loans with approximately $10,934 available for planned development expenditures, with monthly interest only payments ranging from prime + .5% to Prime + 1% (4.50% to 5.58% for the year ended December 31, 2003 and the nine months ended September 30, 2004) with maturity dates ranging from December 2004 to February 2005.	$14,051	$11,499

	14,051	11,499
Notes payable to related parties
Notes payable to Comstock Homes, a related party due to common ownership (Note 10), with interest accruing at 12% per annum maturing at various times during 2004. At December 31, 2003 and September 30, 2004, accrued interest on the note is $20 and $46, respectively, and is included in accounts payable and accrued liabilities.	314	317
Notes payable to Comstock Holdings, a related party due to common ownership (Note 10), with interest accruing at rates ranging from 0% to 18%. At December 31, 2003 and September 30, 2004, accrued interest on the notes is $26 and $46, respectively, and is included in accounts payable and accrued liabilities.	705	147

	1,019	464

	$15,070	$11,963

        Maturities with respect to all notes payable as of December 31, 2003 are as follows:

Years ending December 31,
2004	$9,941
2005	4,110
2006	1,019

$15,070

        Upon settlement of each unit, principal is curtailed based upon specific release payment to the lender. The loans are collateralized by first liens on the land held for development and the construction in progress of the respective developments. In addition, the loans which were borrowed at the project entity level are guaranteed by the Company and some of its shareholders. The Company must comply with certain restrictive covenants that include maintenance of a total debt to tangible net worth ratio and a minimum tangible net worth level. As of December 31, 2003 and September 30, 2004, the Company was in compliance with all covenants.

9.    COMMITMENTS AND CONTINGENCIES

Litigation

        In the normal course of its business, the Company and/or its subsidiaries are named as defendants in certain legal actions arising from its normal business activities. Management believes that none of the litigation matters in which the Company or any subsidiary is involved would have a material adverse effect on the consolidated financial condition or operations of the Company.

Homes sold under construction

        As of December 31, 2003 and September 30, 2004, the Company has commitments to sell homes that are under construction and included in the Company's real estate held for sale ("Backlog"). At December 31, 2003 and September 30, 2004, the Company's Backlog was $4,874 and $6,517, respectively.

Letters of Credit and Performance Bonds

        The Company has commitments as a result of contracts entered into with certain third parties to meet certain performance criteria as outlined in such contracts. The Company is required to issue letters of credit and performance bonds to these third parties as a way of ensuring that such commitments entered into are satisfied by the Company. At December 31, 2003 and September 30, 2004, the Company had $110 of issued performance and payment bonds to these third parties.

10.    FAIR VALUE OF FINANCIAL INSTRUMENTS

        The carrying value of cash and cash equivalents, receivables, payables and accrued liabilities approximate their fair value due to the short maturity of these instruments. The fair value of variable rate notes payable approximates book value.

        The carrying amount and fair market value of fixed rate at December 31, 2003 and September 30, 2004 were as follows:

	December 31, 2003	September 30, 2004
		(unaudited)
Carrying amount	$1,019	$464
Fair value	$1,043	$530

11.    RELATED PARTY TRANSACTIONS

        The Company incurred fees relating to administrative and sales support with Comstock Homes, Inc, a related party owned by Christopher Clemente, Gregory Benson, Jim Keena, and Lawrence Golub (executive officers and/or shareholders of the Company). For the year ended December 31, 2003 and the nine months ending September 30, 2003 and 2004, the Company paid fees to Comstock Homes, Inc. totaling approximately $2,908, $2,187 and $2,971, respectively. The Company owed approximately $2,690 and $2,876 of fees to Comstock Homes, Inc. as of December 31, 2003 and September 30, 2004, respectively.

        During the year ended December 31, 2003, the Company entered in to various notes payable agreements with Comstock Homes and Comstock Holdings. These notes accrue interest at various rates ranging from 0% to 12%, and mature between 2004 and 2006. At December 31, 2003, total principal and interest owed was $1,019 and $47, respectively. At September 30, 2004, total principal and interest owed was $1,214 and $92, respectively (Note 8).

        Comstock Holdings has a 1.36% member interest in Comstock North Carolina, LLC, an entity in which the Company acts as the general partner and has a 75% member interest.

        At December 31, 2003 and September 30, 2004 the Company had an outstanding inter-company liability to The Comstock Companies in the amount of $1,300 and $0, respectively.

        As of September 30, 2004, certain employees and their relatives have invested limited amounts of capital in the Company, and therefore hold minority membership interests or promissory notes.

12.    INITIAL PUBLIC OFFERING AND RELATED CONSOLIDATION—UNAUDITED

        Comstock Homebuilding Companies, Inc. is currently undertaking an initial public offering of its Class A Common stock ("the Offering"). In addition, Comstock Homebuilding Companies, Inc. will acquire 100% of the outstanding capital stock of Comstock Holdings by merger following a consolidation that will take place immediately prior to the closing of the Offering (the "Consolidation"). The Consolidation will be effected through the mergers of the Company, Sunset and Comstock Homes with and into Comstock Holdings. For accounting purposes, the merger with the Company will be accounted for as an acquisition. In connection with the Consolidation, each of Comstock Holdings, Comstock Homes, Sunset and the Company will distribute promissory notes to its shareholders in an amount equal to their Subchapter S corporation accumulated adjustment accounts and undistributed tax basis in each company's subsidiaries and real estate partnerships, if any, as of the date on which the notes are issued. Comstock Homebuilding Companies, Inc. intends to use a portion of the net proceeds of the Offering to purchase certain minority interests and to fund distributions to the shareholders of Comstock Holdings, Comstock Homes, Sunset and the Company in payment of all or a portion of the amounts that are due and payable under the promissory notes.

[INSIDE BACK COVER: COVER ART]

        [Two maps of Comstock's developments in the Washington, D.C. and Raleigh, North Carolina areas occupy the page. Centered on the bottom quarter of the page is Comstock's logo with the slogan "Worthy of the Investment."]

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

        Through and including            , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

            Shares

Comstock Homebuilding Companies, Inc.

Class A Common Stock

[COMSTOCK
LOGO]

BB&T Capital Markets

Robert W. Baird & Co.
Ferris, Baker Watts
Incorporated

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The expenses (other than underwriting discounts and commissions and the underwriters' non-accountable expense allowance) payable in connection with the sale of the Class A common stock offered in this registration statement are as follows:

Securities and Exchange Commission registration fee		$9,503
NASD filing fee		8,000
Nasdaq filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*
To be filed by amendment

        All expenses are estimated except for the SEC registration fee and the NASD filing fee.

Item 14. Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law (the "DGCL") provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of Comstock may and, in certain cases, must be indemnified by Comstock against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys' fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Comstock. This indemnification does not apply, (i) in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to Comstock, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses, and, (ii) in a non-derivative action, to any criminal proceeding in which such person had reasonable cause to believe his conduct was unlawful.

        Article     of Comstock's certificate of incorporation provides that no director of Comstock shall be liable to Comstock or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

        Article     of Comstock's certificate of incorporation also provides that Comstock shall indemnify to the fullest extent permitted by Delaware law any and all of its directors and officers, or former directors and officers, or any person who may have served at Comstock's request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise.

        Reference is made to Section       of the underwriting agreement to be filed as Exhibit 1.1 hereto, pursuant to which the underwriters have agreed to indemnify officers and directors of Comstock against certain liabilities under the Securities Act.

        Comstock has entered into indemnification agreements with each director and certain officers of Comstock, a form of which is filed as Exhibit 10.11 to this registration statement. Pursuant to such agreements, Comstock will be obligated, to the extent permitted by applicable law, to indemnify such directors and officers against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them by reason of the fact that they were directors or officers of Comstock or assumed certain responsibilities at the direction of Comstock. Comstock also intends to purchase directors and officers liability insurance in order to limit its exposure to liability for indemnification of directors and officers.

Item 15. Recent Sales of Unregistered Securities

  Certain Sales of Securities

        Except as set forth below, in the three years preceding the filing of this registration statement, the registrant has not issued any securities that were not registered under the Securities Act.

        In May 2004, upon the incorporation of the registrant, the registrant issued an aggregate of 10,000 shares of common stock to Christopher Clemente, Gregory Benson, James Keena and Lawrence Golub in exchange for an aggregate of $100.

        The foregoing sales of securities were made in reliance upon the exemption from the registration provisions of the Securities Act provided for by Section 4(2) thereof for transactions not involving a public offering. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a)   Exhibits.

1.1*	Form of Underwriting Agreement.
3.1**	Certificate of Incorporation, as amended.
3.2*	Form of Amended and Restated Certificate of Incorporation (to be filed with the Delaware Secretary of State immediately prior to the closing of the offering covered by this registration statement).
3.3**	Bylaws.
3.4*	Form of Amended and Restated Bylaws (to be adopted immediately prior to the closing of the offering covered by this registration statement).
4.1*	Specimen Class A common stock certificate.
5.1*	Opinion of Greenberg Traurig, LLP.
10.1**	Lease Agreement, dated as of April 30, 2002, with Comstock Partners, L.C.
10.2**	Lease Agreement, dated as of January 31, 2004, with Comstock Partners, L.C.
10.3*	Lease Agreement, dated as of October 1, 2004, with Comstock Asset Management, L.C.
10.4**	Loan Agreement, dated December 17, 1997, as amended, with Bank of America, N.A.
10.5*	Promissory Note, dated December , 2003, with Kasprowicz Family, LLC.

10.6*	Promissory Note, dated April 30, 2004, with Kasprowicz Family, LLC.
10.7**	Disbursement and Construction Loan Agreement and Disbursement and Development Loan Agreement, each dated October 10, 2002 and as amended, with Branch Banking and Trust Company of Virginia.
10.8**	Disbursement and Construction Loan Agreement and Acquisition, Disbursement and Development Loan Agreement, each dated July 25, 2003, with Branch Banking and Trust Company of Virginia.
10.9**	Purchase Money Deed of Trust and Security Agreement, dated December 15, 2003, with Crescent Potomac Yard Development, LLC.
10.10*	Form of Indemnification Agreement.
10.11*
Form of Promissory Note to be issued to each of Christopher Clemente, Gregory Benson, James Keena and Lawrence Golub by each of Comstock Holding Company, Inc., Comstock Homes, Inc., Sunset Investment Corp., Inc. and Comstock Service Corp., Inc.
10.12*	2004 Equity Incentive Plan.
10.13*	Form of Stock Option Agreement under the 2004 Equity Incentive Plan.
10.14*	Employee Stock Purchase Plan.
10.15**	Purchase and Sale Agreement, dated as of April 25, 2003, as amended, with Crescent Potomac Yard Development, LLC.
10.16*
Form of Tax Indemnification Agreement to be entered into by each of Christopher Clemente, Gregory Benson, James Keena and Lawrence Golub with each of Comstock Holding Company, Inc., Comstock Homes, Inc., Sunset Investment Corp., Inc. and Comstock Service Corp., Inc.
10.17*	Employment Agreement with Christopher Clemente, dated , 2004.
10.18*	Employment Agreement with Gregory Benson, dated , 2004.
10.19*	Employment Agreement with Bruce Labovitz, dated , 2004.
10.20*	Confidentiality and Non-Competition Agreement with Christopher Clemente, dated , 2004.
10.21*	Confidentiality and Non-Competition Agreement with Gregory Benson, dated , 2004.
10.22*	Confidentiality and Non-Competition Agreement with Bruce Labovitz, dated , 2004.
21.1*	List of subsidiaries.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1).
24.1**	Power of Attorney (previously included in the signature page to this registration statement).
99.1**	Consent of A. Clayton Perfall.
99.2**	Consent of Norman D. Chirite.
99.3**	Consent of David M. Guernsey.
99.4**	Consent of James A. MacCutcheon.

99.5**	Consent of Gary Martin.

*
To be filed by amendment.

**
Previously filed.

(b)   Financial Statement Schedules

        All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or are inapplicable, and therefore have been omitted.

Item 17. Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Reston, Virginia on November 15, 2004.

COMSTOCK HOMEBUILDING COMPANIES, INC.
By:	/s/ CHRISTOPHER CLEMENTE Christopher Clemente Chief Executive Officer

        Know All Men By These Presents, that each person whose signature appears below constitutes and appoints Christopher Clemente and Bruce Labovitz and each of them acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to sign (i) any and all amendments (including post-effective amendments) to this registration statement and to file the same with all exhibits thereto, and other documents in connection therewith and (ii) any registration statement and any and all amendments thereto, relating to the offer covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ CHRISTOPHER CLEMENTE Christopher Clemente	Chief Executive Officer and Director (Principal Executive Officer)	November 15, 2004
/s/ BRUCE LABOVITZ Bruce Labovitz	Chief Financial Officer (Principal Financial Officer)	November 15, 2004
/s/ JASON PARIKH Jason Parikh	Chief Accounting Officer (Principal Accounting Officer)	November 15, 2004
/s/ GREGORY BENSON Gregory Benson	President and Chief Operating Officer, Director	November 15, 2004

EXHIBIT INDEX

1.1*	Form of Underwriting Agreement.
3.1**	Certificate of Incorporation, as amended.
3.2*	Form of Amended and Restated Certificate of Incorporation (to be filed with the Delaware Secretary of State immediately prior to the closing of the offering covered by this registration statement).
3.3**	Bylaws.
3.4*	Form of Amended and Restated Bylaws (to be adopted immediately prior to the closing of the offering covered by this registration statement).
4.1*	Specimen Class A common stock certificate.
5.1*	Opinion of Greenberg Traurig, LLP.
10.1**	Lease Agreement, dated as of April 30, 2002, with Comstock Partners, L.C.
10.2**	Lease Agreement, dated as of January 31, 2004, with Comstock Partners, L.C.
10.3*	Lease Agreement, dated as of October 1, 2004, with Comstock Asset Management, L.C.
10.4**	Loan Agreement, dated December 17, 1997, as amended, with Bank of America, N.A.
10.5*	Promissory Note, dated December , 2003, with Kasprowicz Family, LLC.
10.6*	Promissory Note, dated April 30, 2004, with Kasprowicz Family, LLC.
10.7**	Disbursement and Construction Loan Agreement and Disbursement and Development Loan Agreement, each dated October 10, 2002 and as amended, with Branch Banking and Trust Company of Virginia.
10.8**	Disbursement and Construction Loan Agreement and Acquisition, Disbursement and Development Loan Agreement, each dated July 25, 2003, with Branch Banking and Trust Company of Virginia.
10.9**	Purchase Money Deed of Trust and Security Agreement, dated December 15, 2003, with Crescent Potomac Yard Development, LLC.
10.10*	Form of Indemnification Agreement.
10.11*
Form of Promissory Note to be issued to each of Christopher Clemente, Gregory Benson, James Keena and Lawrence Golub by each of Comstock Holding Company, Inc., Comstock Homes, Inc., Sunset Investment Corp., Inc. and Comstock Service Corp., Inc.
10.12*	2004 Equity Incentive Plan.
10.13*	Form of Stock Option Agreement under the 2004 Equity Incentive Plan.
10.14*	Employee Stock Purchase Plan.
10.15**	Purchase and Sale Agreement, dated as of April 25, 2003, as amended, with Crescent Potomac Yard Development, LLC.
10.16*
Form of Tax Indemnification Agreement to be entered into by each of Christopher Clemente, Gregory Benson, James Keena and Lawrence Golub with each of Comstock Holding Company, Inc., Comstock Homes, Inc., Sunset Investment Corp., Inc. and Comstock Service Corp., Inc.
10.17*	Employment Agreement with Christopher Clemente, dated , 2004.
10.18*	Employment Agreement with Gregory Benson, dated , 2004.

10.19*	Employment Agreement with Bruce Labovitz, dated , 2004.
10.20*	Confidentiality and Non-Competition Agreement with Christopher Clemente, dated , 2004.
10.21*	Confidentiality and Non-Competition Agreement with Gregory Benson, dated , 2004.
10.22*	Confidentiality and Non-Competition Agreement with Bruce Labovitz, dated , 2004.
21.1*	List of subsidiaries.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1).
24.1**	Power of Attorney (previously included in the signature page to this registration statement).
99.1**	Consent of A. Clayton Perfall.
99.2**	Consent of Norman D. Chirite.
99.3**	Consent of David M. Guernsey.
99.4**	Consent of James A. MacCutcheon.
99.5**	Consent of Gary Martin.

*
To be filed by amendment.

**
Previously filed.

QuickLinks

PROSPECTUS SUMMARY
Our Business
Our Markets
Our Strategy
Our Company
The Offering
SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OTHER DATA
RISK FACTORS
Risks Relating to Our Business
Risks Related to this Offering
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CORPORATE CONSOLIDATION
S CORPORATION DISTRIBUTIONS
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL INFORMATION
COMSTOCK HOMEBUILDING COMPANIES, INC. AND SUBSIDIARIES Unaudited Pro Forma Combined Consolidated Balance Sheet as of September 30, 2004 (in thousands)
COMSTOCK HOMEBUILDING COMPANIES, INC. AND SUBSIDIARIES Unaudited Pro Forma Combined Consolidated Statement of Operations For the Year Ended December 31, 2003 (in thousands, except per share amounts)
COMSTOCK HOMEBUILDING COMPANIES, INC. AND SUBSIDIARIES Unaudited Pro Forma Combined Consolidated Statement of Operations For the Nine Months Ended September 30, 2004 (in thousands, except per share amounts)
COMSTOCK HOMEBUILDING COMPANIES, INC. AND SUBSIDIARIES Notes to Unaudited Pro Forma Combined Consolidated Financial Information (in thousands, except per share data )
SELECTED FINANCIAL AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OUR BUSINESS
MANAGEMENT
Summary Compensation Table
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
COMSTOCK HOMEBUILDING COMPANIES, INC. BALANCE SHEET September 30, 2004
COMSTOCK HOMEBUILDING COMPANIES, INC. STATEMENT OF OPERATIONS AND RETAINED DEFICIT For the period June 7, 2004 (inception) through September 30, 2004
COMSTOCK HOMEBUILDING COMPANIES, INC. STATEMENT OF CASH FLOWS For the period June 7, 2004 (inception) through September 30, 2004
COMSTOCK HOMEBUILDING COMPANIES, INC. NOTES TO FINANCIAL STATEMENT September 30, 2004
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THE COMSTOCK COMPANIES (a combination of companies as defined in note 1) COMBINED CONSOLIDATED BALANCE SHEETS (Amounts in thousands, except share data)
THE COMSTOCK COMPANIES (a combination of companies as defined in note 1) COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS (Amounts in thousands, except share data)
THE COMSTOCK COMPANIES (a combination of companies as defined in note 1) COMBINED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Amounts in thousands, except per share data)
THE COMSTOCK COMPANIES (a combination of companies as defined in note 1) COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS (Amounts in thousands)
THE COMSTOCK COMPANIES (a combination of companies as defined in note 1) NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS (Amounts in thousands, except share data)
REPORT OF INDEPENDENT AUDITORS
COMSTOCK SERVICE CORP., INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (Amounts in thousands, except share data)
COMSTOCK SERVICE CORP., INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (Amounts in thousands)
COMSTOCK SERVICE CORP., INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY (Amounts in thousands, except share data)
COMSTOCK SERVICE CORP., INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Amounts in thousands)
COMSTOCK SERVICE CORP., INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Amounts in thousands)
TABLE OF CONTENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX